CPA®:16 GLOBAL

2011 Annual Report
Corporate Property Associates 16 – Global



Investing for the Long Run™

A MEMBER OF THE W. P. CAREY GROUP

CPA®:16 – Global seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.



Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2007	2008	2009	2010	2011
	FOR THE YEARS ENDED DECEMBER 31,				
Operating Data[1]					
Revenues[2]	$157,475	$226,559	$227,594	$229,408	$312,611
Net income (loss) attributable to CPA®:16 – Global shareholders[3]	34,204	20,247	(2,540)	32,007	9,500
Net cash provided by operating activities	120,985	117,435	116,625	121,390	156,927
Cash distributions paid	72,551	79,011	80,778	82,013	103,880
Per Share Data					
Distributions declared	.65	.66	.66	.66	.66
Balance Sheet Data					
Total assets	$3,081,869	$2,967,203	$2,889,005	$2,438,391	$3,644,934
Long-term obligations[4]	1,445,734	1,453,901	1,454,851	1,371,949	1,946,170

1 Certain prior year balances have been retrospectively adjusted for as discontinued operations.

2 Results for the year ended December 31, 2011 include the impact of the merger in May 2011.

3 Net income (loss) attributable to CPA®:16 – Global shareholders in 2011, 2010, 2009 and 2008 reflected certain impairment charges. See Note 13 to the Consolidated Financial Statements.

4 Represents non-recourse mortgage obligations and deferred acquisition fee installments.

This Annual Report contain references to non-GAAP financial measures, including MFFO and Adjusted Cash Flow from Operating Activities. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization. • MFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate. • We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on February 29, 2012, and is available on our Web site at www.cpa16global.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

Cash Flow from Operating Activities
(Dollars in millions)


121.0
117.4
117.0
121.3
157.0
2007
2008
2009
2010
2011

Revenues
(Dollars in millions)


157.5
227.0
228.0
229.4
313.0
2007
2008
2009
2010
2011

Distributions Declared per Share


.65
.66
.66
.66
.66
2007
2008
2009
2010
2011

Dear Fellow Shareholders



Corporate Property Associates 16 – Global (CPA®:16 – Global) generated over $312 million in revenue in 2011, a 36% increase over the prior year. These returns were the result of W. P. Carey managing the fund with unwavering focus on the objectives that have enabled the Company to generate strong results for investors, including:

- **Diversification**—Central to CPA®:16 – Global's risk mitigation strategy is diversifying the fund's portfolios by tenant, collateral type, geographic location or tenant/borrower industry. Through diversification, we avoid dependence on any one particular investment and reduce the adverse effect in the event of a downturn or underperformance in any single category, industry or region.
- **Distribution**—Our aim is to provide steady income for our shareholders. By efficiently managing our currency exposure, we strive to achieve greater cash flow so we can increase value for our investors.
- **Increased Equity**—We primarily invest in income-producing commercial real estate properties that are in an improved or developed state upon acquisition and generally triple-net leased to a single corporate tenant. We make regular principal payments on mortgage loans for our properties to ensure we are steadily increasing our equity.

During 2011, Corporate Property Associates 14 Incorporated merged into CPA®:16 – Global bringing $1.55 billion of new assets into the fund. The combined entity has greater diversification across geography, assets and tenants. With 71% of revenues coming from the United States, and the remaining 29% from other countries around the world, we have decreased our exposure to foreign currency fluctuations, providing the combined company with greater cash flow stability.

With distributions increasing to 6.68% on an annualized basis, the merger is generating returns for investors. The merger had a positive impact on estimated net asset value per share (NAV) as well. This metric reflects a 2.2% increase from an NAV of $8.90 as of June 30, 2011.

At year end, our portfolio included full or partial ownership interests in 512 properties, substantially all of which were triple-net leased to 150 tenants. In total, the fund housed approximately 49 million square feet (on a pro rata basis) with an occupancy rate of approximately 98%, an outstanding rate for any year, but especially so in the recent period of multi-year economic challenges.

As we head into a new year, we pay our respects to our Founder and Chairman, Wm. Polk Carey, who passed away on January 2, 2012. An entrepreneur, pioneer in global corporate finance and philanthropist for more than six decades, Bill was an extraordinary man. Our devotion to our investors, tenants and employees endures in Bill's memory. All of us at W. P. Carey will carry on by striving to live up to his example and by his mottos of Investing for the Long Run™ and Doing Good while Doing Well.

We will continue his work through creating diversified investment opportunities that are driven by the creditworthiness of the tenant, criticality of the asset, underlying value of the real estate and the transaction's structure and pricing. Providing a significant and predictable income stream to our investors remains our steadfast goal, and we are proud, once again, of the performance of Corporate Property Associates 16 – Global last year.

We thank you for your investment and appreciate your enduring trust.

Sincerely,

With best regards,

Trevor P. Bond
Chief Executive Officer

Annualized Yield and Estimated Net Asset Values



4.54%
5.36%
6.33%
6.48%
6.58%
6.62%
6.62%
6.62%
6.68%
$10.00
$10.00
$10.00
$10.00
$9.80
$9.20
$8.80
$9.10
2004
2005
2006
2007
2008
2009
2010
2011*
2012**
Original cost (dollars per share)
Year-end estimated net asset value
Annualized yield
*Net asset value as of 9/30/11
**As of 3/31/12


16
115-1

Financial Highlights

TABLE OF CONTENTS

Selected Financial Data

IN THOUSANDS EXCEPT PER SHARE DATA	YEARS ENDED DECEMBER 31, 2011	2010	2009	2008	2007
Operating Data[a]					
Revenues from continuing operations[b]	**$ 312,611**	$ 229,408	$ 227,594	$ 226,559	$ 157,475
Income from continuing operations[b]	**32,838**	50,631	28,316	45,512	56,200
Net income[c]	**21,293**	59,238	12,959	47,360	58,598
Add: Net (income) loss attributable to noncontrolling interests	**(9,891)**	(4,905)	8,050	(339)	(6,048)
Less: Net income attributable to redeemable noncontrolling interests	**(1,902)**	(22,326)	(23,549)	(26,774)	(18,346)
Net income (loss) attributable to CPA®:16 – Global shareholders	**9,500**	32,007	(2,540)	20,247	34,204
Earnings (Loss) Per Share:					
Income from continuing operations attributable to CPA®:16 – Global shareholders	**0.12**	0.22	0.02	0.15	0.27
Net income (loss) attributable to CPA®:16 – Global shareholders	**0.05**	0.26	(0.02)	0.17	0.29
Cash distributions declared per share	**0.6642**	0.6624	0.6621	0.6576	0.6498
Balance Sheet Data					
Total assets	**$3,644,934**	$2,438,391	$2,889,005	$2,967,203	$3,081,869
Net investments in real estate[d]	**2,862,040**	2,127,900	2,223,549	2,190,625	2,169,979
Long-term obligations[e]	**1,946,170**	1,371,949	1,454,851	1,453,901	1,445,734
Other Information					
Cash provided by operating activities	**$ 156,927**	$ 121,390	$ 116,625	$ 117,435	$ 120,985
Cash distributions paid	**103,880**	82,013	80,778	79,011	72,551
Payments of mortgage principal[f]	**52,034**	21,613	18,747	15,487	18,053

(a) Certain prior year amounts have been reclassified from continuing operations to discontinued operations.

(b) Results for the year ended December 31, 2011 include the impact of the Merger in May 2011.

(c) Net income in 2011, 2010, 2009 and 2008 reflected impairment charges totaling $27.5 million, inclusive of amounts attributable to noncontrolling interests totaling $0.2 million, $10.9 million, inclusive of amounts attributable to noncontrolling interests totaling $2.5 million, $59.6 million, inclusive of amounts attributable to noncontrolling interests totaling $12.8 million and $4.0 million, respectively.

(d) Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(e) Represents non-recourse and limited-recourse mortgage obligations, our credit facility and deferred acquisition fee installments.

(f) Represents scheduled mortgage principal payments.

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-listed REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. We were formed in 2003 and are managed by the advisor.

As discussed in Item 1, Significant Developments During 2011, on May 2, 2011, CPA®:14 merged with and into one of our subsidiaries. This Merger had a significant impact on our asset and liability base and on our full-year 2011 results as described below.

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2011	2010	2009
Total revenues	**$312,611**	$229,408	$227,594
Net income (loss) attributable to CPA®:16 – Global shareholders	**9,500**	32,007	(2,540)
Cash flow from operating activities	**156,927**	121,390	116,625
Distributions paid	**103,880**	82,013	80,778
Supplemental financial measures:			
Modified funds from operations (MFFO)	**138,195**	79,314	78,869
Adjusted cash flow from operating activities	**145,729**	114,633	110,971

We consider the performance metrics listed above, including certain supplemental metrics that are not defined by GAAP ("non-GAAP") such as Modified funds from operations, or MFFO, and Adjusted cash flow from operating activities, to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders. See Supplemental Financial Measures below for our definition of these measures and reconciliations to their most directly comparable GAAP measure.

Total revenues increased for 2011 as compared to 2010, primarily as a result of properties acquired in the Merger in May 2011 (Note 3), and the Carrefour SAS properties acquired in January 2011 (Note 5), partially offset by a decrease in interest income on our Hellweg 2 note receivable, which resulted from the exercise of a purchase option in November 2010 (Note 6).

Net income attributable to CPA®:16 – Global shareholders for the year ended December 31, 2011 reflected a non-cash charge of $34.3 million incurred in connection with amending our advisory agreement and the issuance of the Special Member Interest to a subsidiary of WPC (Note 3), as well as an increase in the level of impairment charges recognized as compared to 2010 (Note 13). During 2011, we recognized impairment charges totaling $27.5 million compared to $10.9 million during 2010.

Our MFFO supplemental measure for the year ended December 31, 2011 as compared to 2010 increased by $58.9 million, primarily reflecting the accretive impact to MFFO from properties acquired in the Merger.

Adjusted cash flow from operating activities for the year ended December 31, 2011 increased by $31.1 million compared to 2010. This increase was primarily attributable to the cash flows generated from properties acquired in the Merger, partially offset by charges incurred in connection with the Merger.

Our quarterly cash distribution was $0.1668 per share for the fourth quarter of 2011, which equates to $0.6672 per share on an annualized basis.

SIGNIFICANT DEVELOPMENT

Changes in Management

On January 2, 2012, our Chairman, Wm. Polk Carey, passed away. As of the date of this Report, our board of directors has not named anyone to fill the vacancy.

CURRENT TRENDS

General Economic Environment

We are impacted by macro-economic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. During 2011 we saw slow improvement in the U. S. economy following the significant distress experienced in 2008 and 2009. Towards the end of 2011, however, there was an increase in international economic uncertainty as a result of the sovereign debt crisis and a deterioration of economic fundamentals in Europe. Currently, conditions in the U.S. appear to have stabilized, while the situation in Europe remains uncertain. It is not possible to predict with certainty the outcome of these trends. Nevertheless, our views of the effects of the current financial and economic trends on our business, as well as our response to those trends, are presented below.

Foreign Exchange Rates

We have foreign investments and, as a result, are subject to risk from the effects of exchange rate movements. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. Investments denominated in the Euro accounted for approximately 29% of our annualized contractual minimum base rent at December 31, 2011. International investments carried on our balance sheet are marked to the spot exchange rate as of the balance sheet date. The U.S. dollar strengthened at December 31, 2011 versus the spot rate at December 31, 2010. The Euro/U.S. dollar exchange rate at December 31, 2011, $1.2950, represented a 2% decrease from the December 31, 2010 rate of $1.3253. This strengthening had an unfavorable impact on our balance sheet at December 31, 2011 as compared to our balance sheet at December 31, 2010.

The operational impact of our international investments is measured throughout the year. Due to the volatility of the Euro/U.S. dollar exchange rate during 2011, which ranged between a low of $1.3188 and a high of $1.4439, the average rate we utilized to measure these operations increased by 5% versus 2010. This increase had a favorable impact on 2011 results of operations as compared to the prior year. While we actively manage our foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on our NAVs, future results, financial position and cash flows.

During 2011, we entered into seven quarterly foreign currency collars to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. These collars had a total notional amount of $21.5 million, based on the exchange rate of the Euro to the U.S. dollar at December 31, 2011, and placed a floor on the exchange rate of the Euro to the U.S. dollar at $1.4000 and a ceiling on that exchange rate ranging from $1.4213 to $1.4313. Two of these collars settled during 2011, and the remaining collars have quarterly settlement dates between March 2012 and March 2013.

Capital Markets

During 2011, capital markets conditions in the U. S. exhibited some signs of post-crisis improvement, including new issuances of commercial mortgage-backed securities ("CMBS") debt and increasing capital inflows to both commercial real estate debt and equity markets, which helped increase the availability of mortgage financing and sustained transaction volume. Despite increased volatility in the CMBS market as key market participants began to withdraw, and a credit downgrade of U.S. Treasury debt obligations, we have seen the cost for domestic debt stabilize while the Federal Reserve has kept interest rates low and new lenders, including insurers, have introduced capital. Events in the Euro-zone have impacted the price and availability of financing and have affected global commercial real estate capitalization rates, which vary depending on a variety of factors including asset quality, tenant credit quality, geography and lease term.

Financing Conditions

During 2011, we saw continued improvement in the U.S. credit and real estate financing markets despite the U.S. sovereign credit downgrade as new lenders entered the marketplace and the U.S. Treasury kept interest rates low. However, the sovereign debt issues in Europe that began in the second quarter of 2011 had the impact of increasing the cost of debt in certain international markets and made it more challenging for us to obtain debt for certain international deals. During 2011, we obtained non-recourse and limited-recourse mortgage financing totaling $111.1 million (on a pro rata basis), as well as a $320.0 million secured, full-recourse credit facility (Note 11).

Real Estate Sector

As noted above, the commercial real estate market is impacted by a variety of macro-economic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation and demographics. We have seen modest improvements in these domestic macro-economic factors since the beginning of the credit crisis. However, internationally these fundamentals have not significantly improved, which may result in higher vacancies, lower rental rates and lower demand for vacant space in future periods related to international properties. We are chiefly affected by changes in the appraised values of our properties, tenant defaults, inflation, lease expirations and occupancy rates.

Net Asset Value

The advisor generally calculates our estimated NAV per share by relying in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments. Our NAV is based on a number of variables, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates and tenant defaults, among others. We do not control all of these variables and, as such, cannot predict how they will change in the future.

The advisor normally calculates our NAV annually as of year-end, however, in connection with entering into the Merger Agreement, the advisor had determined that our NAV as of September 30, 2010 was $8.80 per share. As of the date of the Merger, the advisor conducted a more recent analysis reflecting an increase of $0.10 per share resulting in an NAV of $8.90, which was unchanged as of June 30, 2011. This increase was primarily due to the favorable impact of foreign currency exchange rate fluctuations.

Credit Quality of Tenants

As a net lease investor, we are exposed to credit risk within our tenant portfolio, which can reduce our results of operations and cash flow from operations if our tenants are unable to pay their rent. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact our NAV and require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges.

Despite signs of improvement in domestic general business conditions during 2011, which had a favorable impact on the overall credit quality of our tenants, we believe that there still remain significant risks to an economic recovery, particularly in the Euro-zone. As of the date of this Report, we have one domestic tenant operating under bankruptcy protection. It is possible, however, that tenants may file for bankruptcy or default on their leases in the future and that economic conditions may again deteriorate.

To mitigate credit risk, we have historically looked to invest in assets that we believe are critically important to our tenants' operations and have attempted to diversify our portfolio by tenant, tenant industry and geography. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting our rights when tenants default or enter into bankruptcy.

Inflation
Inflation impacts our lease revenues because our leases generally have rent adjustments that are either fixed or based on formulas indexed to changes in CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. We have seen a return of moderate inflation during 2011 that we expect will drive increases in our portfolio in coming years.

Lease Expirations and Occupancy
Lease expirations and occupancy rates impact our revenues. Our advisor begins discussing options with tenants in advance of scheduled lease expirations. In certain cases, we may obtain lease renewals from our tenants; however, tenants may elect to move out at the end of their term or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, we may seek replacement tenants or try to sell the property. As of December 31, 2011, we have no significant leases scheduled to expire in the next twelve months. For those leases that we believe will be renewed, it is possible that renewed rents may be below the tenants' existing contractual rents and that lease terms may be shorter than historical norms.

Our occupancy rate decreased slightly from 99% at December 31, 2010 to 98% as of December 31, 2011.

Proposed Accounting Changes
The following proposed accounting changes may potentially impact us if the outcome has a significant influence on sale-leaseback demand in the marketplace:

The IASB and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which we specialize. The FASB and IASB met during July 2011 and voted to re-expose the proposed standard. A revised exposure draft for public comment is currently expected to be issued in the first half of 2012, and a final standard is currently expected to be issued by the end of 2012. The boards also reached decisions, which are tentative and subject to change, on a single lessor accounting model and the accounting for variable lease payments, along with several presentation and disclosure issues. As of the date of this Report, the proposed guidance has not yet been finalized, and as such we are unable to determine whether this proposal will have a material impact on our business.

In October 2011, the FASB issued an exposure draft that proposes a new accounting standard for "investment property entities." Currently, an entity that invests in real estate properties, but is not an investment company under the definition set forth by GAAP, is required to measure its real estate properties at cost. The proposed amendments would require all entities that meet the criteria to be investment property entities to follow the proposed guidance, under which investment properties acquired by an investment property entity would initially be measured at transaction price, including transaction costs, and subsequently measured at fair value with all changes in fair value recognized in net income. A detailed analysis is required to determine whether an entity is within the scope of the amendments in this proposed update. An entity in which substantially all of its business activities are investing in a real estate property or properties for total return, including an objective to realize capital appreciation (including certain REITs and real estate funds) would be affected by the proposed amendments. The proposed amendments also would introduce additional presentation and disclosure requirements for an investment property entity. As of the date of this Report, the proposed guidance has not yet been finalized, and as such we are unable to determine whether we meet the definition of a real estate property entity and if the proposal will have a material impact on our business.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service debt and fund distributions to shareholders.

We consider Adjusted cash flows from operating activities as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment and not returns on investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

RESULTS OF OPERATIONS

Impact of the Merger

As discussed in Item 1, Significant Developments During 2011, on May 2, 2011, CPA®:14 merged with and into one of our subsidiaries. This Merger had a significant impact on our asset and liability base and on our full-year 2011 results.

The assets we acquired and liabilities we assumed in the Merger exclude the Asset Sales CPA®:14 made in connection with the Merger to CPA®:17 – Global and WPC, for an aggregate of $89.5 million in cash. Immediately prior to the Merger and subsequent to the Asset Sales, CPA®:14's portfolio was comprised of full or partial ownership in 177 properties, substantially all of which were triple-net leased. In the Merger, we acquired these properties and their related leases with an average remaining life of 8.3 years and an estimated aggregate annualized contractual minimum base rent of $149.8 million. We also assumed the related property debt comprised of seven variable-rate and 48 fixed-rate non-recourse mortgages with preliminary fair values of $38.1 million and $421.9 million, respectively, with weighted-average annual interest rates of 6.8% and 6.1%, respectively. We accounted for the Merger as a business combination under the acquisition method of accounting. As part of the Merger, we acquired from CPA®:14 the remaining equity interests in a subsidiary that we previously consolidated, which was accounted for as an equity transaction. Acquisition costs of $13.6 million related to the Merger, as well as those related to the equity transaction described above and the reorganization described below, have been expensed as incurred and classified within General and administrative expense in the consolidated statements of income for the year ended December 31, 2011. The estimated lease revenues and income from operations contributed from the properties acquired from the date of the Merger through December 31, 2011 were $55.6 million and $5.3 million, respectively.

Immediately following the Merger on May 2, 2011, we completed an internal reorganization whereby we formed an UPREIT, which was approved by our shareholders in connection with the Merger. In connection with this UPREIT Reorganization, we contributed substantially all of our assets and liabilities to the Operating Partnership in exchange for a managing member interest and units of membership interest in the Operating Partnership, which together represent a 99.985% capital interest of the Managing Member (representing our stockholders' interest). The Special General Partner acquired a Special Member Interest of 0.015% in the Operating Partnership entitling it to receive certain profit allocations and distributions of Available Cash and a Final Distribution, each as discussed below. As we have control of the Operating Partnership through our managing member's interest, we consolidate the Operating Partnership in our financial results.

We amended our advisory agreement with affiliates of WPC to give effect to this reorganization and to reflect a revised fee structure whereby (i) our asset management fees were prospectively reduced to 0.5% from 1.0% of the asset value of a property under management and (ii) the former 15% subordinated incentive fee and termination fees were eliminated. The Available Cash Distribution is contractually limited to 0.5% of our Adjusted Invested Assets. The fee structure related to initial acquisition fees, subordinated acquisition fees and subordinated disposition fees remains unchanged.

The Special General Partner is entitled to the Available Cash Distribution which is contractually limited to 0.5% of the value of our assets under management. The Special General Partner may also elect to receive the Available Cash Distribution in shares of our common stock. In the event of a capital transaction such as a sale, exchange, disposition or refinancing of our net assets, the Special General Partner may also be entitled to receive a Final Distribution.

In May 2011, we incurred a non-cash charge of $34.3 million in connection with the issuance of the Special Member Interest to a subsidiary of WPC in consideration of the amendment of our advisory agreement. This charge was recorded in the consolidated statements of operations and is equal to the fair value of the noncontrolling interests issued (Note 15). We determined the fair value of the Special Member Interest based on a discounted cash flow model, which included assumptions related to estimated future cash flows.

Hellweg 2

Our results of operations continue to be significantly impacted by a transaction from April 2007 (the "Hellweg 2" transaction) in which we and our affiliates acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We and our affiliates also acquired a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). In connection with the acquisition, the property venture agreed to three option agreements that give the property venture the right to purchase, from our partner, the remaining 75.3% (direct and indirect) interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. In November 2010, the property venture exercised the first of its three options and acquired from our partner a 70% direct interest in the limited partnership for $297.3 million, thus owning a (direct and indirect) 94.7% interest in the limited partnership. The property venture has assignable option agreements to acquire the remaining (direct and indirect) 5.3% interest in the limited partnership by October 2012. If the property venture does not exercise its option agreements, our partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. Currently, under the terms of the note receivable, the lending venture will receive interest income that approximates 5.3% of all income earned by the limited partnership, less adjustments. The note receivable has a principal balance of $21.3 million, inclusive of our affiliates' noncontrolling interest of $15.8 million at December 31, 2011. Our total effective ownership interest in the ventures is 26%. We consolidate the ventures in our financial statements under current accounting guidance. The total cost of the interests in these ventures was $446.4 million, inclusive of our affiliates' noncontrolling interest of $330.4 million. In connection with these transactions, the ventures obtained combined non-recourse mortgage financing of $378.6 million, inclusive of our affiliates' noncontrolling interest of $280.2 million, having a fixed annual interest rate of 5.5% and a term of 10 years.

Although we consolidate the results of operations of the Hellweg 2 transaction, because our effective ownership interest is 26%, a significant portion of the results of operations from this transaction is reduced by our affiliates' noncontrolling interests. As a result of obtaining non-recourse mortgage debt to finance a significant portion of the purchase price and depreciating/amortizing assets over their estimated useful lives, we do not expect this transaction to have a significant impact on our results of operations. However, the transaction has a significant impact on many of the components of our results of operations, as described below. Based on the exchange rate of the Euro at December 31, 2011, this transaction generated property level cash flow from operations (revenues less interest expense) of $17.3 million, inclusive of amounts attributable to noncontrolling interests of $13.3 million, during 2011.

The following table presents the components of our lease revenues (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	**2010**	**2009**
Rental income	**$237,001**	$148,594	$144,753
Interest income from direct financing leases	**36,726**	26,913	27,234
	$273,727	**$175,507**	**$171,987**

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

LESSEE	YEARS ENDED DECEMBER 31, 2011	2010	2009
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)[(a)] [(b)]	**$ 36,663**	$ 34,408	$ 35,889
Carrefour France, SAS[(a)] [(c)]	**26,560**	—	—
Telcordia Technologies, Inc.	**10,108**	9,799	9,371
SoHo House/SHG Acquisition (UK) Limited[(d)]	**8,933**	887	—
Dick's Sporting Goods, Inc.[(b)] [(e)]	**8,032**	3,141	3,141
Tesco plc[(a)] [(b)] [(f)]	**7,720**	7,337	3,420
Nordic Atlanta Cold Storage, LLC	**6,923**	6,923	6,830
Berry Plastics Corporation[(b)]	**6,649**	6,666	6,641
The Talaria Company (Hinckley)[(b)] [(h)]	**6,175**	5,506	4,133
LFD Manufacturing Ltd., IDS Logistics (Thailand) Ltd. and IDS Manufacturing SDN BHD[(a)] [(g)]	**5,332**	4,342	3,903
Fraikin SAS[(a)]	**5,178**	4,906	5,452
MetoKote Corp., MetoKote Canada Limited and MetoKote de Mexico[(a)]	**5,130**	4,853	4,715
Best Brands Corp.	**4,089**	4,027	3,995
Huntsman International, LLC	**4,027**	4,027	4,027
Ply Gem Industries, Inc.[(a)]	**3,968**	3,947	3,884
Bob's Discount Furniture, LLC	**3,684**	3,629	3,564
Universal Technical Institute of California, Inc.	**3,661**	3,506	3,418
Kings Super Markets Inc.	**3,611**	3,544	3,416
TRW Vehicle Safety Systems Inc.	**3,568**	3,568	3,568
Performance Fibers GmbH[(a)]	**3,418**	3,204	3,408
Finisar Corporation	**3,287**	3,287	3,287
Other[(a)] [(b)] [(i)]	**107,011**	54,000	55,925
	$273,727	**$175,507**	**$171,987**

(a) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the Euro increased by approximately 5% during the year ended December 31, 2011 as compared to 2010 and decreased by approximately 5% during the year ended December 31, 2010 as compared to 2009, resulting in a positive impact on lease revenues in 2011 and a negative impact on lease revenues in 2010 for our Euro-denominated investments.

(b) These revenues are generated in consolidated ventures, generally with our affiliates, and on a combined basis, include revenues applicable to noncontrolling interests totaling $45.9 million, $42.3 million and $41.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(c) We acquired a portion of this investment in January 2011 with the remaining interest acquired in connection with the Merger.

(d) The related build-to-suit project was completed in September 2010.

(e) In the Merger, we acquired several additional properties leased to this tenant, which contributed additional lease revenue of $4.9 million for 2011.

(f) This investment was acquired in July 2009.

(g) This increase was primarily due to a CPI-based (or equivalent) rent increase.

(h) During the second half of 2009, we entered into a lease amendment with the tenant to defer certain rental payments. This deferral period extended through August 2010, however rental payments were gradually increased throughout 2010 which resulted in an increase to lease revenue for 2010 as compared to 2009. In January 2011, the Hinckley investment was restructured whereby the venture received a 27% equity stake in Talaria Holdings, LLC in return for a five-year restructured rent schedule, which resulted in a reduction in lease revenue for 2011 as compared to 2010.

(i) This increase was primarily due to the impact of properties acquired in the Merger.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2011	YEARS ENDED DECEMBER 31, 2011	2010	2009
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.	31%	**$ 32,486**	$ 32,486	$ 30,589
The New York Times Company[(a)]	27%	**27,797**	26,768	21,751
OBI A.G.[(b)]	25%	**17,141**	16,006	16,637
Hellweg Die Profi-Baumarkte GmbH & Co. KG[(b) (c)]	25%	**15,875**	14,272	14,881
LifeTime Fitness, Inc. and Town Sports International Holdings, Inc.[(d) (e)]	56%	**10,057**	N/A	N/A
True Value Company[(d)]	50%	**9,672**	N/A	N/A
Pohjola Non-life Insurance Company[(b)]	40%	**9,300**	8,797	9,240
TietoEnator Plc[(b)]	40%	**8,771**	8,223	8,636
Police Prefecture, French Government[(b)]	50%	**8,218**	8,029	8,272
Advanced Micro Devices, Inc.[(d)]	67%	**7,963**	N/A	N/A
Schuler A.G.[(b)]	33%	**6,555**	6,208	6,568
Frontier Spinning Mills, Inc.	40%	**4,504**	4,464	4,469
Thales S.A.[(b) (f)]	35%	**4,243**	4,165	9,357
Actebis Peacock GmbH[(b)]	30%	**4,228**	3,968	4,143
Del Monte Corporation[(d)]	50%	**2,355**	N/A	N/A
Consolidated Systems, Inc.	40%	**1,933**	1,831	1,831
Actuant Corporation[(b)]	50%	**1,816**	1,745	1,856
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)[(b) (g)]	33%	**1,542**	1,347	2,000
Best Buy Co., Inc.[(d) (h)]	0%	**1,058**	N/A	N/A
		$175,514	**$138,309**	**$140,230**

(a) We acquired our interest in this venture in March 2009.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the Euro increased by approximately 5% during the year ended December 31, 2011 as compared to 2010 and decreased by approximately 5% during the year ended December 31, 2010 as compared to 2009, resulting in a positive impact on lease revenues in 2011 and a negative impact on lease revenues in 2010 for our Euro-denominated investments.

(c) Two expansion projects were completed in November 2010 and April 2011 and contributed an increase of $0.8 million of lease revenue during 2011.

(d) We acquired our interest in this venture in the Merger in May 2011. The amounts provided for 2011 represent lease revenue earned by the venture from the acquisition date.

(e) In September 2011, the venture sold the properties it leased to LifeTime Fitness, Inc. The venture continues to lease properties to Town Sports International Holdings, Inc.

(f) The venture sold four of the five properties leased to Thales in July 2009.

(g) The venture formerly leased two properties to Lindenmaier. In July 2009, the venture entered into an interim lease agreement with Lindenmaier that provided for substantially lower rental income. In April 2010, the venture entered into a lease agreement with a new tenant, Barth Europa, at a vacant property formerly leased to Lindenmaier, and in August 2010, MSR Technologies GmbH took over the Lindenmaier business and entered into a new lease with the venture.

(h) This venture sold its properties and distributed the proceeds to its venture partners.

LEASE REVENUES

As of December 31, 2011, 75% of our net leases, based on annualized contractual minimum base rent, provide for adjustments based on formulas indexed to changes in the CPI, or other similar indices for the jurisdiction in which the property is located, some of which have caps and/or floors. In addition, 22% of our net leases on that same basis have fixed rent adjustments. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies, primarily the Euro.

We did not enter into any significant leases during the quarter ended December 31, 2011. We modified four leases during the fourth quarter of 2011, which resulted in an increase of less than 1.0% of contractual annual minimum base rents for the fourth quarter of 2011. We did not provide for tenant concessions in connection with these lease modifications.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, lease revenues increased by $98.2 million, primarily due to an increase of $82.0 million as a result of properties acquired in the Merger and the acquisition of the Carrefour Properties in January 2011. SoHo House, a build-to-suit property, which was placed into service in September 2010, contributed revenue of $8.9 million for 2011. Lease revenue was also positively impacted by fluctuations of foreign currency exchange rates, which resulted in an increase of $3.6 million for 2011 as compared to 2010.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, lease revenue increased by $3.5 million. Lease revenues increased by $3.9 million as a result of the full-year impact of our investment in Tesco plc entered into during July 2009 and $1.5 million due to build-to-suit transactions placed into service during 2009 and 2010. Scheduled rent increases and financing lease adjustments also resulted in a net increase of $1.3 million. These increases were partially offset by fluctuations in foreign currency exchange rates (primarily the Euro), which had a negative impact on lease revenues of $2.7 million, as well as lower rental income recognized from a lease we entered into in the first quarter of 2010 with SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., which resulted in a decrease to lease revenue of $0.6 million.

OTHER OPERATING INCOME

Other operating income generally consists of costs reimbursable by tenants and non-rent related revenues, including, but not limited to, settlements of claims against former lessees. We receive settlements in the ordinary course of business; however, the timing and amount of such settlements cannot always be estimated. Reimbursable tenant costs are recorded as both income and property expense, and, therefore, have no impact on net income.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other operating income increased by $5.3 million, primarily due to an increase in reimbursable tenant costs of $4.5 million, of which $3.3 million is a result of the Merger. Additionally, during the fourth quarter of 2011, we settled an outstanding lawsuit with a former tenant of CPA®:14 and received $1.1 million.

INTEREST INCOME ON NOTES RECEIVABLE

For the year ended December 31, 2011 as compared to 2010 and the year ended December 31, 2010 as compared to 2009, interest income on notes receivable decreased by $21.5 million and $2.8 million, respectively. These decreases were primarily a result of the decrease in our investment in the Hellweg 2 note receivable resulting from the exercise of a purchase option in November 2010 (Note 6).

GENERAL AND ADMINISTRATIVE EXPENSES

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, general and administrative expenses increased by $17.4 million. Merger-related costs represented $11.8 million of this increase, while professional fees and management fees each represented an increase of $2.1 million. Professional fees include legal, accounting and investor-related expenses and increased primarily due to Merger related activity. Management expenses include our reimbursements to the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations and increased primarily due to the Merger.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, general and administrative expenses increased by $1.4 million, primarily due to an increase in business development costs. The increase in business development costs was largely a result of charges incurred in anticipation of the Merger.

DEPRECIATION AND AMORTIZATION

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, depreciation and amortization increased by $39.8 million, primarily as a result of properties acquired in the Merger.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, depreciation and amortization increased by $1.5 million, primarily from depreciation of $2.4 million related to the July 2009 Tesco investment and build-to-suit investments placed into service during 2010 and 2009. This increase was partially offset by the impact of fluctuations in foreign currency exchange rates of $0.4 million and the full amortization of certain intangible assets of $0.3 million.

PROPERTY EXPENSES

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, property expenses increased by $6.3 million. Asset management fees increased $5.2 million as a result of the Merger. Reimbursable tenant costs, primarily related to the Merger, increased by $5.1 million. Reimbursable tenant costs are recorded as both revenue and expenses and therefore have no impact on our results of operations. Additionally, primarily as a result of the Merger, real estate tax, uncollected rent expense and professional fees increased by $1.0 million, $0.9 million and $0.5 million, respectively. These increases were partially offset by a decrease in performance fees of $7.8 million as a result of the changes to the advisory agreement in connection with the UPREIT Reorganization. Subsequent to the Merger, we no longer pay the advisor performance fees. Instead, we pay the advisor the Available Cash Distribution (Note 4).

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, property expenses decreased by $3.1 million, primarily due to a decrease in uncollected rent expense as a result of improved financial conditions of certain tenants in the automotive industry.

ISSUANCE OF SPECIAL MEMBER INTEREST

In connection with the UPREIT Reorganization on May 2, 2011, we incurred a non-cash charge of $34.3 million related to the issuance of the Special Member Interest to a subsidiary of WPC in consideration of the amendment of the advisory agreement as a result of the UPREIT Reorganization (Note 3).

IMPAIRMENT CHARGES

Our impairment charges are more fully described in Note 13. Impairment charges related to our continuing real estate operations were as follows (in thousands):

	YEARS ENDED DECEMBER 31,			
LESSEE	2011	2010	2009	TRIGGERING EVENT
Carrefour France, SAS	**$ 7,515**	$ —	$ —	Property vacant with deteriorating market
Mountain City Meats Co., Inc.	**853**	—	—	Tenant filed for bankruptcy
The Talaria Company (Hinckley)	—	8,238	—	Anticipated sale which was ultimately not consummated
Foss Manufacturing	—	—	15,985	Tenant experiencing financial difficulties
SaarOTEC (formerly Görtz & Schiele GmbH)	—	—	6,779	Tenant filed for bankruptcy
John McGavigan Ltd.	—	—	5,294	Tenant filed for bankruptcy
Various lessees	**2,317**	1,356	2,279	Decline in guaranteed residual values
IMPAIRMENT CHARGES INCLUDED IN EXPENSES	**$10,685**	**$9,594**	**$30,337**	

See Income from Equity Investments in Real Estate and Discontinued Operations below for additional impairment charges incurred.

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income or loss (revenue less expenses) from investments entered into with affiliates or third parties in which we have a noncontrolling interest but over which we exercise significant influence. Under current authoritative accounting guidance for investments in unconsolidated ventures, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that carrying value exceeds fair value.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, income from equity investments in real estate increased by $4.5 million. This increase was primarily attributable to the impact of new equity investments acquired in the Merger, which contributed $1.7 million, as well as our share of a gain recognized on the Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.) venture's buyback, at a discount, of a non-recourse mortgage loan that encumbered the property, which contributed $1.2 million. Other-than-temporary impairment charges incurred on our Thales S.A. and Barth Europa Transporte/MSR Technologies GmbH ventures during 2010 of $0.8 million and $0.2 million, respectively, represented $1.0 million of the increase.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, income from equity investments in real estate increased by $3.7 million. Our loss from Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.) decreased by $2.9 million, primarily as a result of $0.2 million in other-than-temporary impairment charges recognized during 2010 as compared to $2.7 million recognized in 2009. Our share of income from the U-Haul Moving Partners, Inc. and Mercury Partners, LP venture increased $0.7 million, primarily due to a CPI-based rent increase.

GAIN ON EXTINGUISHMENT OF DEBT

2011 —During the third quarter of 2011, we recognized a gain on extinguishment of debt of $6.0 million in connection with the repurchase of a loan, which was partially offset by a $2.5 million loss on extinguishment of debt during the second quarter of 2011 resulting from the defeasance of eight loans in connection with obtaining our line of credit (Note 11).

2009 — In February 2009, Berry Plastics Corporation, a venture in which we and an affiliate each hold 50% interests, and which we consolidate, repaid its existing non-recourse debt from the lender at a discount and recognized a gain on extinguishment of debt of $6.5 million, inclusive of noncontrolling interests of $3.2 million.

BARGAIN PURCHASE GAIN ON ACQUISITION

In May 2011, we recognized a bargain purchase gain of $17.0 million in the Merger because the fair values of CPA®:14's net assets increased more than the fair values of our net assets during the period between the date of the Merger Agreement, December 13, 2010, and the closing of the Merger on May 2, 2011. In addition, during the third and fourth quarters of 2011, we identified certain measurement period adjustments primarily related to the property leased to PETsMART (Notes 3, 17) that impacted the provisional acquisition accounting, which resulted in an increase of $11.7 million to the preliminary Bargain purchase gain (Note 3).

INTEREST EXPENSE

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, interest expense increased by $30.8 million. Mortgage financing assumed in the Merger and in the acquisition of the Carrefour Properties in January 2011 comprised $20.0 million of the increase, while amounts borrowed under the line of credit that we obtained in connection with the Merger contributed $6.1 million. Additionally, capitalized interest expense decreased by $2.8 million for the year ended December 31, 2011 as compared to 2010 as a result of SoHo House being placed into service in September 2010.

PROVISION FOR INCOME TAXES

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, provision for income taxes increased by $6.7 million. This increase was primarily due to the Merger, which accounted for incremental tax expense of $3.1 million. Additionally, we recognized an increase in foreign tax expense related to our Hellweg 2 investment totaling $2.6 million.

DISCONTINUED OPERATIONS

2011 — During 2011, we recognized loss from discontinued operations of $11.5 million, primarily due to impairment charges recognized totaling $13.0 million, of which $12.4 million was recognized on International Aluminum Corp. Impairment charges were partially offset by the recognition of a $1.2 million gain on the deconsolidation of the subsidiary that leased property to that entity.

2010 — During 2010, we recognized income from discontinued operations of $8.6 million, primarily due to the recognition of a $7.1 million gain on the deconsolidation of Goertz & Schiele Corp. during the first quarter of 2010.

2009 — During 2009, we recognized a loss from discontinued operations of $15.4 million, primarily due to impairment charges recognized of $15.7 million on the Goertz & Schiele Corp. property, $5.1 million on the Metals America property, $2.9 million on a Görtz & Schiele GmbH property and $1.9 million on the Valley Diagnostic property. These charges were partially offset by a net gain on property sales of $7.6 million on the Metals America and Holopack properties and a gain on extinguishment of debt of $2.3 million on the Metals America property.

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, net income attributable to noncontrolling interests increased by $5.0 million, primarily due to the Available Cash Distribution paid to the Special General Partner totaling $6.2 million.

2010 vs. 2009 — For the year ended December 31, 2010, net income attributable to noncontrolling interests was $4.9 million as compared to a net loss of $8.1 million for 2009. This increase was primarily due to the deconsolidation of Goertz & Schiele Corp. during the first quarter of 2010.

NET INCOME ATTRIBUTABLE TO REDEEMABLE NONCONTROLLING INTERESTS

2011 vs. 2010 — For the year ended December 31, 2011, net income attributable to redeemable noncontrolling interests decreased by $20.4 million, primarily due to the November 2010 exercise of the put option in connection with the Hellweg 2 transaction in which we acquired an additional 70% interest in the limited partnership.

NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:16 – GLOBAL SHAREHOLDERS

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, net income attributable to CPA®:16 – Global shareholders decreased by $22.5 million.

2010 vs. 2009 — For the year ended December 31, 2010, the resulting net income attributable to CPA®:16 – Global shareholders was $32.0 million as compared to a net loss of $2.5 million for 2009.

MODIFIED FUNDS FROM OPERATIONS

MFFO is a non-GAAP measure we use to evaluate our business. For a definition of MFFO and a reconciliation to net income attributable to CPA®:16 — Global shareholders, see Supplemental Financial Measures below.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, MFFO increased by $58.9 million, primarily due to the positive impact of properties acquired in the Merger.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, MFFO increased by $0.4 million, primarily as a result of the full-year impact of our 2009 investment activity.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

We use the cash flow generated from our investments to meet our operating expenses, service debt and fund distributions to shareholders. Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, the timing of the receipt of proceeds from and the repayment of non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate, payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter, payment of Available Cash distributions to the Special General Partner and changes in foreign currency exchange rates. Despite these fluctuations, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans, unused capacity on our line of credit and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

Operating Activities

Our cash flow from operating activities was positively impacted by cash flows generated from properties acquired in the Merger, partially offset by charges incurred in connection with the Merger. During 2011, we used cash flows from operating activities of $156.9 million primarily to fund net cash distributions to shareholders of $72.6 million, which excluded $31.3 million in dividends that were reinvested by shareholders through our distribution reinvestment and share purchase plan, and to pay distributions of $44.8 million to affiliates that hold noncontrolling interests in various entities with us. For 2011, the advisor elected to continue to receive its performance fees in shares of our common stock, and as a result, we paid performance fees, and subsequent to the Merger, asset management fees, of $16.8 million through the issuance of stock rather than in cash. In accordance with the terms of the amended and restated advisory agreement that we entered into in connection with the UPREIT Reorganization effective May 2011, we no longer pay the advisor performance fees. Instead, we pay the advisor the Available Cash Distribution (Note 4).

Investing Activities

Our investing activities are generally comprised of real estate-related transactions (purchases and sales), capitalized property related costs and payment of our annual installment of deferred acquisition fees to the advisor. In connection with the Merger, $444.0 million was paid to CPA®:14 shareholders who elected to liquidate their holdings in CPA®:14, $90.4 million was paid to CPA®:14 shareholders as a result of the $1.00 per share special distribution funded by CPA®:14 and $5.6 million was paid to shareholders of CPA®:14 representing its quarterly distribution payment in April 2011. These payments were funded in part through cash drawn on our new line of credit and cash received in the issuance of our common shares to WPC as described in Financing Activities below, as well as $189.4 million of cash acquired in the Merger and $7.1 million of cash acquired in the acquisition of the Carrefour SAS properties. We used $7.8 million to fund two expansions to properties that were placed into service during the fourth quarter of 2011 as well as to complete improvements on various properties. We also used $4.3 million to purchase securities in connection with a loan defeasance. We received cash totaling $131.1 million in connection with the sale of several properties, including $73.3 million related to the properties leased to PETsMART and distributions received from equity investments in real estate in excess of equity income of $38.0 million. Funds totaling $11.7 million and $18.8 million, respectively, were invested in and released from lender-held investment accounts.

Financing Activities

During 2011, we drew down $327.0 million from the line of credit we obtained in connection with the Merger, received $121.0 million from WPC in return for the issuance of our common shares in connection with the Merger and generated $31.3 million as a result of issuing shares through our distribution reinvestment and share purchase plan. We also received $33.8 million in proceeds from refinancing several maturing mortgage loans and $42.5 million from obtaining new financing on five properties. As noted above, we paid distributions to shareholders and to affiliates that hold noncontrolling interests in various entities with us. We also used $155.5 million to prepay several mortgages, including $82.6 million on mortgages assumed as part of the Merger. We repaid $100.0 million on our line of credit subsequent to the Merger. Additionally, we made scheduled mortgage principal installments of $52.0 million. We also used $18.9 million to repurchase our shares through a redemption plan that allows shareholders to sell shares back to us and $6.1 million in deferred financing costs and mortgage deposits, primarily related to the line of credit obtained in connection with the Merger.

We maintain a quarterly redemption plan pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. For 2011, we received requests to redeem 2,250,087 shares of our common stock pursuant to our redemption plan. We redeemed these requests at an average price per share of $8.41. We funded share redemptions during 2011 from the proceeds of the sale of shares of our common stock pursuant to our distribution reinvestment and share purchase plan.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities is a non-GAAP measure we use to evaluate our business. For a definition of adjusted cash flow from operating activities and reconciliation to cash flow from operating activities, see Supplemental Financial Measures below.

Our adjusted cash flow from operating activities for 2011 was $145.7 million, an increase of $31.1 million over 2010. This increase was primarily attributable to the cash flows generated from properties acquired in the Merger, partially offset by charges incurred in connection with the Merger.

SUMMARY OF FINANCING

The table below summarizes our non-recourse and limited-recourse long-term debt and credit facility (dollars in thousands):

	YEARS ENDED DECEMBER 31,	
	2011	2010
Balance		
Fixed rate	$1,573,772	$1,331,869
Variable rate[a]	369,007	37,379
TOTAL	**$1,942,779**	**$1,369,248**
Percent of total debt		
Fixed rate	81%	97%
Variable rate[a]	19%	3%
	100%	100%
Weighted-average interest rate at end of year		
Fixed rate	5.9%	5.9%
Variable rate[a]	4.5%	5.6%

(a) Variable-rate debt at December 31, 2011 included (i) $227.0 million outstanding under our line of credit; (ii) $37.3 million that has been effectively converted to a fixed rate through interest rate swap derivative instruments; and (iii) $80.4 million in non-recourse mortgage loan obligations that bore interest at fixed rates but have interest rate reset features that may change the interest rates to then-prevailing market fixed rates (subject to specific caps) at certain points during their terms. At December 31, 2011, we had no interest rate resets or expirations of interest rate swaps or caps scheduled to occur during the next twelve months.

CASH RESOURCES

At December 31, 2011, our cash resources consisted of cash and cash equivalents totaling $109.7 million. Of this amount, $41.7 million, at then-current exchange rates, was held by foreign subsidiaries. We could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also had a line of credit with unused capacity of $69.6 million, as well as unleveraged properties that had an aggregate carrying value of $398.9 million at December 31, 2011, although there can be no assurance that we would be able to obtain financing for these properties. Our cash resources may be used for working capital needs and other commitments.

LINE OF CREDIT

On May 2, 2011, we entered into the Credit Agreement with several banks, including Bank of America, N.A., which acts as the administrative agent. CPA 16 Merger Sub Inc., our subsidiary, is the borrower, and we and CPA 16 LLC, a subsidiary, are guarantors. The Credit Agreement provides for a secured revolving credit facility in an amount of up to $320.0 million, with an option for CPA 16 Merger Sub Inc. to request an increase in the facility by an aggregate principal amount of up to $30.0 million for a total credit facility of up to $350.0 million. The revolving credit facility is scheduled to mature on May 2, 2014, with an option by CPA 16 Merger Sub Inc. to extend the maturity date for an additional 12 months, subject to the conditions provided in the credit agreement. The revolving credit facility was used to finance in part the Merger, to repay certain property level indebtedness and for general corporate purposes.

The line of credit provides for an annual interest rate, at our election, of either: (a) 3.25% plus LIBOR; or (b) 2.25% plus the greater of: (i) the lender's prime rate, (ii) the Federal Funds Effective Rate plus 0.5%, or (iii) LIBOR plus 1.0%. The Credit Agreement also provides for the issuance of letters of credit at an annual interest rate of 3.25%. In addition, we are required to pay an annual fee of 50 basis points of the unused portion of the credit facility amount. We incurred costs of $4.5 million to procure the facility, which are being amortized over the term of the Credit Agreement.

Availability under the Credit Agreement is dependent upon the number, operating performance, cash flows and diversification of the properties comprising the borrowing base pool. At December 31, 2011, availability under the line was $296.6 million, of which we had drawn $227.0 million.

The Credit Agreement is fully recourse to CPA®:16 – Global and contains customary affirmative and negative covenants, including covenants that restrict CPA®:16 – Global and its subsidiaries' ability to, among other things, incur additional indebtedness (other than non-recourse indebtedness), grant liens, dispose of assets, merge or consolidate, make investments, make acquisitions, pay dividends (as described below), enter into certain transactions with affiliates, and change the nature of its business or fiscal year. In addition, the Credit Agreement contains customary events of default.

The Credit Agreement stipulates several financial covenants that require us to maintain the following ratios and benchmarks at the end of each quarter (the quoted variables are specifically defined in the Credit Agreement):

- a maximum "consolidated leverage ratio," which requires us to maintain a ratio for "consolidated total indebtedness" to "total asset value" less than or equal to 65% (such rate is applicable through May 2013 and declines thereafter);
- a "minimum total equity value," which requires us to maintain a "total equity value" of at least $1.19 billion. This amount must be adjusted in the event of any securities offering by adding 75% of the "net cash proceeds";
- a "consolidated fixed charge coverage ratio," which requires us to maintain a ratio for "consolidated EBITDA" to "consolidated fixed charges" of less than 1.50 to 1.0;
- a limitation on dividend payments, which requires us to ensure that dividends paid in cash are limited to 95% of "adjusted funds from operations," except to the extent dividend payments are required for CPA®:16 – Global to maintain its status as a REIT under the Internal Revenue Code; and
- a limitation on "recourse indebtedness," which prohibits us from incurring additional secured indebtedness other than "non-recourse indebtedness" or indebtedness that is recourse to us that exceeds $75.0 million.

We were in compliance with these covenants at December 31, 2011.

CASH REQUIREMENTS

During 2012, we expect that our cash payments will include paying distributions to our shareholders and to our affiliates who hold noncontrolling interests in our subsidiaries, making scheduled mortgage loan principal payments, as well as other normal recurring operating expenses. Balloon payments on our mortgage loan obligations totaling $76.9 million will be due during the next twelve months, inclusive of amounts attributable to noncontrolling interests totaling $2.5 million. In addition, our share of balloon payments due during the next twelve months on our unconsolidated ventures totals $7.9 million.

We expect to fund future investments, any capital expenditures on existing properties and scheduled debt maturities on non-recourse mortgage loans through cash generated from operations, the use of our cash reserves or funds available under our line of credit.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our debt, other contractual obligations and off-balance sheet arrangements at December 31, 2011 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse and limited-recourse debt — Principal[(a)]	**$1,947,619**	$110,815	$376,342	$399,081	$1,061,381
Deferred acquisition fees — Principal	**3,391**	1,633	971	773	14
Interest on borrowings and deferred acquisition fees[(b)]	**587,407**	108,018	197,157	157,295	124,937
Subordinated disposition fees[(c)]	**1,116**	—	1,116	—	—
Expansion commitments[(d)]	**214**	214	—	—	—
Operating and other lease commitments[(e)]	**53,598**	2,074	4,137	3,868	43,519
	$ 2,593,345	**$222,754**	**$579,723**	**$561,017**	**$1,229,851**

(a) Excludes approximately $6.5 million of fair market value adjustments in connection with the Merger, offset partially by $1.7 million of unamortized discount on a non-recourse mortgage loan, which are included in Non-recourse and limited-recourse debt at December 31, 2011.

(b) Interest on an unhedged variable-rate debt obligation was calculated using the variable interest rate and balance outstanding at December 31, 2011.

(c) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. There can be no assurance that any liquidity event will be achieved in this time frame or at all.

(d) Represents the remaining commitment on an expansion project.

(e) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of noncontrolling interests of approximately $12.1 million.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2011, which consisted primarily of the Euro. At December 31, 2011, we had no material capital lease obligations for which we were the lessee, either individually or in the aggregate.

Equity Method Investments

We have investments in unconsolidated ventures that own single-tenant properties that are typically net leased to corporations. Generally, the underlying investments are jointly-owned with our affiliates. Certain financial information for these ventures and our ownership interest in the ventures at December 31, 2011 is presented below. Certain financial information provided represents the total amounts attributable to the ventures and does not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2011	TOTAL ASSETS	NON-RECOURSE AND LIMITED-RECOURSE THIRD-PARTY DEBT	MATURITY DATE
True Value Company	50%	**$ 126,054**	$ 66,358	1/2013 & 2/2013
Thales S.A.[a]	35%	**23,553**	22,623	7/2013
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.	31%	**279,713**	155,779	5/2014
Actuant Corporation[a]	50%	**15,926**	10,326	5/2014
TietoEnator Plc[a]	40%	**80,879**	64,861	7/2014
The New York Times Company[b]	27%	**246,808**	122,679	9/2014
Pohjola Non-life Insurance Company[a]	40%	**88,802**	74,908	1/2015
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)[a]	25%	**181,091**	88,297	5/2015
Actebis Peacock GmbH[a]	30%	**44,725**	27,873	7/2015
Del Monte Corporation	50%	**13,413**	11,239	8/2016
Frontier Spinning Mills, Inc.	40%	**38,947**	22,645	8/2016
Consolidated Systems, Inc.	40%	**16,662**	11,189	11/2016
LifeTime Fitness, Inc. and Town Sports International Holdings, Inc.[c]	56%	**7,316**	7,486	12/2016
OBI A.G.[a]	25%	**179,213**	148,778	3/2018
Advanced Micro Devices, Inc.	67%	**81,204**	56,143	1/2019
Police Prefecture, French Government[a]	50%	**92,051**	79,987	8/2020
Schuler A.G.[a]	33%	**66,298**	—	N/A
The Upper Deck Company	50%	**26,012**	—	N/A
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)[a]	33%	**14,843**	—	N/A
Talaria Holdings, LLC	27%	**68**	—	N/A
		$1,623,578	**$971,171**	

(a) Dollar amounts shown are based on the applicable exchange rate of the foreign currency at December 31, 2011.

(b) The related mortgage loan is limited-recourse to CPA®:17 – Global.

(c) In December 2011, the venture sold the properties leased to LifeTime Fitness, Inc.

Environmental Obligations

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with Federal, state, and foreign environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties and the provisions of such indemnifications specifically address environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE LEASES

We classify our leases for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life relying in part upon third-party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally determined by us relying in part upon third-party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets related to leases classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of leases may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally determined by us relying in part upon a third-party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using our estimates or by relying in part upon third-party appraisals.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (i) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When we obtain an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, we evaluate the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. We also use judgment in determining whether the shared decision-making involved in a tenancy-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. We account for tenancy-in-common interests under the equity method of accounting.

IMPAIRMENTS

On a quarterly basis, we assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases, if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

When we enter into a contract to sell the real estate assets that are recorded as direct financing leases, we evaluate whether we believe it is probable that the disposition will occur. If we determine that the disposition is probable and therefore the asset's holding period is reduced, we record an allowance for credit losses to reflect the change in the estimate of the undiscounted future rents. Accordingly, the net investment balance is written down to fair value.

Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other financial assets and liabilities (excluding net investment in direct financing leases) have fair values that approximate their carrying values.

INTEREST CAPITALIZED IN CONNECTION WITH REAL ESTATE UNDER CONSTRUCTION

Operating real estate is stated at cost less accumulated depreciation. Interest directly related to build-to-suit projects are capitalized. We did not capitalize any interest in 2011. Interest capitalized in 2010 and 2009 was $2.8 million and $2.4 million, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and internationally and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance using a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

We have elected to treat certain of our corporate subsidiaries as a TRS. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third-party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations (FFO) and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc., or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to nor a substitute for net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate and depreciation and amortization; and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO described above, investors are cautioned that, due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect in 2009. These other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. As disclosed in the prospectus for our follow-on offering dated April 28, 2006 (the "Prospectus"), we intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our assets or another similar transaction) within eight to 12 years following the investment of substantially all of the proceeds from our initial public offering, which was terminated in March 2005. Thus, we do not intend to continuously purchase assets and intend to have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance now that our offering has been completed and essentially all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance since our offering and essentially all of our acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such infrequent gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, amortization of above- and below-market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as infrequent items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for assessing operating performance.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs were generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO accordingly.

FFO and MFFO for all periods presented are as follows (in thousands):

	YEARS ENDED DECEMBER 31, 2011	2010	2009
Net income attributable to CPA®:16 - Global shareholders	**$ 9,500**	$ 32,007	$ (2,540)
Adjustments:			
Depreciation and amortization of real property	**88,207**	48,368	48,206
Impairment charges	**23,663**	9,808	55,958
(Gain) loss on sale of real estate, net	**(472)**	78	(7,634)
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at FFO:			
Depreciation and amortization of real property	**14,464**	8,563	9,470
Impairment charges	**3,834**	1,046	5,065
Gain on sale of real estate	**(2,653)**	—	(3,958)
Proportionate share of adjustments for noncontrolling interests to arrive at FFO	**(15,590)**	(12,928)	(23,257)
TOTAL ADJUSTMENTS	**111,453**	**54,935**	**83,850**
FFO — AS DEFINED BY NAREIT[a]	**120,953**	86,942	81,310
Adjustments:			
Issuance of Special Member Interest	**34,300**	—	—
Bargain purchase gain on acquisition	**(28,709)**	—	—
Gain on deconsolidation of a subsidiary	**(1,167)**	(7,082)	—
Gain on extinguishment of debt	**(3,135)**	(879)	(8,825)
Other depreciation, amortization and non-cash charges	**2,800**	237	413
Straight-line and other rent adjustments[b]	**(13,844)**	(260)	1,227
Acquisition expenses[c]	**539**	222	256
Merger expenses[c]	**13,608**	—	—
Above-market rent intangible lease amortization, net[d]	**14,369**	619	989
Amortization of premiums on debt investments, net	**544**	281	272
Realized gains on foreign currency, derivatives and other[e]	**(1,944)**	(991)	(280)
Unrealized gains on mark-to-market adjustments[f]	**(41)**	—	—
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at MFFO:			
Other depreciation, amortization and other non-cash charges	**651**	—	(163)
Straight-line and other rent adjustments[b]	**(1,930)**	(247)	(177)
(Gain) loss on extinguishment of debt	**(1,207)**	—	726
Acquisition expenses [c]	**257**	256	27
Above-market rent intangible lease amortization, net[d]	**1,948**	271	374
Realized (gains) losses on foreign currency, derivatives and other[e]	**(36)**	57	45
Unrealized gains on mark-to-market adjustments[f]	**(2)**	—	—
Proportionate share of adjustments for noncontrolling interests to arrive at MFFO	**241**	(112)	2,675
TOTAL ADJUSTMENTS	**17,242**	**(7,628)**	**(2,441)**
MFFO[b] [c]	**138,195**	**79,314**	**78,869**
DISTRIBUTIONS DECLARED FOR THE APPLICABLE PERIOD[g]	**$116,465**	**$ 82,493**	**$ 80,984**

(a) The SEC Staff has recently stated that they take no position on the inclusion or exclusion of impairment write-downs in arriving at FFO. Since 2003, NAREIT has taken the position that the exclusion of impairment charges is consistent with its definition of FFO. Accordingly, we have revised our computation of FFO to exclude impairment charges, if any, in arriving at FFO for all periods presented.

(b) Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), management believes that MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, provides insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management's analysis of operating performance.

(c) In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties.Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to shareholders, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(d) Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(e) Management believes that adjusting for fair value adjustments for derivatives provides useful information because such fair value adjustments are based on market fluctuations and may not be directly related or attributable to our operations.

(f) Management believes that adjusting for mark-to-market adjustments is appropriate because they are items that may not be reflective of on-going operations and reflect unrealized impacts on value based only on then current market conditions, although they may be based upon current operational issues related to an individual property or industry or general market conditions. The need to reflect mark-to-market adjustments is a continuous process and is analyzed on a quarterly and/or annual basis in accordance with GAAP.

(g) Distribution data is presented for comparability; however, management utilizes our Adjusted Cash Flow from Operating Activities measure to analyze our dividend coverage. See below for a discussion of the source of these distributions.

ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES

Adjusted cash flow from operating activities refers to our cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that we receive from our investments in unconsolidated real estate joint ventures in excess of our equity income; subtract cash distributions that we make to our noncontrolling partners in real estate joint ventures that we consolidate; and eliminate changes in working capital. We hold a number of interests in real estate joint ventures, and we believe that adjusting our GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments, as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about our actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

We believe that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow from operating activities as defined by GAAP, and we use this measure when evaluating distributions to shareholders.

Adjusted cash flow from operating activities for all periods presented is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Cash flow provided by operating activities	**$156,927**	$121,390	$116,625
Adjustments:			
Distributions received from equity investments in real estate in excess of equity income, net	**9,150**	5,245	8,645
Distributions paid to noncontrolling interests, net	**(18,092)**	(11,755)	(15,585)
Changes in working capital	**(2,256)**	(247)	1,286
Adjusted cash flow from operating activities (inclusive of Merger costs totaling $13.6 million in 2011)[(a) (b)]	**$145,729**	$114,633	$110,971
Distributions declared	**$116,465**	**$ 82,493**	**$ 80,984**

(a) Adjusted cash flow from operating activities for the year ended December 31, 2011 included a reduction of $13.6 million as a result of charges incurred in connection with the Merger. Management does not consider these costs to be an ongoing cash outflow of our business when evaluating our cash flow generated from our core operations using this supplemental financial measure.

(b) During the first quarter of 2011, we made an adjustment to exclude the impact of escrow funds from Adjusted cash flow from operating activities for those escrow funds representing investing and/or financing activities. The amounts previously filed for Adjusted cash flow from operating activities for the years ended December 31, 2010 and 2009 of $114.6 million and $114.2 million, respectively, have been revised in the table above to reflect this reclassification.

While we believe that Adjusted cash flow from operating activities is an important supplemental measure, it should not be considered an alternative to cash flow from operating activities as a measure of liquidity. This non-GAAP measure should be used in conjunction with cash flow from operating activities as defined by GAAP. Adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs, may not be comparable to our Adjusted cash flow from operating activities measure.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are exposed to further market risk due to concentrations of tenants in particular industries and/or geographic regions. Adverse market factors can affect the ability of tenants in a particular industry/region to meet their respective lease obligations. In order to manage this risk, we view our collective tenant roster as a portfolio, and in its investment decisions the advisor attempts to diversify our portfolio so that we are not overexposed to a particular industry or geographic region.

Generally, we do not use derivative instruments to manage foreign currency exchange rate risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. However, from time to time, we may enter into foreign currency forward contracts and collars to hedge our foreign currency cash flow exposures.

INTEREST RATE RISK

The value of our real estate and related fixed-rate debt obligations is subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements that effectively convert the variable-rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period, and interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements.

We estimate that the net fair value of our interest rate swaps, which are included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was in a net liability position of $4.2 million at December 31, 2011. In addition, two unconsolidated ventures in which we have interests of 25% to 27.25% had an interest rate swap and an interest rate cap with a net estimated fair value liability of $13.8 million in the aggregate, representing the total amount attributable to the ventures, not our proportionate share, at December 31, 2011 (Note 10).

In connection with the Hellweg 2 transaction, two ventures in which we have a total effective ownership interest of 26%, which we consolidate, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. For the years ended December 31, 2011, 2010 and 2009, the embedded credit derivatives generated unrealized losses of less than $0.1 million, $0.8 million and $1.1 million, inclusive of noncontrolling interest of less than $0.1 million, $0.6 million and $0.8 million, respectively.

At December 31, 2011, the majority (approximately 87%) of our long-term debt either bore interest at fixed rates, was swapped or capped to a fixed rate, or bore interest at fixed rates that were scheduled to convert to then-prevailing market fixed rates at certain points during their term. The annual interest rates on our fixed-rate debt at December 31, 2011 ranged from 4.4% to 8.1%. The annual interest rates on our variable-rate debt at December 31, 2011 ranged from 2.9% to 6.9%. Our debt obligations are more fully described under Financial Condition above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2011 (in thousands):

	2012	2013	2014(a)	2015	2016	2017	2018	2019
Fixed-rate debt	$104,357	$35,411	$ 99,474	$136,724	$234,450	$967,642	$1,578,058	$1,575,946
Variable-rate debt	$ 6,458	$ 6,982	$234,475	$ 19,730	$ 8,177	$ 93,739	$ 369,561	$ 369,429

(a) Includes $227.0 million outstanding under our line of credit, which is scheduled to mature in 2014 unless extended pursuant to its terms (Note 11).

The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps or caps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at December 31, 2011 by an aggregate increase of $77.2 million or an aggregate decrease of $73.4 million, respectively.

This debt is generally not subject to short-term fluctuations in interest rates. As more fully described under Financial Condition — Summary of Financing above, a portion of the debt classified as variable-rate debt in the table above bore interest at fixed rates at December 31, 2011 but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points during their terms.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union and other foreign countries, and as a result are subject to risk from the effects of exchange rate movements in various foreign currencies, primarily the Euro, and to a lesser extent, certain other currencies, which may affect future costs and cash flows. Investments denominated in the Euro accounted for approximately 29% of our annualized contractual minimum base rent at December 31, 2011. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces our overall exposure to the actual equity that we have invested and the equity portion of our cash flow. In addition, we may use currency hedging to further reduce the exposure to our equity cash flow. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency.

For the year ended December 31, 2011, we recognized net realized foreign currency transaction gains and unrealized losses of $1.4 million and $1.3 million, respectively. These gains and losses are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of the foreign currency on accrued interest receivable on notes receivable from consolidated subsidiaries.

We enter into foreign currency collars to hedge certain of our foreign currency cash flow exposures. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency at predetermined prices. By entering into these instruments, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates.

During 2011, we entered into seven quarterly foreign currency collars to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. These collars had a total notional amount of $21.5 million, based on the exchange rate of the Euro to the U.S. dollar at December 31, 2011, and placed a floor on the exchange rate of the Euro to the U.S. dollar at $1.4000 and a ceiling on that exchange rate ranging from $1.4213 to $1.4313. Two of these collars settled during 2011, and the remaining collars have quarterly settlement dates between March 2012 and March 2013. The net estimated fair value of our foreign currency collars, which are included in Other assets, net in the consolidated financial statements, was $1.2 million at December 31, 2011.

We have obtained mortgage financing in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to U.S. dollars, the change in debt service, as translated to U.S. dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency exchange rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Euro	$ 87,497	$ 87,909	$86,426	$78,326	$70,927	$737,413	$1,148,498
British pound sterling	5,228	5,296	5,364	4,801	4,559	65,214	90,462
Other foreign currencies[b]	7,323	7,370	7,375	7,374	7,376	50,225	87,043
	$100,048	**$100,575**	**$99,165**	**$90,501**	**$82,862**	**$852,852**	**$1,326,003**

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE[a]	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Euro	$47,512	$48,157	$ 72,656	$ 52,054	$139,589	$415,770	$775,738
British pound sterling	3,284	3,285	15,783	7,488	1,422	23,529	54,791
Other foreign currencies[b]	4,649	4,603	12,573	9,314	3,342	25,018	59,499
	$55,445	**$56,045**	**$101,012**	**$68,856**	**$144,353**	**$464,317**	**$890,028**

(a) Based on the applicable exchange rate at December 31, 2011. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.
(b) Other currencies consist of the Canadian dollar, the Malaysian ringgit, the Swedish krona and the Thai baht.

As a result of scheduled balloon payments on non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2014 and 2016. In 2014 and 2016, balloon payments totaling $45.1 million and $96.0 million, respectively, are due on several non-recourse mortgage loans. We currently anticipate that, by their respective due dates, we will have refinanced certain of these loans, but there can be no assurance that we will be able to do so on favorable terms, if at all. If that has not occurred, we would expect to use our cash resources, including unused capacity on our line of credit, to make these payments, if necessary.

OTHER

We own stock warrants that were granted to us by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At December 31, 2011, warrants issued to us were classified as derivative instruments and had an aggregate estimated fair value of $1.2 million, which is included in Other assets, net, within the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Corporate Property Associates 16 – Global Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows present fairly, in all material respects, the financial position of Corporate Property Associates 16 – Global Incorporated and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 29, 2012

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)	DECEMBER 31, 2011	2010
Assets		
Investments in real estate:		
Real estate, at cost (inclusive of amounts attributable to consolidated VIEs of $419,462 and $428,061, respectively)	**$2,265,576**	$1,730,421
Operating real estate, at cost (inclusive of amounts attributable to consolidated VIEs of $29,219 and $29,219, respectively)	**85,087**	84,772
Accumulated depreciation (inclusive of amounts attributable to consolidated VIEs of $48,814 and $38,981, respectively)	**(203,139)**	(155,580)
NET INVESTMENTS IN PROPERTIES	**2,147,524**	1,659,613
Net investments in direct financing leases (inclusive of amounts attributable to consolidated VIEs of $48,577 and $49,705, respectively)	**467,136**	318,233
Equity investments in real estate	**244,303**	149,614
Assets held for sale	**3,077**	440
NET INVESTMENTS IN REAL ESTATE	**2,862,040**	2,127,900
Notes receivable (inclusive of amounts attributable to consolidated VIEs of $21,306 and $21,805, respectively)	**55,494**	55,504
Cash and cash equivalents (inclusive of amounts attributable to consolidated VIEs of $14,812 and $17,195, respectively)	**109,694**	59,012
Intangible assets, net (inclusive of amounts attributable to consolidated VIEs of $24,025 and $25,900, respectively)	**520,401**	149,082
Funds in escrow (inclusive of amounts attributable to consolidated VIEs of $6,937 and $7,840, respectively)	**23,037**	15,962
Other assets, net (inclusive of amounts attributable to consolidated VIEs of $3,410 and $3,506, respectively)	**74,268**	30,931
TOTAL ASSETS	**$ 3,644,934**	**$2,438,391**
Liabilities and Equity		
Liabilities:		
Non-recourse and limited-recourse debt (inclusive of amounts attributable to consolidated VIEs of $413,555 and $426,783, respectively)	**1,715,779**	1,369,248
Line of credit	**227,000**	—
Accounts payable, accrued expenses and other liabilities (inclusive of amounts attributable to consolidated VIEs of $15,000 and $10,241, respectively)	**44,901**	30,875
Prepaid and deferred rental income and security deposits (inclusive of amounts attributable to consolidated VIEs of $10,462 and $11,137, respectively)	**91,498**	57,095
Due to affiliates	**9,756**	8,191
Distributions payable	**33,411**	20,826
TOTAL LIABILITIES	**2,122,345**	1,486,235
Redeemable noncontrolling interest	**21,306**	21,805
Commitments and contingencies (Note 12)		

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)	DECEMBER 31, 2011	2010
Equity:		
CPA®:16 – Global shareholders' equity:		
Common stock $0.001 par value, 400,000,000 shares authorized; 211,462,089 and 134,708,674 shares, issued and outstanding, respectively	**211**	135
Additional paid-in capital	**1,934,291**	1,216,565
Distributions in excess of accumulated earnings	**(382,913)**	(275,948)
Accumulated other comprehensive loss	**(27,530)**	(8,460)
Less, treasury stock at cost, 11,202,404 and 8,952,317 shares, respectively	**(100,002)**	(81,080)
TOTAL CPA®:16 – GLOBAL SHAREHOLDERS' EQUITY	**1,424,057**	851,212
Noncontrolling interests	**77,226**	79,139
TOTAL EQUITY	**1,501,283**	930,351
TOTAL LIABILITIES AND EQUITY	**$3,644,934**	**$2,438,391**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2011	2010	2009
Revenues			
Rental income	**$ 237,001**	$ 148,594	$ 144,753
Interest income from direct financing leases	**36,726**	26,913	27,234
Other operating income	**8,471**	3,131	3,151
Interest income on notes receivable	**4,463**	25,955	28,796
Other real estate income	**25,950**	24,815	23,660
	312,611	229,408	227,594
Operating Expenses			
General and administrative	**(27,778)**	(10,420)	(9,050)
Depreciation and amortization	**(87,566)**	(47,721)	(46,237)
Property expenses	**(35,487)**	(29,231)	(32,303)
Other real estate expenses	**(19,218)**	(18,697)	(18,064)
Issuance of Special Member Interest	**(34,300)**	—	—
Impairment charges	**(10,685)**	(9,594)	(30,337)
	(215,034)	(115,663)	(135,991)
Other Income and Expenses			
Income from equity investments in real estate	**22,071**	17,573	13,837
Other income and (expenses)	**(409)**	356	(517)
Gain on extinguishment of debt	**3,504**	—	6,512
Bargain purchase gain on acquisition	**28,709**	—	—
Interest expense	**(107,028)**	(76,197)	(77,326)
	(53,153)	(58,268)	(57,494)
Income from continuing operations before income taxes	**44,424**	55,477	34,109
Provision for income taxes	**(11,586)**	(4,846)	(5,793)
INCOME FROM CONTINUING OPERATIONS	**32,838**	50,631	28,316
Discontinued Operations			
Income from operations of discontinued properties	**554**	860	317
Gain on deconsolidation of a subsidiary	**1,167**	7,082	—
Gain on sale of real estate	**81**	—	7,634
(Loss) gain on extinguishment of debt	**(369)**	879	2,313
Impairment charges	**(12,978)**	(214)	(25,621)
(Loss) income from discontinued operations	**(11,545)**	8,607	(15,357)
NET INCOME	**21,293**	59,238	12,959
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	**(9,891)**	(4,905)	8,050
Less: Net income attributable to redeemable noncontrolling interests	**(1,902)**	(22,326)	(23,549)
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:16 – GLOBAL SHAREHOLDERS	**$ 9,500**	**$ 32,007**	**$ (2,540)**
Earnings (Loss) Per Share			
Income from continuing operations attributable to CPA®:16 – Global shareholders	**$ 0.12**	$ 0.22	$ 0.02
(Loss) income from discontinued operations attributable to CPA®:16 – Global shareholders	**(0.07)**	0.04	(0.04)
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:16 – GLOBAL SHAREHOLDERS	**$ 0.05**	**$ 0.26**	**$ (0.02)**
WEIGHTED AVERAGE SHARES OUTSTANDING	**175,435,064**	**124,631,975**	**122,824,957**
Amounts Attributable to CPA®:16 – Global Shareholders			
Income from continuing operations, net of tax	**$ 20,968**	$ 26,930	$ 2,775
(Loss) income from discontinued operations, net of tax	**(11,468)**	5,077	(5,315)
NET INCOME (LOSS)	**$ 9,500**	**$ 32,007**	**$ (2,540)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive (Loss) Income

(IN THOUSANDS)	2011	2010	2009
	YEARS ENDED DECEMBER 31,		
NET INCOME	**$ 21,293**	**$ 59,238**	**$ 12,959**
Other Comprehensive (Loss) Income			
Foreign currency translation adjustments	**(18,873)**	(34,540)	11,613
Change in unrealized appreciation on marketable securities	**(92)**	29	(28)
Change in unrealized (loss) gain on derivative instruments	**(849)**	(1,316)	(900)
	(19,814)	(35,827)	10,685
COMPREHENSIVE INCOME	**1,479**	23,411	23,644
Amounts Attributable to Noncontrolling Interests:			
Net (income) loss	**(9,891)**	(4,905)	8,050
Foreign currency translation adjustments	**(5,266)**	3,628	(1,860)
Change in unrealized appreciation on marketable securities	**(21)**	—	—
Change in unrealized loss (gain) on derivative instruments	**—**	13	(13)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	**(15,178)**	(1,264)	6,177
Amounts Attributable to Redeemable Noncontrolling Interests:			
Net income	**(1,902)**	(22,326)	(23,549)
Foreign currency translation adjustments	**499**	18,329	(5,555)
COMPREHENSIVE INCOME ATTRIBUTABLE TO REDEEMABLE NONCONTROLLING INTERESTS	**(1,403)**	(3,997)	(29,104)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO CPA®:16 – GLOBAL SHAREHOLDERS	**$ (15,102)**	**$ 18,150**	**$ 717**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

		CPA®:16 – GLOBAL SHAREHOLDERS							
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	TOTAL OUTSTANDING SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL CPA®:16 – GLOBAL SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL
BALANCE AT JANUARY 1, 2009	122,065,650	$125	$1,130,135	$(141,938)	$ 2,140	$ (30,566)	$ 959,896	$ 86,709	$1,046,605
Shares issued, net of offering costs	3,440,053	4	32,257				32,261		32,261
Shares issued to affiliates	1,202,996	1	11,838				11,839		11,839
Contributions from noncontrolling interests							—	24,884	24,884
Distributions declared ($0.6621 per share)				(80,984)			(80,984)		(80,984)
Distributions to noncontrolling interests							—	(17,248)	(17,248)
Net income				(2,540)			(2,540)	(8,050)	(10,590)
Other comprehensive income (loss):							—		—
Foreign currency translation adjustments					4,198		4,198	1,860	6,058
Change in unrealized loss on derivative instruments					(913)		(913)	13	(900)
Change in unrealized loss on marketable securities					(28)		(28)		(28)
Repurchase of shares	(3,847,598)					(35,070)	(35,070)		(35,070)
BALANCE AT DECEMBER 31, 2009	122,861,101	130	1,174,230	(225,462)	5,397	(65,636)	888,659	88,168	976,827
Shares issued, net of offering costs	3,435,991	4	30,583				30,587		30,587
Shares issued to affiliates	1,277,511	1	11,752				11,753		11,753
Contributions from noncontrolling interests							—	417,458	417,458
Distributions declared ($0.6624 per share)				(82,493)			(82,493)		(82,493)
Distributions to noncontrolling interests							—	(427,751)	(427,751)
Net income				32,007			32,007	4,905	36,912
Other comprehensive loss:									
Foreign currency translation adjustments					(12,583)		(12,583)	(3,628)	(16,211)
Change in unrealized loss on derivative instruments					(1,303)		(1,303)	(13)	(1,316)
Change in unrealized gain on marketable securities					29		29		29
Repurchase of shares	(1,818,246)					(15,444)	(15,444)		(15,444)
BALANCE AT DECEMBER 31, 2010	125,756,357	135	1,216,565	(275,948)	(8,460)	(81,080)	851,212	79,139	930,351
Shares issued, net of offering costs	3,746,731	3	31,327				31,330		31,330
Shares issued to affiliates	15,641,539	16	137,752				137,768		137,768
Shares issued to shareholders of CPA®:14 in the Merger	57,365,145	57	510,492				510,549		510,549
Issuance of noncontrolling interest							—	78,136	78,136
Purchase of noncontrolling interests through Merger			3,543		5,532		9,075	(54,964)	(45,889)
Issuance of Special Member Interest			34,612				34,612	34,612	69,224
Change of ownership interest							—	(34,300)	(34,300)
Distributions declared ($0.6642 per share)				(116,465)			(116,465)		(116,465)
Contributions from noncontrolling interests							—	2,271	2,271
Distributions to noncontrolling interests							—	(42,846)	(42,846)
Net income				9,500			9,500	9,891	19,391
Other comprehensive loss:									
Foreign currency translation adjustments					(23,640)		(23,640)	5,266	(18,374)
Change in unrealized loss on derivative instruments					(849)		(849)		(849)
Change in unrealized gain on marketable securities					(113)		(113)	21	(92)
Repurchase of shares	(2,250,087)					(18,922)	(18,922)		(18,922)
BALANCE AT DECEMBER 31, 2011	200,259,685	$211	$1,934,291	$(382,913)	$(27,530)	$(100,002)	$1,424,057	$ 77,226	$1,501,283

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	2011	2010	2009
	YEARS ENDED DECEMBER 31,		
Cash Flows — Operating Activities			
Net income	**$ 21,293**	$ 59,238	$ 12,959
Adjustments to net income:			
Depreciation and amortization including intangible assets and deferred financing costs	**92,026**	49,664	49,348
(Income) loss from equity investments in real estate in excess of distributions received	**(824)**	(1,660)	1,788
Issuance of shares to affiliate in satisfaction of fees due	**16,768**	11,753	11,839
Gain on bargain purchase	**(28,709)**	—	—
Issuance of Special Member Interest	**34,300**	—	—
Gain on deconsolidation of a subsidiary	**(1,167)**	(7,082)	—
Gain on sale of real estate	**(471)**	—	(7,634)
Unrealized loss on foreign currency transactions and others	**2,308**	768	378
Realized (gain) loss on foreign currency transactions and others	**(1,815)**	(856)	400
Straight-line rent adjustment and amortization of rent-related intangibles	**357**	594	3,007
Gain on extinguishment of debt	**(3,135)**	(879)	(8,825)
Impairment charges	**23,663**	9,808	55,958
Net changes in other operating assets and liabilities	**2,333**	42	(2,593)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**156,927**	121,390	116,625
Cash Flows — Investing Activities			
Distributions received from equity investments in real estate in excess of equity income	**38,034**	5,245	46,959
Capital contributions to equity investments	**—**	—	(62,448)
Acquisitions of real estate and other capital expenditures	**(7,794)**	(24,285)	(137,380)
Cash acquired through Merger	**189,438**	—	—
Cash and other distributions paid to liquidating shareholders of CPA®:14 in connection with the Merger	**(539,988)**	—	—
Cash acquired on issuance of additional shares in subsidiary	**7,121**	—	—
Funding/purchases of notes receivable and securities	**(4,340)**	(7,794)	(5,978)
Proceeds from sale of real estate	**131,077**	1	28,185
Funds placed in escrow	**(11,735)**	(7,481)	(7,618)
Funds released from escrow	**18,828**	9,813	36,114
Payment of deferred acquisition fees to an affiliate	**(1,911)**	(6,261)	(9,082)
NET CASH USED IN INVESTING ACTIVITIES	**(181,270)**	(30,762)	(111,248)

Consolidated Statements of Cash Flows *(Continued)*

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2011	2010	2009
Cash Flows — Financing Activities			
Distributions paid	**(103,880)**	(82,013)	(80,778)
Contributions from noncontrolling interests	**2,597**	3,534	24,884
Distributions to noncontrolling interests	**(44,768)**	(37,593)	(44,447)
Scheduled payments of mortgage principal	**(52,034)**	(21,613)	(18,747)
Prepayments of mortgage principal	**(155,489)**	(29,000)	(34,781)
Proceeds from mortgage financing	**76,275**	36,946	78,516
Proceeds from line of credit	**327,000**	—	—
Repayments of line of credit	**(100,000)**	—	—
Funds placed in escrow	**64**	8,090	2,732
Funds released from escrow	**(1,025)**	(9,404)	(16,852)
Deferred financing costs and mortgage deposits	**(6,080)**	(41)	(386)
Proceeds from issuance of shares, net of issuance costs	**152,330**	30,587	32,261
Purchase of treasury stock	**(18,922)**	(15,444)	(35,070)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**76,068**	(115,951)	(92,668)
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**(1,043)**	350	(2,933)
Net increase (decrease) in cash and cash equivalents	**50,682**	(24,973)	(90,224)
Cash and cash equivalents, beginning of year	**59,012**	83,985	174,209
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 109,694**	$ 59,012	$ 83,985

NON-CASH INVESTING AND FINANCING ACTIVITIES

In January 2011, we acquired 10 properties, the Carrefour SAS properties, from CPA®:14 in exchange for newly issued shares in one of our wholly-owned subsidiaries with a fair value of $75.5 million (Note 5). The newly issued equity in our subsidiary, which is in substance real estate, has resulted in a reduction of our effective ownership stake in the entity from 100% to 3%; however, we continued to consolidate this entity in the first quarter of 2011 because we effectively bought back these shares as part of the Merger (Note 1). As a result of the Merger, we acquired the remaining 97% interest in this entity on May 2, 2011. This non-cash transaction consisted of the acquisition and assumption of certain assets and liabilities, respectively, and an increase in noncontrolling interest at fair value as detailed in the table below.

In May 2011, we acquired all of the outstanding stock of CPA®:14 in exchange for 57,365,145 newly issued shares of our common stock with a fair value of $510.5 million and cash of $444.0 million (Note 3) in the Merger.

These transactions consisted of the acquisition and assumption of certain assets and liabilities, respectively, as detailed in the table below (in thousands).

	CARREFOUR	CPA®:14
Assets acquired at fair value:		
Investments in real estate[a]	$97,722	$ 604,093
Net investment in direct financing leases	—	161,414
Assets held for sale	—	11,202
Equity investments in real estate	—	134,609
Intangible assets[a]	48,029	418,631
Other assets, net[a]	154	27,264
Liabilities assumed at fair value:		
Non-recourse debt[a]	(81,671)	(460,007)
Accounts payable, accrued expenses and other liabilities	(1,193)	(9,878)
Prepaid and deferred rental income and security deposits[a]	(96)	(49,412)
Due to affiliates	—	(2,753)
Distributions payable	—	(95,943)
Amounts attributable to noncontrolling interests[a]	(70,066)	58,188
NET (LIABILITIES ASSUMED) ASSETS ACQUIRED EXCLUDING CASH	**(7,121)**	797,408
Fair value of common shares issued	—	(510,549)
Cash consideration	—	(444,045)
Change in interest upon acquisition of noncontrolling interest of Carrefour	—	(3,543)
Bargain purchase gain on acquisition	—	(28,709)
CASH ACQUIRED ON ACQUISITION OF SUBSIDIARIES, NET	**$(7,121)**	**$ (189,438)**

(a) During the third and fourth quarters of 2011, we identified measurement period adjustments that impacted the provisional acquisition accounting related to certain assets acquired and liabilities assumed from CPA®:14, which resulted in an increase of $11.7 million to the preliminary fair values of the assets acquired and the Bargain purchase gain on acquisition (Note 3).

During the years ended December 31, 2011 and 2010, we deconsolidated International Aluminum Corp. and Goertz & Schiele Corp., respectively, because we no longer had control over the activities that most significantly impact the economic performance of these subsidiaries following possession of each of the properties by a receiver (Note 17). The following table presents the assets and liabilities of these subsidiaries on the date of deconsolidation.

	YEARS ENDED DECEMBER 31, 2011	2010
Assets:		
Net investments in properties	**$ 36,536**	$ 5,897
Cash and cash equivalents	**—**	43
Intangible assets, net	**1,539**	762
Other assets, net	**49**	759
TOTAL	**$ 38,124**	**$ 7,461**
Liabilities:		
Non-recourse debt	**$(38,668)**	$(13,336)
Accounts payable, accrued expenses and other liabilities	**(623)**	(1,207)
TOTAL	**$ (39,291)**	**$(14,543)**

SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS):

	2011	YEARS ENDED DECEMBER 31, 2010	2009
Interest paid, net of amounts capitalized	**$107,429**	$78,462	$81,620
Interest capitalized	**$ —**	$ 2,793	$ 2,446
Income taxes paid	**$ 8,431**	$ 4,871	$ 3,880

See Notes to Consolidated Financial Statements.

1 | BUSINESS AND ORGANIZATION

CPA®:16 – Global is a publicly owned, non-listed REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. At December 31, 2011, our portfolio was comprised of our full or partial ownership interests in 512 properties, substantially all of which were triple-net leased to 150 tenants, and totaled approximately 49 million square feet (on a pro rata basis), with an occupancy rate of approximately 98%. We were formed in 2003 and are managed by the advisor.

CPA®:16 – Global and certain of its subsidiaries entered into the Merger Agreement, dated as of December13, 2010, with CPA®:14, WPC and certain of their subsidiaries. On April 26, 2011, the Merger was approved by CPA®:14's shareholders. The Merger (Note 3) was consummated and became effective on May 2, 2011.

Following the consummation of the Merger, we implemented an internal reorganization pursuant to which CPA®:16 – Global was reorganized as an UPREIT to hold substantially all of its assets and liabilities in the Operating Partnership, a newly formed Delaware limited liability company subsidiary (Note 3). At December 31, 2011, CPA®:16 – Global owned approximately 99.985% of general and limited partnership interests in the Operating Partnership.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

We have investments in tenancy-in-common interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenancy-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. Additionally, we own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in partnerships and limited liability companies that we do not control but over which we exercise significant influence. We account for these investments under the equity method of accounting. At times, the carrying value of our equity investments may fall below zero for certain investments. We intend to fund our share of the ventures' future operating deficits should the need arise. However, we have no legal obligation to pay for any of the liabilities of such ventures nor do we have any legal obligation to fund operating deficits.

Out-of-Period Adjustment

During the second quarter of 2011, we identified an error in the consolidated financial statements related to the year 2010 through the first quarter of 2011. The error relates to the recognition of lease revenues in connection with an operating lease in 2010 and the first quarter of 2011. We concluded this adjustment, which totaled $2.2 million, was not material to our results for the prior year periods or the quarter ended June 30, 2011, and as such, this cumulative change was recorded in the statement of operations in the second quarter of 2011 as an out-of-period adjustment of $2.2 million.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

In accordance with the revised guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under the acquisition method, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity, as well as recognizing and measuring goodwill or a gain from a bargain purchase. Additionally, we immediately expense acquisition-related costs and fees associated with business combinations.

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using our estimates or by relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of above-market and below-market lease values to lease revenue and in-place lease and tenant relationship values to amortization expenses.

Real Estate and Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize renewals and improvements, while we expense replacements, maintenance and repairs that do not improve or extend the lives of the respective assets as incurred.

Real Estate Under Construction

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated qualifying expenditures for properties under construction during the period.

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans over the life of the loan. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. Our cash and cash equivalents are held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of common stock in publicly traded companies, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of Other comprehensive income until realized.

Other Assets and Other Liabilities

We include accounts receivable, stock warrants, marketable securities, deferred charges and deferred rental income in Other assets. We include derivatives and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the three calendar years following the date on which a property was purchased. Payment of such fees is subject to the performance criterion (Note 4).

Treasury Stock
Treasury stock is recorded at cost.

Special Member Interest
We accounted for the Special Member Interest as a non-controlling interest based on the fair value of the rights attributed to the interest at the time it was transferred to the Special General Partner (Note 3). The Special Member Interest entitles the Special General Partner to cash distributions and, in the event there is a termination or non-renewal of the advisory agreement, redemption rights at our option. In exchange for the Special Member Interest, we amended the fee arrangement with the advisor. The Special Member Interest was accounted for at fair value representing the estimated net present value of the related fee reduction. Cash distributions to the Special General Partner are accounted for as a charge to net income attributable to non-controlling interest.

Real Estate Leased to Others
We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2011, 2010 and 2009, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of approximately $36.3 million, $14.5 million and $14.7 million, respectively. The increase for the year ended December 31, 2010 as compared to 2011 was primarily a result of properties acquired in the Merger.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached. Percentage rents were insignificant for the periods presented.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 5).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 6). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (21 lessees represented 61% of lease revenues during 2011), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties, or improvements, which range from 2 to 40 years. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue.

Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is considered other-than-temporary. In determining whether the decline is other-than-temporary, we consider the underlying cause of the decline in value, the estimated recovery period, the severity and duration of the decline, as well as whether we plan to sell the security or will more likely than not be required to sell the security before recovery of its cost basis. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security. In accordance with current accounting guidance, the credit component of an other-than-temporary impairment is recognized in earnings while the non-credit component is recognized in Other comprehensive income.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 17).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, we no longer have continuing involvement, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Foreign Currency

Translation

We have interests in real estate investments in the European Union, Canada, Malaysia, Mexico and Thailand and own interests in properties in the European Union. The functional currencies for these investments are primarily the Euro and the British Pound Sterling and, to a lesser extent, the Swedish krona, the Canadian dollar, the Thai baht, and the Malaysian ringgit. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of Other comprehensive income in equity. At December 31, 2011 and 2010, the cumulative foreign currency translation adjustments were losses of $28.4 million and $4.7 million, respectively.

Transaction Gains or Losses

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in the determination of net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income are accounted for in the same manner as foreign currency translation adjustments and reported as a component of Other comprehensive income in equity.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a fair value hedge, the change in the fair value of the derivative is offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

We elected to treat certain of our corporate subsidiaries as a TRS. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third-party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Earnings (Loss) Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings (loss) per share, as presented, represents both basic and dilutive per share amounts for all periods presented in the consolidated financial statements.

Future Accounting Requirements

The following Accounting Standards Updates ("ASUs") promulgated by FASB are applicable to us in future reports, as indicated:

ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the FASB issued an update to ASC 820, *Fair Value Measurements*. The amendments in the update explain how to measure fair value and do not require additional fair value measurements, nor are they intended to establish valuation standards or affect valuation practices outside of financial reporting. These new amendments will impact the level of information we provide, particularly for level 3 fair value measurements and the measurement's sensitivity to changes in unobservable inputs, our use of a nonfinancial asset in a way that differs from that asset's highest and best use, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. These amendments are expected to impact the form of our disclosures only, are applicable to us prospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-05 and ASU 2011-12, Presentation of Comprehensive Income — In June and December 2011, the FASB issued updates to ASC 220, *Comprehensive Income*. The amendments in the initial update change the reporting options applicable to the presentation of other comprehensive income and its components in the financial statements. The initial update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. Additionally, the initial update requires the consecutive presentation of the statement of net income and other comprehensive income. Finally, the initial update required an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income; however, the update issued in December 2011 tabled this requirement for further deliberation. These amendments impact the form of our disclosures only, are applicable to us retrospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-10, Derecognition of in Substance Real Estate - a Scope Clarification — In December 2011, the FASB issued an update to clarify that when a parent (reporting entity) ceases to have a controlling financial interest (as described in ASC subtopic 810-10, *Consolidation*) in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in subtopic 360-20, *Property, Plant and Equipment*, to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. Under this new guidance, even if the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This amendment is applicable to us prospectively for deconsolidation events occurring after June 15, 2012 and will impact the timing in which we recognize the impact of such transactions, which may be material, within our results of operations.

ASU 2011-11, Disclosures about Offsetting Assets and Liabilities — In December 2011, the FASB issued an update to ASC 210, *Balance Sheet*, which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. This standard will be effective for our fiscal quarter beginning January 1, 2014 with retrospective application required. We do not expect the adoption will have a material impact on our statement of financial position.

3 I MERGER AND UPREIT REORGANIZATION

Merger

On May 2, 2011, CPA®:14 merged with and into one of our consolidated subsidiaries based on the Merger Agreement, which entitled shareholders of CPA®:14 to receive $10.50 per share after giving effect to a $1.00 per share special cash distribution to be funded by CPA®:14. The NAV of CPA®:14 as of May 2, 2011 was $11.90 per share. NAV per share was determined based upon an estimate of the fair market value of real estate adjusted to give effect to the estimated fair value of mortgages encumbering our assets as well as other adjustments. There are a number of variables that comprise this calculation, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates, and tenant defaults, among others.

For each share of CPA®:14 stock owned, each CPA®:14 shareholder received the Merger Consideration. We paid the Merger Consideration of $954.6 million, including the payment of $444.0 million in cash to liquidating shareholders and the issuance of 57,365,145 shares of common stock with a fair value of $510.5 million on the date of closing to shareholders of CPA®:14 in exchange for 48,076,723 shares of CPA®:14 common stock. The $1.00 per share special cash distribution, totaling $90.4 million in the aggregate, was funded from the proceeds of properties sold by CPA®:14 in connection with the Merger, as described below. In order to fund the Merger Consideration, we utilized a portion of the $302.0 million of available cash drawn under our new line of credit (Note 11) and $121.0 million in cash we received from WPC in return for the issuance of 13,750,000 of our common shares.

The assets we acquired and liabilities we assumed in the Merger exclude certain sales made by CPA®:14 of equity interests in entities that owned six properties (the "Property Sales") in connection with the Merger to two affiliates, CPA®:17 – Global and WPC, for an aggregate of $89.5million in cash. Immediately prior to the Merger and subsequent to the Property Sales, CPA®:14's portfolio was comprised of full or partial ownership in 177 properties, substantially all of which were triple-net leased. In the Merger, we acquired these properties and their related leases with an average remaining life of 8.3 years and an estimated aggregate annualized contractual minimum base rent of $149.8 million. We also assumed the related property debt comprised of seven variable-rate and 48 fixed-rate non-recourse mortgages with preliminary fair values of $38.1 million and $421.9 million, respectively, with weighted average annual interest rates of 6.8% and 6.1%, respectively. We accounted for the Merger as a business combination under the acquisition method of accounting. As part of the Merger, we acquired from CPA®:14 the remaining equity interests in a subsidiary that we previously consolidated, which was accounted for as an equity transaction. Acquisition costs of $13.6 million related to the Merger, as well as those related to the equity transaction described above and the reorganization described below, have been expensed as incurred and classified within General and administrative expense in the consolidated statements of income for the year ended December 31, 2011.

The purchase price was allocated to the assets acquired and liabilities assumed, based upon their preliminary fair values. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition as well as subsequent adjustments, based on the best estimates of management at the date of Merger. We are in the process of finalizing our assessment of the fair value of the assets acquired and liabilities assumed. Investments in real estate, Net investments in direct financing leases, Equity investments in real estate, Non-recourse debt and Amounts attributable to noncontrolling interests were based on preliminary valuation data and estimates. Accordingly, the fair values of these assets and liabilities and the impact to the bargain purchase gain are subject to change.

	INITIALLY REPORTED AT JUNE 30, 2011	MEASUREMENT PERIOD ADJUSTMENTS	AS REVISED AT DECEMBER 31, 2011
Merger Consideration:			
Fair value of CPA®:16 – Global common shares issued	$ 510,549	$ —	$ 510,549
Cash consideration	444,045	—	444,045
	$ 954,594	**$ —**	**$ 954,594**
Assets acquired at fair value:			
Investments in real estate	$ 582,802	$ 21,291	$ 604,093
Net investment in direct financing leases	161,414	—	161,414
Assets held for sale	11,202	—	11,202
Equity investments in real estate	134,609	—	134,609
Intangible assets	419,928	(1,297)	418,631
Cash and cash equivalents	189,266	172	189,438
Other assets, net	27,577	(313)	27,264
	1,526,798	19,853	1,546,651
Liabilities assumed at fair value:			
Non-recourse debt	(460,271)	264	(460,007)
Accounts payable, accrued expenses and other liabilities	(9,878)	—	(9,878)
Prepaid and deferred rental income and security deposits	(45,848)	(3,564)	(49,412)
Due to affiliates	(2,753)	—	(2,753)
Distributions payable	(95,943)	—	(95,943)
	(614,693)	(3,300)	(617,993)
Amounts attributable to noncontrolling interests	63,003	(4,815)	58,188
Net assets acquired at fair value	975,108	11,738	986,846
Change in interest upon acquisition of noncontrolling interest of Carrefour	(3,543)	—	(3,543)
BARGAIN PURCHASE GAIN ON ACQUISITION	**$ (16,971)**	**$(11,738)**	**$ (28,709)**

As required by GAAP, fair value related to the assets acquired and liabilities assumed as well as the shares exchanged, has been computed as of the closing date of the Merger by the advisor in a manner consistent with the methodology described above. The computed fair values as of the closing date of the Merger reflect increases in the fair values of our and CPA®:14's net assets during that period, which were primarily attributable to changes in foreign exchange rates as well the length of time that elapsed between the date of the Merger Agreement which was December 13, 2010 and May 2, 2011, the date on which we obtained control of CPA®:14. The advisor normally calculates our NAV annually as of year-end, however, in connection with entering into the Merger Agreement the advisor had determined that our NAV as of September 30, 2010 was $8.80 per share. As of the date of the Merger, the advisor conducted a more recent analysis reflecting an increase of $0.10 per share or $8.90, which was unchanged as of June 30, 2011. The increase in NAV at the date of the Merger resulted in the total fair value of the merger consideration of $954.6 million; however the preliminary fair value for the net assets acquired from CPA®:14 increased more to $975.1 million, resulting in a bargain purchase gain on acquisition of $17.0 million recorded on the consolidated statements of operations for the six months ended June 30, 2011. During the third and fourth quarters of 2011, we identified certain measurement period adjustments that impacted the provisional acquisition accounting, primarily related to properties leased to PETsMART (Note 17) which resulted in an increase of $11.7 million to the preliminary fair values of the assets acquired and the Bargain purchase gain on acquisition, which increased to $986.8 million and $28.7 million, respectively.

The estimated revenues and income from operations contributed from the properties acquired in the Merger from May 2, 2011 through December 31, 2011 were $55.6 million and $5.3 million, respectively.

UPREIT Reorganization

Immediately following the Merger on May 2, 2011, we completed an internal reorganization whereby CPA®:16 – Global formed an UPREIT, which was approved by our shareholders in connection with the Merger. In connection with this UPREIT Reorganization, we contributed substantially all of our assets and liabilities to the Operating Partnership in exchange for a managing member interest and units of membership interest in the Operating Partnership, which together represent a 99.985% capital interest of the Managing Member (representing our stockholders' interest). The Special General Partner, a subsidiary of WPC, acquired a Special Member Interest of 0.015% in the Operating Partnership entitling it to receive certain profit allocations and distributions of Available Cash and a Final Distribution, each as discussed below. As we have control of the Operating Partnership through our managing member's interest, we consolidate the Operating Partnership in our financial results.

We amended our advisory agreement with affiliates of WPC to give effect to this reorganization and to reflect a revised fee structure whereby (i) our asset management fees are prospectively reduced to 0.5% from 1.0% of the asset value of a property under management and (ii) the former 15% subordinated incentive fee and termination fees have been eliminated. The Available Cash Distribution is contractually limited to 0.5% of our Adjusted Invested Assets. The fee structure related to initial acquisition fees, subordinated acquisition fees and subordinated disposition fees remains unchanged.

The Special General Partner is entitled to the Available Cash Distribution, which is contractually limited to 0.5% of the value of our assets under management. The Special General Partner may also elect to receive the Available Cash Distribution in shares of our common stock. In the event of a capital transaction such as a sale, exchange, disposition or refinancing of our net assets, the Special General Partner may also be entitled to receive the Final Distribution.

In May 2011, we incurred a non-cash charge of $34.3 million in connection with the issuance of the Special Member Interest to a subsidiary of WPC in consideration of the amendment of our advisory agreement. This charge was recorded in the consolidated statements of operations and is equal to the fair value of the noncontrolling interests issued (Note 15). We determined the fair value of the Special Member Interest based on a discounted cash flow model, which included assumptions related to estimated future cash flows.

4 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

Transactions with the Advisor

We have an advisory agreement with the advisor whereby the advisor performs certain services for us. Prior to the completion of the Merger on May 2, 2011, the terms of this agreement provided for the advisor to manage our day-to-day operations, for which we paid the advisor asset management and performance fees, and to structure and negotiate the purchase and sale of investments and debt placement transactions for us, for which we paid the advisor structuring and subordinated disposition fees. On May 2, 2011, following the Merger, we amended the agreement to reflect the UPREIT Reorganization and to reflect a revised fee structure (Note 3). The agreement, which is currently in place, is scheduled to expire on the earlier of September 30, 2012 or the closing of the proposed merger between our advisor and CPA®:15, which was announced on February 21, 2012. The following tables present a summary of fees we paid and expenses we reimbursed to the advisor in accordance with the advisory agreement (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Amounts included in operating expenses:			
Asset management fees	**$16,920**	$11,750	$11,721
Performance fees	**3,921**	11,750	11,729
Distributions of available cash	**6,157**	—	—
Personnel reimbursements	**5,513**	3,377	3,082
Office rent reimbursements	**1,058**	715	772
Issuance of Special Member Interest	**34,300**	—	—
	$67,869	**$27,592**	**$27,304**
Transaction fees incurred:			
Current acquisition fees	**147**	—	2,960
Deferred acquisition fees	**118**	—	2,368
Mortgage refinancing fees	**$ 639**	$ 145	$ —
	$ 904	**$ 145**	**$ 5,328**

	DECEMBER 31, 2011	DECEMBER 31, 2010
Unpaid transaction fees:		
Deferred acquisition fees	$ 3,391	$ 2,701
Subordinated disposition fees	1,116	1,013
	$ 4,507	**$ 3,714**

Asset Management and Performance Fees

We pay the advisor asset management fees, which are 1/2 of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. Prior to the Merger, we also paid the advisor performance fees, which were also 1/2 of 1% per annum of our average invested assets and were computed as provided for in the advisory agreement. The performance fees were subordinated to the performance criterion, a non-compounded cumulative annual distribution return of 6% per annum. The asset management and, prior to the Merger, performance fees are payable in cash or shares of our common stock at the advisor's option. If the advisor elects to receive all or a portion of its fees in shares, the number of shares issued is determined by dividing the dollar amount of fees by our most recently published NAV per share as approved by our board of directors. For 2011, 2010 and 2009, the advisor elected to receive its asset management fees in cash and its performance fees in shares. Subsequent to the Merger, the advisor elected to receive its asset management fees in shares. As a result of the UPREIT Reorganization, in accordance with the terms of the amended and restated advisory agreement, beginning on May 2, 2011, we no longer pay the advisor performance fees, but instead we pay the Available Cash Distribution (Note 3). Asset management and performance fees are included in Property expenses in the consolidated financial statements. These expenses are impacted by an increase in revenues and assets under management as a result of the Merger.

Distributions of Available Cash

In connection with this UPREIT Reorganization, the Special General Partner, a subsidiary of WPC, acquired a Special Member Interest of 0.015% in the Operating Partnership entitling it to receive the Available Cash Distribution, which is defined as cash generated from operations, excluding capital proceeds, as reduced by operating expenses and debt service, excluding prepayments and balloon payments. The Available Cash Distribution is contractually limited to 0.5% of our assets excluding cash, cash equivalents and certain short-term investments and non-cash reserves ("Adjusted Invested Assets"). The Special General Partner may also elect to receive the Available Cash Distribution in shares of our common stock. In the event of a capital transaction such as a sale, exchange, disposition or refinancing of our net assets, the Special General Partner may also be entitled to receive a Final Distribution.

Personnel and Office Rent Reimbursements

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. Personnel and office rent reimbursements are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

Issuance of Special Member Interest

In May 2011, we incurred a non-cash charge in connection with the issuance of the Special Member Interest to the Special General Partner, a subsidiary of WPC, in consideration of the amendment of our advisory agreement (Note 3).

Transaction Fees

We also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average 4.5% or less of the aggregate cost of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the property is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date on which a property was purchased, subject to satisfying the 6% performance criterion. Interest on unpaid installments is 5% per year. Current and deferred acquisition fees were capitalized and included in the cost basis of the assets acquired. Mortgage refinancing fees are capitalized to deferred financing costs and amortized over the life of the new loans. We paid annual deferred acquisition fee installments of $1.9 million, $6.3 million and $9.1 million in cash to the advisor in January 2011, 2010, and 2009, respectively.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event.

In connection with the Merger, the advisor waived any acquisition fees payable by us under the advisory agreement in respect of the properties acquired in the Merger and also waived any disposition fees that may subsequently be payable by us upon a sale of such assets. As the advisor to CPA®:14, they earned acquisition fees related to those properties acquired by CPA®:14 and disposition fees on those properties upon the liquidation of CPA®:14 and, as a result, we and the advisor agreed that the advisor should not receive fees upon the acquisition or disposition of the same properties by us.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of our operations. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly.

We own interests in entities ranging from 25% to 90%, as well as a jointly-controlled tenancy-in-common interest in properties, with the remaining interests generally held by affiliates. We consolidate certain of these entities and account for the remainder under the equity method of accounting.

Merger

In order to fund a portion of the Merger Consideration, we received $121.0 million in cash from WPC in return for the issuance of 13,750,000 shares of our common stock. Immediately after giving effect to the Merger, subsidiaries of WPC collectively owned approximately 17.5% of our outstanding common stock, which excludes its ownership in the Special Member Interest. At December 31, 2011, the advisor owned 35,860,931 shares, or 17.9%, of our common stock.

5 I NET INVESTMENTS IN PROPERTIES

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and which are subject to operating leases, is summarized as follows (in thousands):

	DECEMBER 31, 2011	2010
Land	**$ 476,790**	$ 338,979
Buildings	**1,788,786**	1,391,442
Less: Accumulated depreciation	**(190,316)**	(145,957)
	$2,075,260	**$1,584,464**

As discussed in Note 3, we acquired properties in the Merger, which increased the carrying value of our real estate by $701.8 million. Assets disposed of during the current year are discussed in Note 17.

Carrefour France, SAS acquisition

In January 2011, we acquired shares in a subsidiary of CPA®:14 that owns ten properties in France (the "Carrefour Properties") in exchange for newly issued shares in one of our wholly-owned subsidiaries that also owns several properties in France. The Carrefour Properties had a fair value of $143.1 million at the date of acquisition. As part of the transaction, we also assumed two related non-recourse mortgages on these properties with an aggregate fair value of $81.7 million at the date of acquisition. The mortgages mature in April 2017 and bear interest at variable rates, which were 6.4% and 2.9% at December 31, 2011. The newly issued equity in our subsidiary resulted in a reduction of our ownership stake in the entity from 100% to 3%; however, we continued to consolidate this entity in the first quarter of 2011 because we effectively bought back these shares as part of the Merger. As part of the Merger, we acquired the remaining 97% interest in this entity on May 2, 2011, which was accounted for as an equity transaction, with the difference of $3.5 million recorded as an adjustment to our Additional paid-in capital. Following this change in ownership interest, the amount previously recorded in non-controlling interests of $5.5 million representing its proportionate share of the cumulative translation adjustment was reclassified and is reflected in Accumulated other comprehensive loss in our consolidated balance sheet at December 31, 2011.

Operating Real Estate
Operating real estate, which consists of our two hotel operations, at cost, is summarized as follows (in thousands):

	DECEMBER 31, 2011	2010
Land	**$ 8,296**	$ 8,296
Buildings	**68,216**	68,100
Furniture, Fixtures & Equipment	**8,575**	8,376
Less: Accumulated depreciation	**(12,823)**	(9,623)
	$ 72,264	**$ 75,149**

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI — based adjustments, under non-cancelable operating leases at December 31, 2011 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$262,959
2013	263,737
2014	262,826
2015	251,171
2016	239,096

6 I FINANCE RECEIVABLES

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolios consist of our Net investments in direct financing leases and notes receivable. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

Net Investment in Direct Financing Leases
Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31, 2011	2010
Minimum lease payments receivable	**$ 611,549**	$ 526,832
Unguaranteed residual value	**395,663**	243,120
	1,007,212	769,952
Less: unearned income	**(540,076)**	(451,719)
	$ 467,136	**$ 318,233**

During the years ended December 31, 2011, 2010 and 2009, in connection with our annual reviews of our estimated residual values of our properties, we recorded impairment charges related to several direct financing leases of $2.3 million, $6.8 million and $2.3 million, respectively. Impairment charges related primarily to other-than-temporary declines in the estimated residual values of the underlying properties due to market conditions (Note 13). At December 31, 2011 and 2010, Other assets included $1.3 million and $1.1 million, respectively, of accounts receivable related to amounts billed under these direct financing leases.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2011 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$ 43,850
2013	43,968
2014	45,249
2015	45,077
2016	43,733

Notes Receivable

Hellweg 2

In April 2007, we and our affiliates acquired a property venture that in turn acquired a 24.7% ownership interest in a limited partnership. We and our affiliates also acquired a lending venture, which made a loan, the note receivable, to the holder of the remaining 75.3% interests in the limited partnership. We refer to this transaction as the Hellweg 2 transaction.

In connection with the acquisition, the property venture agreed to three option agreements that give the property venture the right to purchase, from our partner, the remaining 75.3% (direct and indirect) interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. In November 2010, the property venture exercised the first of its three options and acquired from our partner a 70% direct interest in the limited partnership for $297.3 million, thus owning a (direct and indirect) 94.7% interest in the limited partnership. The property venture has assignable option agreements to acquire the remaining (direct and indirect) 5.3% interest in the limited partnership by October 2012. If the property venture does not exercise its option agreements, our partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. Currently, under the terms of the note receivable, the lending venture will receive interest income that approximates 5.3% of all income earned by the limited partnership less adjustments. Under the terms of the note receivable, the lending venture will receive interest at a fixed annual rate of 8%. The note receivable matures in April 2017. The note receivable had a principal balance of $21.3 million and $21.8 million, inclusive of our affiliates' noncontrolling interest of $15.8 million and $16.2 million at December 31, 2011 and 2010, respectively.

Other

In June 2007, we entered into an agreement to provide a developer with a construction loan of up to $14.8 million that provides for a variable annual interest rate of the British Bankers Association London Inter-bank Offered Rate, or "LIBOR," plus 2.5% and was scheduled to mature in April 2010. This agreement was subsequently amended to provide for two loans of up to $19.0 million and $4.9 million, respectively, with a variable annual interest rate of LIBOR plus 2.5% and a fixed interest rate of 8.0%, respectively, both with maturity dates of December 2011. The maturity date for both loans was extended to February 2012, with the interest rate on the first loan now fixed at 8.0%. At December 31, 2011 and 2010, the aggregate balances of these notes receivable were $23.9 million and $24.0 million, respectively. Both loans were subsequently repaid in January 2012.

We had a B-note receivable that totaled $9.8 million and $9.7 million at December 31, 2011 and 2010, respectively, with a fixed annual interest rate of 6.3% and a maturity date of February 2015.

In addition, in connection with the Merger, we acquired three notes receivable. One of these notes was repaid during the third quarter of 2011. The two remaining notes totaled $0.5 million at December 31, 2011.

Credit Quality of Finance Receivables

We generally seek investments in facilities that we believe are critical to each tenant's business and that we believe have a low risk of tenant defaults. At December 31, 2011 and 2010, none of the balances of our finance receivables were past due. Our allowance for uncollected accounts was less than \$0.1 million and \$0.2 million at December 31, 2011 and 2010, respectively. During 2011, we modified one lease with a tenant to defer certain rental payments as a result of the tenant experiencing financial difficulties. This modification did not materially impact the carrying value of finance receivable at December 31, 2011. We evaluate the credit quality of our tenant receivables utilizing an internal 5-point credit rating scale, with 1 representing the highest credit quality and 5 representing the lowest. The credit quality evaluation of our tenant receivables was last updated in the fourth quarter of 2011.

A summary of our finance receivables by internal credit quality rating for the periods presented is as follows (dollars in thousands):

	NUMBER OF TENANTS AT DECEMBER 31,		NET INVESTMENTS IN DIRECT FINANCING LEASES AT DECEMBER 31,	
INTERNAL CREDIT QUALITY INDICATOR	2011	2010	2011	2010
1	2	2	**$ 51,309**	$ 39,505
2	4	3	**69,318**	49,639
3	15	3	**250,523**	26,015
4	6	10	**95,986**	203,074
5	—	—	**—**	—
			$467,136	**$318,233**

	NUMBER OF OBLIGORS AT DECEMBER 31,		NOTES RECEIVABLE AT DECEMBER 31,	
INTERNAL CREDIT QUALITY INDICATOR	2011	2010	2011	2010
1	—	—	**$ —**	$ —
2	2	1	**9,784**	9,738
3	2	2	**21,793**	45,766
4	1	—	**23,917**	—
5	—	—	**—**	—
			$ 55,494	**$ 55,504**

7 I EQUITY INVESTMENTS IN REAL ESTATE AND OTHER

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests (i) in partnerships and limited liability companies that we do not control but over which we exercise significant influence or (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly-owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments).

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying values of these ventures are affected by the timing and nature of distributions (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2011	CARRYING VALUE AT DECEMBER 31, 2011	2010
True Value Company[(a)]	50%	**$ 44,887**	$ —
The New York Times Company	27%	**32,960**	33,888
Advanced Micro Devices, Inc.[(a) (b)]	67%	**32,185**	—
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	**31,886**	32,808
Schuler A.G.[(b) (c)]	33%	**20,951**	21,892
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)[(c) (d)]	25%	**20,460**	18,493
The Upper Deck Company[(a)]	50%	**9,880**	—
Del Monte Corporation[(a)]	50%	**6,868**	—
TietoEnator Plc[(c) (e)]	40%	**6,271**	6,921
Frontier Spinning Mills, Inc.	40%	**6,255**	6,249
Police Prefecture, French Government[(c)]	50%	**5,537**	6,636
Pohjola Non-life Insurance Company[(c)]	40%	**4,662**	5,419
Actebis Peacock GmbH[(c)]	30%	**4,638**	5,043
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)[(c) (f)]	33%	**4,155**	1,179
LifeTime Fitness, Inc. and Town Sports International Holdings, Inc.[(a) (g)]	56%	**3,485**	—
OBI A.G.[(c) (h)]	25%	**3,310**	4,907
Actuant Corporation[(c)]	50%	**2,618**	2,670
Consolidated Systems, Inc.[(b)]	40%	**2,092**	2,109
Talaria Holdings, LLC[(i)]	27%	**691**	1,400
Thales S.A.[(c)]	35%	**512**	—
		$244,303	**$149,614**

(a) We acquired our interest in this investment in connection with the Merger (Note 3).

(b) Represents a tenancy-in-common interest.

(c) The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(d) The increase in carrying value was due in part to a cash contribution of $1.3 million made by us to the venture for funding of an expansion project.

(e) The decrease in carrying value was primarily due to cash distributions made to us by the venture.

(f) In September 2011, the venture bought back, at a discount, the non-recourse mortgage loan encumbered by the property. We made a contribution of $2.3 million to repay this loan and recognized our proportionate share of the gain of $1.2 million on extinguishment of the debt.

(g) In December 2011, the venture sold the LifeTime Fitness, Inc. properties owned by the venture. The venture retained its interest in the Town Sports International Holdings, Inc. properties.

(h) The carrying value of this investment included our share of the Other comprehensive loss on interest rate swap derivative instruments recognized by the venture.

(i) The decrease in the carrying value was primarily due to our share of the losses recognized by the Talaria Company.

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	DECEMBER 31,	
	2011	2010
Assets	$ 1,623,578	$1,406,049
Liabilities	(1,060,503)	(936,691)
PARTNERS'/MEMBERS' EQUITY	**$ 563,075**	**$ 469,358**

	YEARS ENDED DECEMBER 31,		
	2011[(a)]	2010	2009
Revenues	$179,162	$142,918	$141,324
Expenses	(99,583)	(82,338)	(85,123)
Impairment charges[(b)]	(10,361)	(4,145)	(13,119)
Gain on sale of real estate[(c)]	3,133	—	11,084
Gain on extinguishment of debt[(d)]	3,464	—	—
NET INCOME FROM CONTINUING OPERATIONS	**$ 75,815**	**$ 56,435**	**$ 54,166**
NET INCOME ATTRIBUTABLE TO THE JOINT VENTURES	**$ 75,815**	**$ 56,435**	**$ 54,166**

(a) Includes the results of the venture properties acquired in the Merger from the date of acquisition, May 2, 2011, through December 31, 2011.

(b) For the year ended December 31, 2011, the amount reflects impairment charges incurred by a venture that formerly leased property to Best Buy Stores, L. P. The years ended December 31, 2010 and 2009, reflect impairment charges incurred by a venture that leases property to Thales S.A. to reduce the carrying value of the property to its estimated fair value. The year ended December 31, 2009 also reflects impairment charges incurred by a venture that formerly leased properties to Lindenmaier A.G. as a result of the tenant's bankruptcy filing (Note 13).

(c) In December 2011, the LifeTime Fitness, Inc. venture sold its portfolio of properties back to the tenant for $108.0 million and recognized a gain on sale of $2.9 million. In September 2011, the Best Buy Stores, L.P. venture sold several properties for $52.5 million and recognized a net gain on sale of $0.3 million. In July 2009, the Thales S.A. venture sold four of its five properties back to the tenant for $46.6 million and recognized a gain on sale of $11.1 million.

(d) In September 2011, the Barth Europa Transporte e.K/MSR Technologies GmbH venture bought back, at a discount, the non-recourse mortgage loan encumbering the property and recognized a gain on extinguishment of debt of $3.7 million. Additionally, in connection with the sale described above, the Best Buy Stores, L.P. venture recognized a loss on extinguishment of debt of $0.3 million.

We recognized income from equity investments in real estate of $22.1 million, $17.6 million and $13.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Income from equity investments in real estate represents our proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to other-than-temporary impairment charges.

The New York Times Financial Data

NYT Real Estate Company, LLC is the tenant of a property pursuant to a net lease with our subsidiary, 620 Eighth NYT (NY) Limited Partnership, which was deemed to be a material equity investment during 2009 primarily because of impairment charges included in Income from continuing operations totaling $33.9 million on several of our consolidated investments in that year. The following tables present summarized combined balance sheet information for the years ended December 31, 2011 and 2010 and summarized combined income statement and cash flow information each for the period from March 6, 2009 ("inception") through December 31, 2009 and the years ended December 31, 2010 and 2011, as well as scheduled debt principal payments during each of the five years following December 31, 2011 and thereafter of 620 Eighth NYT (NY) Limited Partnership and 620 Eighth Lender NYT (NY) Limited Partnership, collectively the "New York Times venture." Amounts provided are the total amounts attributable to the New York Times venture and do not represent our proportionate share (in thousands):

	620 EIGHTH NYT (NY) L.P. & 620 EIGHTH LENDER NYT (NY) L.P. DECEMBER 31,	
	2011	2010
Assets		
Net investment in direct financing lease	**$240,112**	$237,916
Note receivable	**—**	49,560
Other assets, net[(a)]	**6,696**	6,526
TOTAL ASSETS	**$246,808**	**$294,002**
Liabilities and Capital		
Debt	**$122,679**	$116,684
Other liabilities[(b)]	**4,695**	5,200
TOTAL LIABILITIES	**127,374**	121,884
Capital	**119,434**	172,118
TOTAL LIABILITIES AND CAPITAL	**$246,808**	**$294,002**

(a) Other assets, net consist of cash and cash equivalents, escrow and restricted cash, deferred financing costs, derivative instruments, accrued interest, and other amounts receivable from the tenant.

(b) Other liabilities consist of prepaid rent and deferred rental income, accounts payable and accrued expenses.

	620 EIGHTH NYT (NY) L.P. & 620 EIGHTH LENDER NYT (NY) L.P.		
	YEARS ENDED DECEMBER 31, 2011	2010	INCEPTION THROUGH DECEMBER 31, 2009
Revenues			
Interest income from direct financing lease	**$ 27,362**	$ 27,094	$ 21,860
Interest income from note receivable	**575**	1,276	—
Other operating income	**6**	—	—
	27,943	28,370	21,860
Operating Expenses			
General & administrative	**(78)**	(9)	(24)
Other Income and Expenses			
Other interest income	**1**	3	1
Interest expense	**(5,270)**	(6,675)	(2,248)
	(5,269)	(6,672)	(2,247)
NET INCOME	**$ 22,596**	**$ 21,689**	**$ 19,589**

	620 EIGHTH NYT (NY) L.P. & 620 EIGHTH LENDER NYT (NY) L.P.		
	YEARS ENDED DECEMBER 31, 2011	2010	INCEPTION THROUGH DECEMBER 31, 2009
Net cash provided by (used in):			
Operating activities	**$ 21,161**	$ 19,510	$ 17,213
Investing activities	**49,560**	(49,693)	(233,720)
Financing activities	**(70,776)**	30,181	216,566
NET INCREASE IN CASH AND CASH EQUIVALENTS	**(55)**	(2)	59
Cash and cash equivalents, beginning of year	**57**	59	—
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 2**	**$ 57**	**$ 59**

YEARS ENDING DECEMBER 31,	620 EIGHTH NYT (NY) L.P. & 620 EIGHTH LENDER NYT (NY) L.P.
2012	$ 3,565
2013	3,666
2014	3,770
2015	3,878
2016	3,988
Thereafter through 2018	103,812
TOTAL	**$ 122,679**

8 | INTANGIBLE ASSETS AND LIABILITIES

In connection with our acquisition of properties, we have recorded net lease intangibles of $544.0 million, inclusive of $435.4 million net lease intangibles acquired in connection with the Merger and the Carrefour Properties acquisition, which are being amortized over periods ranging from 4 years to 40 years. In-place lease, tenant relationship, above-market rent, management contract and franchise agreement intangibles are included in Intangible assets, net in the consolidated financial statements. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

Intangible assets and liabilities are summarized as follows (in thousands):

	DECEMBER 31,	
	2011	2010
Amortizable Intangible Assets		
Management contract	$ 874	$ 874
Franchise agreement	2,240	2,240
Less: accumulated amortization	(1,483)	(1,134)
	1,631	1,980
Lease intangibles:		
In-place lease	366,886	114,544
Tenant relationship	33,622	33,934
Above-market rent	202,693	41,769
Below-market ground lease (Note 2)	6,611	—
Less: accumulated amortization	(91,042)	(43,145)
TOTAL INTANGIBLE ASSETS	518,770	147,102
	$520,401	$149,082
Amortizable Below-Market Rent Intangible Liabilities		
Below-market rent	(65,812)	(43,037)
Less: accumulated amortization	9,400	6,963
	$(56,412)	$ (36,074)

Net amortization of intangibles, including the effect of foreign currency translation, was $48.5 million, $8.0 million and $8.5 million for 2011, 2010 and 2009, respectively. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenue, while amortization of in-place lease and tenant relationship intangibles is included in depreciation and amortization.

Based on the intangible assets and liabilities recorded at December 31, 2011, scheduled annual net amortization of intangibles for each of the next five years is as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$ 48,050
2013	46,109
2014	45,580
2015	42,456
2016	32,035
Thereafter	249,759
	$463,989

9 | FAIR VALUE MEASUREMENTS

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain securities.

Items Measured at Fair Value on a Recurring Basis

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Marketable Securities — Our marketable securities consisted of our investments in the common stock of certain companies. These investments were classified as Level 1 as we used quoted prices from active markets to determine their fair values.

Restricted Securities — Our restricted securities are comprised of Canadian Treasury securities obtained in connection with the defeasance of a loan. These investments were classified as Level 1 as we used quoted prices from active markets to determine their fair values.

Derivative Assets — Our derivative assets are comprised of foreign currency collars, as well as an embedded credit derivative and stock warrants that were granted to us by lessees in connection with structuring initial lease transactions. The foreign currency collars were measured at fair value using readily observable market inputs, such as quotations on interest rates and were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in the open market. Our embedded credit derivative and stock warrants are not traded in an active market. We estimated the fair value of these assets using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified these assets as Level 3.

Other Securities — Our other securities are comprised of our interest in a commercial mortgage loan securitization, our investments in equity units in Rave Reviews Cinemas, LLC and our interest in an interest-only senior note. These assets are not traded in an active market. We estimated the fair value of these assets using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified these assets as Level 3.

Derivative Liabilities — Our derivative liabilities are comprised of interest rate swaps. These derivative instruments were measured at fair value using readily observable market inputs, such as quotations on interest rates. Our derivative instruments were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis. Assets and liabilities presented below exclude assets and liabilities owned by unconsolidated ventures (in thousands):

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Marketable securities	**$ 10**	$ 10	$ —	$ —
Restricted securities	**4,303**	4,303	—	—
Other securities	**15,410**	—	—	15,410
Derivative assets	**2,384**	—	1,194	1,190
TOTAL	**$22,107**	**$4,313**	**$ 1,194**	**$16,600**
Liabilities:				
Derivative liabilities	**$(4,155)**	$ —	$(4,155)	$ —
TOTAL	**$ (4,155)**	**$ —**	**$(4,155)**	**$ —**

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$ 6,769**	$6,769	$ —	$ —
Other securities	**1,553**	—	—	1,553
Derivative assets	**1,369**	—	—	1,369
TOTAL	**$ 9,691**	**$6,769**	**$ —**	**$ 2,922**
Liabilities:				
Derivative liabilities	**$ (504)**	$ —	$ (504)	$ —
TOTAL	**$ (504)**	**$ —**	**$ (504)**	**$ —**

	FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUT (LEVEL 3 ONLY)					
	YEAR ENDED DECEMBER 31, 2011			YEAR ENDED DECEMBER 31, 2010		
	OTHER SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS	OTHER SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS
Beginning balance	$ 1,553	$1,369	$ 2,922	$1,851	$2,178	$4,029
Acquisition of CCMT mortgage securitization	15,179	—	15,179	—	—	—
Total gains or losses (realized and unrealized):						
Included in earnings	(675)	(179)	(854)	—	(738)	(738)
Included in other comprehensive income (loss)	(52)	—	(52)	29	(71)	(42)
Amortization and accretion	(595)	—	(595)	(327)	—	(327)
ENDING BALANCE	**$15,410**	**$1,190**	**$16,600**	**$1,553**	**$1,369**	**$2,922**
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	**$ (675)**	**$ (179)**	**$ (854)**	**$ —**	**$ (738)**	**$ (738)**

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2011 and 2010, except for those assets and liabilities acquired in connection with the Merger. Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses)in the consolidated financial statements.

Our other financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

	DECEMBER 31, 2011		DECEMBER 31, 2010	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Non-recourse and limited-recourse debt	$ 1,715,779	$ 1,718,375	$ 1,369,248	$ 1,314,768
Line of credit	227,000	227,000	—	—
Notes receivable	55,494	57,025	55,504	55,682

We determined the estimated fair value of our debt and note instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimated that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2011 and 2010.

Items Measured at Fair Value on a Non-Recurring Basis

We perform an assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determine the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We review each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. As a result of our assessments, we calculated impairment charges based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

The following table presents information about our other assets that were measured on a fair value basis for the periods presented. All of the impairment charges were measured using unobservable inputs (Level 3) and were recorded based on market conditions and assumptions that existed at the time (in thousands):

	YEAR ENDED DECEMBER 31, 2011		YEAR ENDED DECEMBER 31, 2010		YEAR ENDED DECEMBER 31, 2009	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Impairment Charges From Continuing Operations:						
Real estate						
Net investments in properties	$ 91,552	$ 8,368	$17,295	$ 2,835	$ 124,630	$24,068
Net investments in direct financing leases	136,934	2,317	38,252	6,759	167,752	2,279
Equity investments in real estate	5,685	3,833	1,226	1,046	1,925	3,598
Intangible assets	—	—	949	—	7,183	4,027
Intangible liabilities	—	—	—	—	(1,394)	(37)
	$234,171	**$14,518**	**$57,722**	**$10,640**	**$300,096**	**$33,935**
Impairment Charges From Discontinued Operations:						
Net investments in properties	$ 44,524	$12,488	$ —	$ —	$ 10,911	$22,083
Net investments in direct financing leases	2,310	41	1,313	214	—	—
Intangible assets	1,555	449	—	—	987	3,538
	$ 48,389	**$12,978**	**$ 1,313**	**$ 214**	**$ 11,898**	**$25,621**

The amounts above exclude the assets acquired and non-recourse mortgages assumed as part of the Merger. As described in Note 3, the assets acquired and liabilities assumed were recorded at fair value as of the closing of the Merger and were measured primarily using unobservable inputs (Level 3) based on market conditions and assumptions that existed at the time. The bargain purchase gain of $28.7 million was derived based upon the change in fair value of the Merger consideration and the assets received using unobservable inputs.

10 I RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are primarily subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our other securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union, Canada, Mexico, Malaysia and Thailand and are subject to the risks associated with changing foreign currency exchange rates.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates and foreign currency exchange rate movements. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a fair value hedge, the change in the fair value of the derivative is offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments for the periods presented (in thousands):

		ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31,		LIABILITY DERIVATIVES FAIR VALUE AT DECEMBER 31,	
	BALANCE SHEET LOCATION	2011	2010	2011	2010
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS					
Foreign currency collar contracts	Accounts payable, accrued expenses and other liabilities	**$ —**	$ —	$ —	$(106)
Foreign currency collar contracts	Other assets, net	**1,194**	—	—	—
Interest rate swaps	Accounts payable, accrued expenses and other liabilities	**—**	—	(4,155)	(398)
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS					
Embedded credit derivatives	Other assets, net	**29**	46	—	—
Stock warrants	Other assets, net	**1,161**	1,323	—	—
TOTAL DERIVATIVES		**$2,384**	**$1,369**	**$(4,155)**	**$(504)**

The following tables present the impact of derivative instruments on the consolidated financial statements (in thousands):

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OTHER COMPREHENSIVE INCOME ON DERIVATIVE (EFFECTIVE PORTION)			AMOUNT OF GAIN (LOSS) RECLASSIFIED FROM OTHER COMPREHENSIVE INCOME INTO INCOME (EFFECTIVE PORTION)		
	YEARS ENDED DECEMBER 31,			YEARS ENDED DECEMBER 31,		
	2011	2010	2009	2011	2010	2009
Interest rate swaps[(a)]	$(1,028)	$(162)	$ 284	$ —	$ —	$ —
Foreign currency contracts[(a) (b)]	1,300	99	(143)	254	(62)	27
TOTAL	**$ 272**	**$ (63)**	**$ 141**	**$254**	**$(62)**	**$27**

(a) During the years ended December 31, 2011, 2010 and 2009, no gains or losses were reclassified from Other comprehensive income into income related to ineffective portions of hedging relationships or to amounts excluded from effectiveness testing.

(b) Gains (losses) reclassified from Other comprehensive income into income for contracts that have settled are included in Other income and (expenses).

DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES		
		YEARS ENDED DECEMBER 31,		
		2011	2010	2009
Embedded credit derivatives[(a)]	Other income and (expenses)	$ (17)	$(846)	$(1,136)
Stock warrants	Other income and (expenses)	(162)	108	338
Interest rate swaps[(b)]	Other income and (expenses)	(1,237)	—	—
TOTAL		**$(1,416)**	**$(738)**	**$ (798)**

(a) Included losses attributable to noncontrolling interests totaling less than $0.1 million, $0.6 million and $0.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(b) These derivative instruments were acquired in the Merger and prior to the Merger were designated as cash flow hedges by CPA®:14. Upon acquisition, we did not designate these as hedges and therefore did not achieve hedge accounting on these instruments until October 2011.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The derivative instruments that we had outstanding on our consolidated ventures at December 31, 2011 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2011
1-Month LIBOR	"Pay-fixed" swap	$ 3,730	6.7%	2/2008	2/2018	$ (604)
1-Month LIBOR	"Pay-fixed" swap	11,542	5.6%	3/2008	3/2018	(1,643)
1-Month LIBOR	"Pay-fixed" swap	6,120	6.4%	7/2008	7/2018	(1,043)
1-Month LIBOR	"Pay-fixed" swap	3,929	6.9%	3/2011	3/2021	(529)
1-Month LIBOR	"Pay-fixed" swap	6,000	5.4%	11/2011	12/2020	(189)
1-Month LIBOR	"Pay-fixed" swap	5,990	4.9%	12/2011	12/2021	(147)
						$(4,155)

The derivative instruments that our unconsolidated ventures had outstanding at December 31, 2011 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	OWNERSHIP INTEREST AT DECEMBER 31, 2011	TYPE	NOTIONAL AMOUNT	CAP RATE	SPREAD	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2011
3-Month LIBOR	25%	"Pay-fixed" swap	$148,778	N/A	N/A	5.0%-5.6%	7/2006-4/2008	10/2015-7/2016	$(13,887)
3-Month LIBOR	27%	Interest rate cap	122,679	4.0%	1.2%	N/A	3/2011	8/2014	80
									$(13,807)

Our share of changes in the fair value of these interest rate caps and swaps is included in Accumulated other comprehensive income in equity and reflected unrealized losses of $1.1 million, $1.2 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Foreign Currency Contracts

We are exposed to foreign currency exchange rate movements in the Euro and, to a lesser extent, the British Pound Sterling. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces our overall exposure to the actual equity that we have invested and the equity portion of our cash flow. However, we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We may also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

In order to hedge certain of our foreign currency cash flow exposures, we enter into foreign currency forward contracts and collars. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into forward contracts, we are locked into a future currency exchange rate for the term of the contract. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency. These instruments guarantee that the exchange rate will not fluctuate beyond the range of the options' strike prices.

In September 2011, we entered into seven foreign currency collars to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. These collars had a total notional amount of $21.5 million, based on the exchange rate of the Euro to the U.S. dollar at December 31, 2011, and placed a floor on the exchange rate of the Euro to the U.S. dollar at $1.4000 and a ceiling on that exchange rate ranging from $1.4213 to $1.4313. Two of these collars settled in 2011 and we recognized a gain of $0.4 million in Other income and (expenses) in the consolidated financial statements during 2011. The remaining collars have settlement dates between March 2012 and March 2013.

Embedded Credit Derivatives

In connection with our April 2007 investment in a portfolio of German properties (the Hellweg 2 transaction) through a venture in which we have a total effective ownership interest of 26% and which we consolidate, we obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component of the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives. At December 31, 2011, the embedded credit derivative had an estimated fair value of less than $0.1 million, which is included in Other assets, net, within the consolidated financial statements.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion. At December 31, 2011, warrants issued to us had an aggregate estimated fair value of $1.2 million, which is included in Other assets, net, within the consolidated financial statements.

Other

Amounts reported in Other comprehensive income related to derivatives will be reclassified to interest expense or interest income as interest payments are made on our variable-rate debt. At December 31, 2011, we estimate that an additional $0.2 million will be reclassified as interest income during the next twelve months.

We measure credit exposure on a counterparty basis as the net positive aggregate estimated fair value, net of collateral received, if any. None was received as of December 31, 2011. The total credit exposure and the maximum exposure to any single counterparty as of December 31, 2011 was $1.2 million.

Some of the agreements we have with our derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2011, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $4.3 million and $0.5 million at December 31, 2011 and 2010, respectively, which included accrued interest but excluded any adjustment for nonperformance risk. If we had breached any of these provisions at either December 31, 2011 or 2010, we could have been required to settle our obligations under these agreements at their termination value of $4.7 million or $0.6 million, respectively.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10%, based on the percentage of our annualized contractual minimum base rent at December 31, 2011, in certain areas, as shown in the table below. The percentages in the table below represent our directly-owned real estate properties and do not include our pro rata share of equity investments.

REGION:	DECEMBER 31, 2011
TOTAL U.S.	68%
Germany	15%
Other Europe	15%
TOTAL EUROPE	30%
Other international	2%
TOTAL INTERNATIONAL	32%
TOTAL	**100%**
Asset Type:	
Industrial	37%
Warehouse/Distribution	23%
Retail	18%
Office	13%
All others	9%
TOTAL	**100%**
Tenant Industry:	
Retail	26%
All others	74%
TOTAL	**100%**
Tenant:	
Hellweg Die Profi-Baumarkte (Germany)	11%

There were no significant concentrations, individually or in the aggregate, related to our unconsolidated ventures.

11 | DEBT

Line of Credit

On May 2, 2011, we entered into the Credit Agreement with several banks, including Bank of America, N.A., which acts as the administrative agent. CPA 16 Merger Sub Inc., our subsidiary, is the borrower, and we and CPA 16 LLC, a subsidiary, are guarantors. The Credit Agreement provides for a secured revolving credit facility in an amount of up to $320.0 million, with an option for CPA 16 Merger Sub Inc. to request an increase in the facility by an aggregate principal amount of up to $30.0 million for a total credit facility of up to $350.0million. The revolving credit facility is scheduled to mature on May 2, 2014, with an option by CPA 16 Merger Sub Inc. to extend the maturity date for an additional 12 months, subject to the conditions provided in the credit agreement. The revolving credit facility was used to finance in part the Merger, to repay certain property level indebtedness and for general corporate purposes.

The line of credit provides for an annual interest rate, at our election, of either: (a) 3.25% plus LIBOR; or (b) 2.25% plus the greater of: (i) the lender's prime rate, (ii) the Federal Funds Effective Rate plus 0.5%, or (iii) LIBOR plus 1.0%. The Credit Agreement also provides for the issuance of letters of credit at an annual interest rate of 3.25%. In addition, we are required to pay an annual fee of 50 basis points of the unused portion of the credit facility amount. We incurred costs of $4.5 million to procure the facility, which are being amortized over the term of the Credit Agreement.

Availability under the Credit Agreement is dependent upon the number, operating performance, cash flows and diversification of the properties comprising the borrowing base pool. At December 31, 2011, availability under the line was $296.6 million, of which we had drawn $227.0 million.

The Credit Agreement is full recourse to CPA®:16 – Global and contains customary affirmative and negative covenants, including covenants that restrict CPA®:16 – Global and its subsidiaries' ability to, among other things, incur additional indebtedness (other than non-recourse indebtedness), grant liens, dispose of assets, merge or consolidate, make investments, make acquisitions, pay dividends (as described below), enter into certain transactions with affiliates, and change the nature of its business or fiscal year. In addition, the Credit Agreement contains customary events of default.

The Credit Agreement stipulates several financial covenants that require us to maintain the following ratios and benchmarks at the end of each quarter (the quoted variables are specifically defined in the Credit Agreement):

- a maximum "consolidated leverage ratio," which requires us to maintain a ratio for "consolidated total indebtedness" to "total asset value" less than or equal to 65% (such rate is applicable through May 2013 and declines thereafter);
- a "minimum total equity value," which requires us to maintain a "total equity value" of at least $1.19 billion. This amount must be adjusted in the event of any securities offering by adding 75% of the "net cash proceeds";
- a "consolidated fixed charge coverage ratio," which requires us to maintain a ratio for "consolidated EBITDA" to "consolidated fixed charges" of less than 1.50 to 1.0;
- a limitation on dividend payments, which requires us to ensure that dividends paid in cash are limited to 95% of "adjusted funds from operations," except to the extent dividend payments are required for CPA®:16 – Global to maintain its status as a REIT under the Internal Revenue Code; and
- a limitation on "recourse indebtedness," which prohibits us from incurring additional secured indebtedness other than "non-recourse indebtedness" or indebtedness that is recourse to us that exceeds $75.0 million.

We were in compliance with these covenants at December 31, 2011.

Non-Recourse and Limited-recourse Debt

Non-recourse and limited-recourse debt consists of mortgage notes payable, which are collateralized by the assignment of real property and direct financing leases, with an aggregate carrying value of $2.2 billion and $1.8 billion at December 31, 2011 and 2010, respectively. Our mortgage notes payable had fixed annual interest rates ranging from 4.4% to 8.1% and variable annual interest rates ranging from 2.9% to 6.9%, with maturity dates ranging from 2012 to 2031, at December 31, 2011.

In connection with the Merger (Note 3), we assumed property level debt comprised of seven variable-rate and 48 fixed-rate non-recourse mortgages with fair values totaling $38.1 million and $421.9 million, respectively, on the date of acquisition, of which three loans bear interest at a variable-rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap. We recorded an aggregate net fair market value adjustment of $6.9 million at the date of acquisition. The fair market value adjustment is amortized to interest expense over the remaining lives of the related loans. These fixed-rate and variable-rate mortgages had weighted-average annual interest rates of 6.8% and 6.1%, respectively.

Additionally, during the year ended December 31, 2011, we obtained non-recourse financing totaling $42.5 million, of which $10.0 million was limited-recourse to us, under certain conditions. These mortgage loans had a weighted-average annual interest rate and term of 5.2% and 5.9 years, respectively. Of the total financing, $20.0 million is secured by a hotel property acquired in 2008, $16.5 million is secured by three unleveraged investments acquired in connection with the Merger and $6.0 million bears interest at a variable-rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap.

During 2011, we refinanced maturing non-recourse mortgage loans totaling $23.3 million with new non-recourse financing totaling $33.8 million, of which $6.0 million bears interest at a variable-rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap. These mortgage loans had a weighted average annual interest rate and term of 6.1% and 9.6 years, respectively.

In connection with obtaining our line of credit during the second quarter of 2011, as discussed above, we defeased eight loans with a fair value of $68.5 million and incurred a $2.5 million loss on extinguishment of debt.

Scheduled debt principal payments during each of the next five calendar years following December 31, 2011 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$ 110,815
2013	42,393
2014[(a)]	333,949
2015	156,454
2016	242,627
Thereafter through 2031	1,061,381
	1,947,619
Unamortized premium, net[(b)]	(4,840)
TOTAL	**$1,942,779**

(a) Includes $227.0 million outstanding under our line of credit, as discussed above, which is scheduled to mature in 2014 unless extended pursuant to its terms.
(b) Represents the fair market value adjustment of $6.5 million described above, partially offset by a $1.7 million unamortized discount on a non-recourse loan that we repurchased from the lender.

Certain amounts in the table above are based on the applicable foreign currency exchange rate at December 31, 2011.

12 | COMMITMENTS AND CONTINGENCIES

At December 31, 2011, we were not involved in any material litigation.

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

13 | IMPAIRMENT CHARGES

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate in which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the real estate to the future net undiscounted cash flow that we expect the real estate will generate, including any estimated proceeds from the eventual sale of the real estate. If this amount is less than the carrying value, the real estate is considered to be impaired, and we then measure the loss as the excess of the carrying value of the real estate over the estimated fair value of the real estate, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we then perform a future net cash flow analysis discounted for inherent risk associated with each investment.

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments for all periods presented (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Net investments in properties[a]	**$ 8,368**	$2,835	$28,058
Net investments in direct financing leases	**2,317**	6,759	2,279
TOTAL IMPAIRMENT CHARGES INCLUDED IN EXPENSES	**10,685**	9,594	30,337
Equity investments in real estate[b]	**3,833**	1,046	3,598
TOTAL IMPAIRMENT CHARGES INCLUDED IN INCOME FROM CONTINUING OPERATIONS	**14,518**	10,640	33,935
Impairment charges included in discontinued operations	**12,978**	214	25,621
TOTAL IMPAIRMENT CHARGES	**$27,496**	**$10,854**	**$59,556**

(a) Includes charges recognized on intangible assets and liabilities related to net investments in properties (Note 8).
(b) Other-than-temporary impairment charges on our equity investments in real estate are included in Income from equity investments in real estate within the consolidated financial statements.

2011 Impairment Charges

Carrefour France, SAS

During the fourth quarter of 2011, we recognized an impairment charge of $7.5 million on a property leased to Carrefour France, SAS to reduce the carrying value of the property to its estimated fair value. At December 31, 2011, this property was classified as Net investment in properties in the consolidated financial statements.

Mountain City Meats Co., Inc.

During the fourth quarter of 2011, we incurred an impairment charge of $0.9 million on a property leased to Mountain City Meats Co. Inc., which filed for bankruptcy in September 2011, to reduce the carrying value of the property to its estimated fair value. The tenant vacated the property and rejected the lease in bankruptcy proceedings in January 2012. At December 31, 2011, this property was classified as Net investment in properties in the consolidated financial statements.

Other

During 2011, we recognized impairment charges of $2.3 million on several properties accounted for as Net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual value.

Best Buy Stores, L.P.

During the second quarter of 2011, we recognized an other-than-temporary impairment charge of $3.8 million to reduce the carrying value of several properties held by the venture to their estimated fair values based upon the potential sale of the properties by the venture, which was consummated in July 2011.

International Aluminum Corp.

During the second quarter of 2011, we recognized an impairment charge of $12.4 million in connection with several properties formerly leased to International Aluminum Corp. in order to reduce their carrying values to their estimated fair values in connection with the tenant filing for bankruptcy in May 2011. In August 2011, we suspended debt service payments on the related non-recourse mortgage loan and the court appointed a receiver to take possession of the properties. As we no longer had control over the activities that most significantly impact the economic performance of this subsidiary following possession by the receiver, we deconsolidated the subsidiary during the third quarter of 2011 and recognized a gain on deconsolidation of $1.2 million. For the year ended December 31, 2011, the results of operations of these properties are included in (Loss) income from discontinued operations in the consolidated financial statements.

2010 Impairment Charges

The Talaria Company (Hinckley)

During 2010, we recognized impairment charges of $8.2 million, inclusive of amounts attributable to noncontrolling interests of $2.5 million, on a property leased to The Talaria Company (Hinckley) to reduce the carrying value of this investment to its estimated fair value based on a potential sale of the property which was not consummated. Of this impairment, $5.4 million was recognized on the building portion of the property accounted for as Net investments in direct financing leases, with the remaining $2.8 million recognized on the land portion of the property accounted for as Net investments in properties. At December 31, 2011, the land was classified as Net investments in properties and the building was classified as Net investment in direct financing leases in the consolidated financial statements.

Other

During 2010, we recognized impairment charges totaling $1.4 million on several properties accounted for as Net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual value. We recognized other-than-temporary impairment charges totaling $1.1 million on two ventures to reflect the decline in the estimated fair value of the ventures' underlying net assets in comparison with the carrying values of our interests in these ventures. Additionally, we recognized impairment charges totaling $0.2 million on three properties formerly leased to Fraikin SAS in connection with other-than-temporary declines in the estimated fair value of the properties' residual value. The results of operations of the properties formerly leased to Fraikin SAS including the impairment charge, are included in (Loss) income from discontinued operations in the consolidated financial statements.

2009 Impairment Charges

Foss Manufacturing Company, LLC

During 2009, we incurred impairment charges totaling $16.0 million in connection with a property leased to Foss Manufacturing Company, LLC as a result of a significant deterioration in the tenant's financial outlook. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At December 31, 2011, this property was classified as Net investments in properties in the consolidated financial statements.

John McGavigan Limited

During 2009, we incurred an impairment charge of $5.3 million in connection with a property in the United Kingdom where the tenant, John McGavigan Limited, filed for bankruptcy in September 2009. We calculated the estimated fair value of this property based on a discounted cash flow analysis. At December 31, 2011, this property was classified as Net investment in properties in the consolidated financial statements.

Other

During 2009, we recognized impairment charges totaling $2.3 million on several properties accounted for as net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual value.

Lindenmaier A.G.

During 2009, we recognized other-than-temporary impairment charges of $2.7 million to reduce the carrying value of a venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis. The venture formerly leased property to Lindenmaier A.G., which filed for bankruptcy in the second quarter of 2009. This venture was classified as Equity investment in real estate in the consolidated financial statements at December 31, 2011.

Thales

During 2009, we recognized net other-than-temporary impairment charges of $0.9 million. In July 2009, a venture that owned a portfolio of five French properties leased to Thales S.A. sold four properties back to Thales. The outstanding debt balance on the four properties sold was allocated to the remaining property. An impairment charge was incurred to reduce the carrying value of the venture to the estimated fair value of its underlying net assets, which we assessed using a discounted cash flow analysis.

Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp.

During 2009, we recognized impairment charges of $2.9 million and $6.8 million, respectively, related to two properties leased to Görtz & Schiele GmbH & Co., which filed for bankruptcy in November 2008. In March 2010, SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., signed a new lease on one of the two properties with substantially the same terms, while the other property remained vacant. In April 2011, the vacant property was sold. At December 31, 2011, the property currently leased to SaarOTEC was classified as Net investments in properties in the consolidated financial statements. The results of operations of the property formerly leased to Goertz & Schiele Corp., including the impairment charge of $2.9 million, is included in (Loss) income from discontinued operations in the consolidated financial statements.

During 2009, we recognized an impairment charge of $15.7 million related to a property leased to Goertz & Schiele Corp., which filed for bankruptcy in September 2009. Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings in January 2010 and following possession by the receiver during January 2010, the subsidiary was deconsolidated during the first quarter of 2010 (Note 17). The results of operations of the property formerly leased to Goertz & Schiele Corp., including the impairment charge, are included in (Loss) income from discontinued operations in the consolidated financial statements.

MetalsAmerica, Inc.

During 2009, we recognized an impairment charge of $5.1 million related to a domestic property formerly leased to MetalsAmerica, Inc., which filed for bankruptcy in July 2009. We reduced the property's carrying value to its estimated selling price and sold the property in August 2009. The results of operations of this property, including the impairment charge, are included in Income (loss) from discontinued operations in the consolidated financial statements.

Valley Diagnostic

During 2009, we incurred an impairment charge of $1.9 million in connection with a domestic property where the tenant, Valley Diagnostic, entered liquidation proceedings. We calculated the estimated fair value of this property using third-party broker quotes. During the fourth quarter of 2010, this property was foreclosed. The results of operations of the property formerly leased to Valley Diagnostic, including this impairment charge, are included in Income (loss) from discontinued operations in the consolidated financial statements.

14 I EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Ordinary income	**$0.41**	$0.13	$0.18
Return of capital	—	0.53	0.48
Capital gains	**0.25**	—	—
TOTAL DISTRIBUTIONS	**$0.66**	**$0.66**	**$0.66**

We declared a quarterly distribution of $0.1668 per share in December 2011, which was paid in January 2012 to shareholders of record at December 31, 2011 and of which 8.6% was deemed a taxable distribution for the year ended December 31, 2011. 38.2% of the taxable distribution amount was designated as long-term capital gain and 61.8% as ordinary income.

The following table presents distributions per share reported for tax purposes of CPA 16 Merger Sub, which was formed in 2011:

	YEAR ENDED DECEMBER 31, 2011
Ordinary income	$0.30
Capital gains	0.22
TOTAL DISTRIBUTIONS	**$0.52**

Accumulated Other Comprehensive Income

The following table presents Accumulated other comprehensive income in equity. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	DECEMBER 31,	
	2011	2010
Unrealized gain on marketable securities	**$ (53)**	$ 39
Foreign currency translation adjustment	**(28,387)**	(4,747)
Unrealized loss on derivative instrument	**(4,601)**	(3,752)
Unrealized loss on marketable securities	**(21)**	—
Reclassification of cumulative foreign currency translation adjustment due to Carrefour acquisition (Note 5)	**5,532**	—
ACCUMULATED OTHER COMPREHENSIVE INCOME	**$(27,530)**	**$(8,460)**

15 | NONCONTROLLING INTERESTS

Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Other than our acquisition of noncontrolling interests in three properties from CPA®:14 in connection with the CPA®:14 Property Sales (Note 3), there were no changes in our ownership interest in any of our consolidated subsidiaries for the year ended December 31, 2011.

Special Member Interest

In connection with the UPREIT Reorganization, we contributed substantially all of our assets and liabilities to the Operating Partnership, in exchange for a managing member interest and units of membership interest in the Operating Partnership, which together represent a 99.985% capital interest of the Managing Member (representing our stockholders' interest). The Special General Partner acquired a Special Member Interest of 0.015% in the Operating Partnership for $0.3 million entitling it to receive certain profit allocations and distributions of Available Cash Distribution and a Final Distribution. The Special General Partner may elect to receive the Available Cash Distribution in shares of our common stock. In the event of a capital transaction such as a sale, exchange, disposition or refinancing of our net assets, the Special General Partner may also be entitled to receive a Final Distribution. As we have control of the Operating Partnership through our Managing Member's interest, we consolidate the Operating Partnership in our financial results. The Available Cash Distribution is recognized as a component of Noncontrolling interests. During 2011, we paid $6.2 million of Available Cash Distributions to the Special General Partner.

Redeemable Noncontrolling Interests

We account for the noncontrolling interests in an entity that holds a note receivable recorded in connection with the Hellweg 2 transaction as redeemable noncontrolling interests because the transaction contains put options that, if exercised, would obligate the partners to settle in cash. The partners' interests are reflected at estimated redemption value for all periods presented. In November 2010, the property venture exercised an option to acquire an additional 70% interest in the limited partnership for $297.3 million.

The following table presents a reconciliation of redeemable noncontrolling interests (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Beginning balance	**$21,805**	$ 337,397	$331,842
Foreign currency translation adjustment	**(499)**	(18,329)	5,555
Reduction in noncontrolling interest due to Hellweg 2 option exercise (Note 6)	—	(297,263)	—
ENDING BALANCE	**$21,306**	**$ 21,805**	**$337,397**

16 I INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. Our subsidiary, CPA 16 Merger Sub, which is consolidated by the Operating Partnership, holds substantially all of our assets and has also elected to be taxed as a REIT. Our REIT status depends on the REIT status of CPA 16 Merger Sub. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in the various states and municipalities within the U.S. and in the European Union, Canada, Mexico, Malaysia and Thailand, and as a result, we file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	YEARS ENDED DECEMBER 31,	
	2011	2010
Balance at beginning of year	**$ 491**	$375
Addition of CPA®:14 unrecognized tax benefit prior to Merger	**409**	—
Additions based on tax positions related to the current year	**241**	105
Additions for tax positions of prior years	**95**	71
Reductions for tax positions of prior years	**(8)**	(60)
Reductions for expiration of statute of limitations	**(78)**	—
BALANCE AT END OF YEAR	**$1,150**	**$491**

At December 31, 2011, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2011 and 2010, we had $0.1 million and less than $0.1 million, respectively, of accrued interest related to uncertain tax positions.

Our provision for income taxes was $11.6 million, $4.8 million and $5.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Our current year provision is comprised primarily of our current foreign tax provision totaling $9.7 million, of which $5.2 million relates to our Hellweg 2 investment, $2.8 million relates to the Carrefour properties acquired in the Merger and $1.2 million relates to various German investments. We have no material federal income tax provision or deferred tax provision.

As of December 31, 2011 and 2010, we had net operating losses ("NOL") in foreign jurisdictions of approximately $22.2 million and $24.6 million, respectively, translating to a deferred tax asset before valuation allowance of $5.5 million and $6.1 million, respectively. Our NOLs began expiring in 2011 in certain foreign jurisdictions. The utilization of NOLs may be subject to certain limitations under the tax laws of the relevant jurisdiction. Management determined that as of December 31, 2011 and 2010, $5.5 million and $6.1 million, respectively, of deferred tax assets related to losses in foreign jurisdictions did not satisfy the recognition criteria set forth in accounting guidance for income taxes and established valuation allowances for these amounts.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2006 through 2011 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat two of our corporate subsidiaries, which engage in hotel operations, as TRSs. These subsidiaries own hotels that are managed on our behalf by third-party hotel management companies. A TRS is subject to corporate federal income taxes and we provide for income taxes in accordance with current authoritative accounting guidance. One of these subsidiaries has operated at a loss since inception until it became profitable in the fourth quarter of 2011. We have recorded a full valuation allowance for this subsidiary's NOL carry-forwards. The other subsidiary became profitable in the first quarter of 2009, and therefore we have recorded a tax provision for this subsidiary.

17 | DISCONTINUED OPERATIONS

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, insolvency or lease rejection in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may try to sell a property that is occupied. When it is appropriate to do so under current authoritative accounting guidance for the disposal of long-lived assets, we classify the property as an asset held for sale on our consolidated balance sheet and the current and prior period results of operations of the property are reclassified as discontinued operations.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Revenues	**$ 6,277**	$ 6,043	$ 11,606
Expenses	**(5,723)**	(5,183)	(11,289)
Gain on deconsolidation of a subsidiary	**1,167**	7,082	—
Gain on sale of assets	**81**	—	7,634
(Loss) gain on extinguishment of debt	**(369)**	879	2,313
Impairment charges	**(12,978)**	(214)	(25,621)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	**$(11,545)**	**$ 8,607**	**$ (15,357)**

2011 — In April 2011, we sold a vacant property previously leased to Görtz & Schiele GmbH & Co. for $0.4 million, net of selling costs, and recognized a net loss of less than $0.1 million, inclusive of the impact of impairment charges recognized during fiscal 2009 totaling $2.9 million. All amounts are inclusive of the 50% interest in the venture owned by our affiliate as the noncontrolling interest partner. Amounts are based upon the exchange rate of the Euro at the date of sale.

In July 2011, a venture in which we and CPA®:15 hold interests of 70% and 30%, respectively, and which we consolidate, sold several properties leased to PETsMART for $74.0 million. Our share of the sale price was approximately $51.8 million. The venture used a portion of the sale proceeds to defease the non-recourse mortgage loan totaling $25.1 million on the related properties, of which our share was $17.6 million. As our interest was acquired through the Merger, the disposition did not result in a gain or loss. Rather, the difference between our initial provisional carrying amount and sales price was considered a measurement period adjustment (Note 3).

In May 2011, International Aluminum Corp. filed for bankruptcy protection and terminated their lease with us in bankruptcy proceedings. In August 2011, we suspended debt service payments on the related non-recourse mortgage loan and the court appointed a receiver to take possession of the properties. As we no longer had control over the activities that most significantly impact the economic performance of this subsidiary following possession by the receiver, we deconsolidated the subsidiary during the third quarter of 2011. At the date of deconsolidation, the property had a carrying value of $38.1 million, reflecting the impact of impairment charges totaling $12.4 million recognized in 2011, and the related non-recourse mortgage loan had an outstanding balance of $38.7 million. In connection with this deconsolidation, we recognized a gain of $1.2 million. We have recorded the operations and gain recognized upon deconsolidation as discontinued operations, as we have no significant influence on the entity and there are no continuing cash flows from the property.

In September 2011, we entered into an agreement to sell a Canadian property formerly leased to U.S. Aluminum of Canada, which also filed for bankruptcy in May 2011 and terminated its lease with us in bankruptcy proceedings, for approximately $5.1 million. We completed the sale of this property in October 2011 and used a portion of the proceeds to partially defease the non-recourse mortgage loan on this property. At September 30, 2011, this property was classified as Assets held for sale on our consolidated balance sheet.

In October 2011, we sold seven properties leased to Fraikin SAS, of which the results of operations of six properties are reflected as discontinued operations in the consolidated financial statements. These six properties were sold for $6.1 million, net of selling costs and we recognized a net gain on these sales of $0.5 million, inclusive of the impact of impairment charges recognized during 2011 and 2010 of less than $0.1 million and $0.2 million, respectively.

In December 2011, we entered into an agreement to sell three properties, which were acquired in the Merger. We completed the sale of these properties in January 2012 for approximately $3.0 million, net of selling costs. At December 31, 2011, the properties were classified as Assets held for sale on our consolidated balance sheet.

During 2011, we sold six properties acquired in the Merger for a total price of $45.3 million, net of selling costs. We prepaid the existing non-recourse mortgages on three of these properties totaling $9.6 million and incurred an aggregate prepayment penalty of $0.3 million. We recognized a net loss on the sales of $0.4 million, inclusive of the impact of impairment charges recognized during 2011 of less than $0.1 million. We also recognized lease termination income of $0.3 million and a net loss on the extinguishment of debt of less than $0.1 million. Amounts are based upon the applicable exchange rate at the date of sale.

2010 —We suspended debt service payments on the related non-recourse debt obligation after our tenant, Goertz & Schiele Corp., ceased making rent payments to us. Goertz & Schiele Corp. had filed for bankruptcy and, in January 2010, terminated its lease with us in bankruptcy proceedings, and we subsequently consented to a court order appointing a receiver. As we no longer had control over the activities that most significantly impact the economic performance of this subsidiary following possession by the receiver, we deconsolidated the subsidiary during the first quarter of 2010. At the date of deconsolidation, the property had a carrying value of $5.9 million, reflecting the impact of impairment charges totaling $15.7 million recognized in 2009, and the non-recourse mortgage loan had an outstanding balance of $13.3 million. In connection with this deconsolidation, we recognized a gain of $7.1 million, inclusive of amounts attributable to noncontrolling interests of $3.5 million. We have recorded the operations and gain recognized upon deconsolidation as discontinued operations, as we have no significant influence on the entity and there are no continuing cash flows from the property.

In November 2010, a building previously leased to Valley Diagnostic was foreclosed upon and subsequently sold by the bank to a third party for $2.0 million. We recognized a net gain on extinguishment of debt of $0.9 million, excluding impairment charges recognized in 2009 totaling $1.9 million.

2009 — In July and August 2009, we sold two domestic properties for $51.9 million, net of selling costs. We recognized a net gain on the sales of these properties totaling $7.6 million, excluding an impairment charge recognized in 2009 of $5.1 million on one of the properties (Note 13). Additionally, we recognized a net gain on extinguishment of debt of $2.3 million as a result of the lender releasing all liens on one of the properties in exchange for the sale proceeds.

18 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

YEAR ENDED DECEMBER 31, 2011	DOMESTIC	FOREIGN[(a)]	TOTAL COMPANY
Revenues	$ 192,970	$119,641	$ 312,611
Total long-lived assets[(b)]	1,874,784	987,256	2,862,040

YEAR ENDED DECEMBER 31, 2010	DOMESTIC	FOREIGN[(a)]	TOTAL COMPANY
Revenues	$ 127,160	$102,248	$ 229,408
Total long-lived assets[(b)]	1,214,261	913,639	2,127,900

YEAR ENDED DECEMBER 31, 2009	DOMESTIC	FOREIGN[(a)]	TOTAL COMPANY
Revenues	$ 123,647	$103,947	$ 227,594
Total long-lived assets[(b)]	1,235,053	988,496	2,223,549

(a) Consists of operations in the European Union, Mexico, Canada and Asia.

(b) Consists of real estate, net; net investment in direct financing leases; equity investments in real estate; and real estate under construction.

19 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	THREE MONTHS ENDED			
	MARCH 31, 2011	JUNE 30, 2011[b]	SEPTEMBER 30, 2011[b]	DECEMBER 31, 2011[b]
Revenues[a]	$ 58,879	$ 80,602	$ 85,805	$ 87,325
Expenses[a]	(32,560)	(83,825)	(44,716)	(53,933)
Net income (loss)	7,783	(18,267)	25,667	6,110
Less: Net income attributable to noncontrolling interests	(1,960)	(1,392)	(2,447)	(4,092)
Less: Net income attributable to redeemable noncontrolling interests	(421)	(455)	(510)	(516)
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®16 – GLOBAL SHAREHOLDERS	5,402	(20,114)	22,710	1,502
Earnings (loss) per share attributable to CPA®16 – Global Shareholders	0.04	(0.12)	0.11	0.02
Distributions declared per share	0.1656	0.1656	0.1662	0.1668

	THREE MONTHS ENDED			
	MARCH 31, 2010	JUNE 30, 2010	SEPTEMBER 30, 2010	DECEMBER 31, 2010
Revenues[a]	$ 57,567	$ 56,779	$ 57,988	$ 57,074
Expenses[a]	(34,628)	(25,621)	(26,492)	(28,922)
Net income	14,412	16,185	15,773	12,868
Less: Net income attributable to noncontrolling interests	(2,007)	(1,885)	(656)	(357)
Less: Net income attributable to redeemable noncontrolling interests	(6,445)	(6,792)	(4,208)	(4,881)
NET INCOME ATTRIBUTABLE TO CPA®16 – GLOBAL SHAREHOLDERS	5,960	7,508	10,909	7,630
Earnings per share attributable to CPA®16 – Global Shareholders	0.05	0.06	0.09	0.06
Distributions declared per share	0.1656	0.1656	0.1656	0.1656

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 17).
(b) The results of operations for the second, third and fourth quarter of 2011 reflect the impact of the Merger.

20 | PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following consolidated pro forma financial information has been presented as if the Merger had occurred on January 1, 2009 for the years ended December 31, 2011, 2010 and 2009. The pro forma financial information is not necessarily indicative of what the actual results would have been, nor does it purport to represent the results of operations for future periods.

	YEARS ENDED DECEMBER 31,		
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):	2011	2010	2009
Pro forma total revenues	**$340,781**	$344,953	$343,139
Pro forma income from continuing operations	**58,233**	82,019	57,523
Less: Income from continuing operations attributable to noncontrolling interests	**(14,301)**	(23,856)	(25,696)
PRO FORMA INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO CPA®:16 – GLOBAL SHAREHOLDERS	**$ 43,932**	**$ 58,163**	**$ 31,827**
PRO FORMA EARNINGS PER SHARE:[(a)]			
INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO CPA®:16 – GLOBAL SHAREHOLDERS	**$ 0.22**	**$ 0.29**	**$ 0.16**

(a) The pro forma weighted-average shares outstanding for each of the years ended December 31, 2011, 2010 and 2009 totaled 200,259,685 shares and were determined as if all shares issued since our inception through December 31, 2011 were issued on January 1, 2009

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 16 – Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2011, including the financial statements and schedules.

Corporate Information

W. P. CAREY

MANAGEMENT

Trevor P. Bond
Chief Executive Officer

Gino M. Sabatini
President

Greg Butchart
Managing Director – International Asset Management

Mark J. DeCesaris
Managing Director, Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

Jeffrey S. Lefleur
Managing Director – Investments

John D. Miller
Managing Director and Chief Investment Officer

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Kathleen M. Barthmaier
Executive Director – Investments

Chad Edmonson
Executive Director – Investments

Brooks Gordon
Executive Director – Asset Management

Robert N. Jenkins
Executive Director – Asset Management

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Donna M. Neiley
Executive Director – Asset Management

Richard J. Paley
Executive Director and Associate General Counsel

Thomas J. Ridings, Jr.
Executive Director and Chief Audit Executive

Elizabeth Raun Schlesinger
Executive Director – Investments

Gagan S. Singh
Executive Director – Finance

Jiwei Yuan
Executive Director – Global Tax

DIRECTORS

Dr. Marshall E. Blume
Director Emeritus, Rodney L. White Center for Financial Research, University of Pennsylvania

Elizabeth P. Munson
Chairman of the Board and President, The Rockefeller Trust Company

Richard J. Pinola
Lead Director of the Board, Chairman of the Audit Committee; former Chief Executive Officer and Chairman, Right Management Consultant

James D. Price
President, Price & Marshall, Inc.

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Axel K.A. Hansing
Partner, Coller Capital, Ltd.

Frank J. Hoenemeyer
Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Jean Hoysradt
Chief Investment Officer, Mousse Partners Ltd.

Dr. Richard C. Marston
James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School

Nick J.M. van Ommen
Former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Chairman, Loan Star Germany GmbH

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 16 – Global Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

DST Systems, Inc.

Regular Mail:
W. P. Carey & Co.
c/o DST Systems, Inc.
P. O. Box 219145
Kansas City, MO 64121-9415

1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 20, 2012 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA16GLOBAL.com

E-MAIL

CPA16GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

[This Page Intentionally Left Blank]

W. P. CAREY & CO.
ATTN: INVESTOR RELATIONS
50 ROCKEFELLER PLAZA FL 2
NEW YORK, NY 10020

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following Directors to serve until the 2013 annual meeting:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Marshall E. Blume   02 Trevor P. Bond   03 Elizabeth P. Munson   04 Richard J. Pinola   05 James D. Price

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. Amend our charter to include provisions regarding voting limitations on our shares held by our advisor, directors and their respective affiliates.	☐	☐	☐

NOTE: Such other matters as may properly come before the meeting at the discretion of the proxy holders.

0000144023_1 R1.0.0.11699

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]   Date

Signature (Joint Owners)   Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement is/ are available at www.proxyvote.com .

CORPORATE PROPERTY ASSOCIATES 16 - GLOBAL INCORPORATED
Proxy for Annual Meeting of Stockholders - June 20, 2012
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of Corporate Property Associates 16 - Global Incorporated, a Maryland corporation (the "Company"), appoints Thomas E. Zacharias and Mark J. DeCesaris, and each of them, with full power of substitution, as proxy to attend the Annual Meeting of Stockholders of the Company to be held at Corporate Property Associates 16 - Global Incorporated's executive offices, 50 Rockefeller Plaza, New York, New York 10020, on June 20, 2012, at 4:00 p.m., local time, and any adjournment or postponement thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting. The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Stockholders and of the accompanying Proxy Statement, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

0000144023_2 R1.0.0.11699

Continued and to be signed on reverse side

CPA®:16 GLOBAL

April 27, 2012

Notice of Annual Meeting of Stockholders to be Held Wednesday, June 20, 2012

Dear CPA®:16 – Global Stockholder,

On Wednesday, June 20, 2012, Corporate Property Associates 16 – Global Incorporated, a Maryland corporation ("CPA®:16 – Global"), will hold its 2012 Annual Meeting of Stockholders (the "Annual Meeting") at CPA®:16 – Global's executive offices, 50 Rockefeller Plaza, New York, New York, 10020. The meeting will begin at 4:00 p.m. local time.

We are holding the Annual Meeting:

- To consider and vote upon a proposal to elect five Directors to serve until the 2013 annual meeting and until their respective successors are duly elected and qualify;
- To consider and vote upon a proposal to amend to our charter (our "Charter") to include provisions regarding voting limitations on CPA®:16 – Global's shares held by our advisor, Directors and their respective affiliates; and
- To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

THE BOARD OF DIRECTORS OF CPA®:16 – GLOBAL RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES FOR ELECTION AS DIRECTOR AND FOR THE PROPOSAL TO AMEND OUR CHARTER.

Only stockholders of record who owned stock at the close of business on April 23, 2012 are entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

CPA®:16 – Global mailed this Proxy Statement, proxy, and its Annual Report to stockholders on or about May 4, 2012.

By Order of the Board of Directors

SUSAN C. HYDE
Managing Director and Secretary

It is important that your shares be represented and voted at the Annual Meeting, whether or not you attend the Annual Meeting. You may authorize your proxy by marking your votes on the enclosed proxy card, signing and dating it and mailing it in the business reply envelope provided. You may also authorize your proxy by telephone or on the Internet by following the instructions on the enclosed proxy card. If you attend the Annual Meeting, you may withdraw your proxy and vote in person.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 20, 2012:

This Proxy Statement and our Annual Report to stockholders are available at www.proxyvoting.com/wpc.

CONTENTS

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

PROXY STATEMENT
APRIL 27, 2012

QUESTIONS & ANSWERS

The accompanying proxy is solicited by the Board of Directors of Corporate Property Associates 16 – Global Incorporated, a Maryland corporation, for use at its 2012 annual meeting of stockholders (the "Annual Meeting") to be held on June 20, 2012 at 50 Rockefeller Plaza, New York, New York, 10020 at 4:00 p.m. local time, or any postponement or adjournment thereof. As used herein, "CPA®:16 – Global," the "Company," "we" and "us" refer to Corporate Property Associates 16 – Global Incorporated.

Who is soliciting my proxy?

The Board of Directors of CPA®:16 – Global is sending you this Proxy Statement and enclosed proxy.

Who is entitled to vote at the Annual Meeting?

Stockholders of record of CPA®:16 – Global as of the close of business on April 23, 2012 (the "record date") are entitled to vote at the Annual Meeting or at any postponement or adjournment of the Annual Meeting.

How many shares may vote?

At the close of business on the record date, CPA®:16 – Global had 201,964,357 shares outstanding and entitled to vote. Every stockholder is entitled to one vote for each share held.

How do I vote?

You may vote your shares either by attending the Annual Meeting or by authorizing a proxy by mail, by telephone or on the Internet. To authorize a proxy, sign and date the enclosed proxy and return it in the enclosed envelope, or follow the instructions on the enclosed proxy for authorizing your proxy by telephone or Internet. If you return your proxy by mail but fail to mark your voting preference, your shares will be voted FOR each of the nominees and FOR the proposal to amend our Charter. We suggest that you return a proxy even if you plan to attend the Annual Meeting.

May I revoke my proxy?

Yes, you may revoke your proxy at any time before the meeting by notifying CPA®:16 – Global's Secretary, Susan C. Hyde, in writing or authorizing a new proxy, or by voting in person at the Annual Meeting. The mailing address of CPA®:16 – Global is 50 Rockefeller Plaza, New York, New York 10020. You should mail your notice of revocation of proxy to that address.

Will my vote make a difference?

Yes. Your vote is needed to ensure that the proposal can be acted upon. Because we are a widely held company, **YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.**

What is a quorum?

A quorum is the presence, either in person or by proxy, of a majority of the shares entitled to vote at the meeting. There must be a quorum for the meeting to be held. In accordance with Maryland law, abstentions, withholds, and broker non-votes are counted for the purposes of determining the presence or absence of a quorum for the transaction of business. The election inspectors will treat abstentions and non-votes as votes against for purposes of determining the approval of the proposal to amend our Charter. The election inspectors will treat abstentions and non-votes as unvoted for purposes of determining the approval of any other matter submitted to the stockholders for a vote.

What vote is needed to approve the election of each of the nominees as Director and the amendment to our Charter?

The affirmative vote of a majority of all the votes cast at a meeting of stockholders duly called at which a quorum is present is required to elect a Director. The affirmative vote of not less than a majority of the aggregate votes entitled to be cast at a meeting of stockholders duly called at which a quorum is present is required to approve the amendment to our Charter. No stockholder shall have the right to cumulative votes. Unless otherwise required by our Charter or Bylaws or Maryland law, other proposals must also receive the affirmative vote of a majority of all the votes cast at a stockholder meeting at which a quorum is present.

How is my vote counted?

If you properly execute a proxy in the accompanying form, and if we receive it prior to voting at the Annual Meeting, the shares that the proxy represents will be voted in the manner specified on the proxy. If no specification is made, the shares will be voted FOR the nominees for Director, FOR the amendment to our Charter, and as recommended by our Board of Directors with regard to all other matters in its discretion.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspectors appointed for the Annual Meeting, who will determine whether or not a quorum is present.

How will voting on stockholder proposals be conducted?

We do not know of other matters which are likely to be brought before the Annual Meeting. However, if any other matters properly come before the Annual Meeting, your signed proxy gives authority to the persons named in the enclosed proxy to vote your shares on those matters in accordance with their discretion.

Who will pay the cost for this proxy solicitation and how much will it cost?

CPA®:16 – Global will pay the cost of preparing, assembling and mailing this Proxy Statement, the Notice of Meeting and the enclosed proxy card. In addition to the solicitation of proxies by mail, we may utilize some of the officers and employees of our advisor and affiliate, Carey Asset Management Corp. and/or its affiliates (who will receive no compensation in addition to their regular salaries), to solicit proxies personally and by telephone. Currently, we do not intend to retain a solicitation firm to assist in the solicitation of proxies, but if sufficient proxies are not returned to us, we may retain an outside firm to assist in proxy solicitation for a fee estimated to be $100,000 or less, plus out-of-pocket expenses. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the Proxy Statement to their principals and to request authority for the execution of proxies, and will reimburse such persons for their expenses in so doing.

ELECTION OF DIRECTORS

At the Annual Meeting, you and the other stockholders will elect five Directors, each to hold office until the next Annual Meeting of stockholders and until his or her successor is duly elected and qualifies except in the event of death, resignation or removal. If a nominee is unavailable for election, proxies will be voted for another person nominated by the Board of Directors. Currently, the Board of Directors is unaware of any circumstances which would result in a nominee being unavailable. Except for Trevor P. Bond, each of the nominees is now a member of the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR ELECTION AS DIRECTOR.

AMENDMENT TO OUR CHARTER

At the Annual Meeting, you and the other stockholders will be asked to approve an amendment to our Charter to include provisions limiting the ability of our advisor, Directors and their respective affiliates to vote shares held by them in connection with certain matters, as mandated by the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the "NASAA REIT Guidelines"). While our current Bylaws contain such provisions, our Charter does not, and under applicable Maryland law, restrictions on the voting rights of shares of stock must be contained in a company's charter (as opposed to its bylaws) in order to be legally valid. Therefore, we are proposing to amend our Charter in order to include provisions similar to those contained in our Bylaws that are intended to restrict the right of our advisor, Directors and their respective affiliates to vote shares of our stock held by them on matters submitted to our stockholders regarding the removal of our advisor, Directors or any of their respective affiliates or any transaction between us and any of them (collectively, "Related Party Matters"). The proposed amendment further provides that, in determining the requisite percentage in interest of shares of our stock necessary to approve any such Related Party Matter, any shares owned by our advisor, Directors and any of their respective affiliates shall be deemed not entitled to cast votes on the matter and shall not be included in making a determination as to whether any such matter has received the requisite approval of our stockholders.

Our Board of Directors has declared the amendment to our Charter, as described above, advisable and has directed that the proposal to amend our Charter be submitted for consideration at the Annual Meeting. A form of the proposed amendment to our Charter is included as Appendix A to the Proxy Statement. If the proposal to approve the amendment to our Charter is approved by you at the Annual Meeting, the proposed amendment to our Charter described in the proposal will become effective upon the filing of the proposed amendment with, and acceptance for record of the proposed amendment by, the State Department of Assessments and Taxation of Maryland.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE CHARTER.

NOMINATING PROCEDURES

CPA®:16 – Global's Board of Directors has not designated a separate nominating committee. The Board of Directors does not believe that a separate nominating committee is necessary because the full Board of Directors develops and reviews background information for all candidates for the Board of Directors, including those recommended by stockholders. Pursuant to CPA®:16 – Global's Bylaws, the Independent Directors act together to evaluate and nominate other Independent Directors. If there are no Independent Directors at a particular time, then Independent Directors shall be nominated by the full Board of Directors. Affiliated Directors (those who are officers or are not otherwise considered independent) similarly act together to evaluate and nominate other Affiliated Directors. If there are no Affiliated Directors, then Affiliated Directors may be nominated by the full Board of Directors.

Any stockholders entitled to vote at any regular or special meeting of stockholders may recommend Director candidates for inclusion by the Board of Directors in the slate of nominees that the Board of Directors recommends to stockholders for election. The qualifications of recommended candidates will be reviewed by the Board of Directors. If the Board of Directors determines to nominate a stockholder-recommended candidate and recommends his or her election as a Director by the stockholders, his or her name will be included in the Proxy Statement and proxy card for the stockholder meeting at which his or her election is recommended.

Assuming that appropriate biographical and background material is provided for Director candidates recommended by stockholders, the Board of Directors will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by members of the Board of Directors or by other persons. The process followed by the Board of Directors to identify and evaluate candidates includes requests to Board of Directors members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Board of Directors. The Board of Directors is authorized to retain advisers and consultants and to compensate them for their services. The Board of Directors did not retain any such advisers or consultants during 2011.

In considering whether to recommend any candidate for inclusion in the Board of Directors' slate of recommended Director nominees, including candidates recommended by stockholders, the Board of Directors will apply the criteria set forth in our Bylaws and will also consider the candidate's integrity, business acumen, age, experience, diligence, potential conflicts of interest and the ability to act in the interests of all stockholders. The Board of Directors does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. While we do not have a formal diversity policy, we believe that the backgrounds and qualifications of the Directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities.

Stockholders may nominate individuals for election to the Board of Directors by complying with the notice procedures set forth in our Bylaws. Please see the section titled "Stockholder Communications" for a description of the notice procedures and the address to which such notice should be sent.

The nominating stockholder's notice must set forth, as to each individual whom the stockholder proposes to nominate for election or re-election as a Director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;
- the number of shares of CPA®:16 – Global stock beneficially owned by the person; and
- any other information relating to the person that is required to be disclosed in solicitations for proxies of reelection of Directors pursuant to Securities and Exchange Commission ("SEC") Rule 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Also, the stockholder giving notice must provide the name and record address of the stockholder and the number of shares beneficially owned by the stockholder.

The Board of Directors may require any proposed nominee to furnish such other information as may reasonably be required by CPA®:16 – Global or the Board of Directors to determine the eligibility of such proposed nominee to serve as a Director. The Board of Directors will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis. The chairman of the meeting of stockholders held for purposes of voting on the proposed nominee's election shall, if the facts warrant, determine and declare to the stockholders at such meeting that a nomination was not made in accordance with the foregoing procedures. If the chairman should so determine, he or she shall declare that the defective nomination shall be disregarded.

NOMINEES FOR THE BOARD OF DIRECTORS

Unless otherwise specified, proxies will be voted FOR the election of the named nominees. If a nominee is unavailable for election, the Board of Directors may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee. No circumstances are presently known that would render the nominees unavailable. Except for Trevor P. Bond, each of the nominees is now a member of the Board of Directors.

Detailed biographical and other information on each nominee for election to the Board of Directors is provided below. Following each nominee's biographical information, we have provided information concerning the particular attributes, experience and/or skills that have led the Board of Directors to determine that each nominee should serve as a Director.

TREVOR P. BOND
Age: 50
Director Nominee

Mr. Bond has served as our Chief Executive Officer since September 2010, having served as our interim Chief Executive Officer since July 2010. He has also served in the same capacity with each of W. P. Carey & Co.

LLC ("WPC"), CPA®:14 (through May 2, 2011, the date CPA®:14 merged with and into CPA 16 Merger Sub, Inc., one of our consolidated subsidiaries (the "Merger")), CPA®:15, and CPA®:17 – Global since September 2010 after serving as interim Chief Executive Officer since July 2010. Mr. Bond has served as a Director of WPC since April 2007 and as its President since September 2010, and he served as a Director and a member of the Audit Committee of the Company, CPA®:14 and CPA®:15 from February 2005 to April 2007. Until his appointment as interim Chief Executive Officer of WPC, Mr. Bond was a member of the Investment Committee of Carey Asset Management Corp., which, together with its affiliates, serves as our advisor. Since September 2010, Mr. Bond has also served as Chairman of the Board of Directors of Carey Watermark Investors Incorporated ("CWI"), a publicly owned, non-listed real estate investment trust sponsored by WPC. Mr. Bond has been the managing member of a private investment vehicle investing in real estate limited partnerships, Maidstone Investment Co., LLC, since 2002. He served in several management capacities for Credit Suisse First Boston ("CSFB"), from 1992 to 2002, including: co-founder of CSFB's Real Estate Equity Group, which managed approximately $3 billion of real estate assets; founding team member of Praedium Recovery Fund, a $100 million fund managing distressed real estate and mortgage debt; and as a member of the Principal Transactions Group managing $100 million of distressed mortgage debt. Prior to CSFB, Mr. Bond served as an associate to the real estate and finance departments of Tishman Realty & Construction Co. and Goldman, Sachs & Co. in New York. Mr. Bond also founded and managed an international trading company from 1985 to 1987 that sourced industrial products in China for U.S. manufacturers. Mr. Bond's qualifications for service on our Board include his knowledge of our business and our assets gained in his capacity as the Chief Executive Officer of our advisor and his former service on our Board of Directors and as a director of WPC, CPA®:14 and CPA®:15, as well as over 25 years of real estate experience in several sectors, including finance, development, investment and asset management, across a range of property types. Mr. Bond received an M.B.A. from Harvard University.

MARSHALL E. BLUME*
Age: 71
Director Since: 2011

Dr. Blume serves as an Independent Director and a member of the Audit Committee of the Board of Directors, having previously served in those capacities from April 2007 to April 2008 and again from June 2009 to July 2010. Dr. Blume has also served as an Independent Director and a member of the Audit Committees of CPA®:15 since June 2011 (having previously served in those capacities from April 2007 to June 2009) and CPA®:17—Global since June 2008. Dr. Blume had also served as an Independent Director and a member of the Audit Committee of CPA®:14 from April 2007 through the date of the Merger. Dr. Blume is the Howard Butcher III Professor, Emeritus, of Financial Management at the Wharton School of the University of Pennsylvania and Director Emeritus of the Rodney L. White Center for Financial Research, also at the Wharton School. Dr. Blume has been associated with the Wharton School since 1967. Dr. Blume has also been a partner in Prudent Management Associates, a registered investment advisory firm, since 1982, and Chairman and President of Marshall E. Blume, Inc., a consulting firm, for over 25 years. He is an Associate Editor of the Journal of Fixed Income and the Journal of Portfolio Management. He is currently a member of the Board of Managers of the Measey Foundation, which is dedicated to the support of medical education in the Philadelphia area. He is a member of the Board of Managers, Episcopal Church, Eastern Diocese, the Shadow Financial Regulatory Committee and the Financial Economist Roundtable. Dr. Blume is a former trustee of Trinity College (Hartford) and the Rosemont School. Dr. Blume received his S.B. from Trinity College, and both his M.B.A. and Ph.D. from the University of Chicago. Dr. Blume's qualifications for service on our Board include his distinguished academic career at a leading educational institution, his expertise in the field of economics and finance and his involvement in several charitable and industry organizations.

ELIZABETH P. MUNSON*
Age: 55
Director Since: 2004

Ms. Munson serves as an Independent Director and as a member of the Audit Committee of the Board of Directors. Ms. Munson has also served as an Independent Director and a member of the Audit Committees of

CPA®:15 since April 2003 and CPA®:17 – Global since October 2007. Ms. Munson had also served as an Independent Director and member of the Audit Committee of CPA®:14 from December 2006 to September 2007, having previously served in those capacities from April 2002 to December 2003. Ms. Munson is the Chairman of the Board of Directors and President of Rockefeller Trust Company, N.A. and The Rockefeller Trust Company (Delaware), having joined those companies in June 2001. Ms. Munson is also a Managing Director of, and head of Wealth Management Services for, Rockefeller & Co. Prior to joining Rockefeller, she was a partner in the Private Clients Group of White & Case LLP from January 1993 to June 2001 and an associate at White & Case LLP from October 1983. Ms. Munson is a member of the Board of Managers, Vice President and Secretary of Episcopal Social Services, New York, New York, a member of the Board of Directors and President of United Neighbors of East Midtown, New York, New York, a member of the Board of Directors and Secretary of Friends of WWB/USA Inc., New York, New York, a member of the Board of Directors of the Cancer Schmancer Foundation, New York, New York, and a member of the Board of Directors of Lenox Hill Neighborhood House, New York, New York. Ms. Munson received her B.A. from Yale University, her J.D. from Harvard University and her Masters in Tax Law from New York University. Ms. Munson's qualifications for service on our Board include her executive experience with a leading investment and wealth management firm, her prior legal experience and her involvement in several charitable organizations.

RICHARD J. PINOLA*
Age: 66
Director Since: 2006

Mr. Pinola serves as an Independent Director and Chairman of the Audit Committee of the Board of Directors. He has also served as Lead Independent Director of the Board of Directors since June 2011. He has also served as an Independent Director and Chairman of the Audit Committee of the Board of Directors of CPA®:15 from August 2006 to September 2007 and has served as an Independent Director and a member of the Audit Committee of the Board of Directors of CPA®:15 again since June 2008 (Chairman of the Committee since August 2009) and as an Independent Director and a member of the Audit Committee of CPA®:17 – Global since July 2010 (having previously served in those capacities, including as Chairman of the Committee from October 2007 to June 2009) and as Lead Independent Director since June 2011. Mr. Pinola had also served as an Independent Director and a member of the Audit Committee of CPA®:14 from June 2009 to July 2010 (having previously served in those capacities, including as Chairman of the Committee, from July 2006 to April 2008). Mr. Pinola served as Chief Executive Officer and Chairman of Right Management Consultants from 1994 through 2004. He served as a Director of the company from 1990 and as CEO from 1992 until Right Management was purchased by Manpower Inc. Prior to joining Right Management Consultants, Mr. Pinola was President and Chief Operating Officer of Penn Mutual Life Insurance Company, an $8 billion diversified financial service firm. He was also a CPA with PriceWaterhouse & Co. (now PricewaterhouseCoopers). Mr. Pinola is a Director of Kenexa Inc. and Bankrate.com, having previously served in that capacity from October 2004 to September 2009. Mr. Pinola also served as a Director of K-Tron International from 1994 to April 2010 and Nobel Learning Communities from October 2004 to August 2011. He is also on the Boards of the Visiting Nurses Association and King's College. He has also served on the boards of directors of the American Lung Association, Janney Montgomery Scott LLC, the Life Office Management Association and the Horsham Clinic. Mr. Pinola was the Founder and Director of The Living Wills Archive Company and a Founder and board member of the Mutual Association for Professional Services. Mr. Pinola received his B.S. in Accounting from King's College. Mr. Pinola's qualifications for service on our Board include his extensive executive experience, his knowledge of accounting and his involvement in several charitable organizations.

JAMES D. PRICE*
Age: 73
Director Since: 2011

Mr. Price serves as an Independent Director and as a member of the Audit Committee of the Board of Directors, having previously served in those capacities from September 2005 to September 2007. He has also served as an Independent Director and a member of the Audit Committees of CPA®:15 since June 2006

(Chairman of the Committee from September 2007 to August 2009) and CPA®:17 – Global since October 2007 (Chairman of the Committee since August 2009). Mr. Price has also served as Lead Independent Director of the Board of Directors of CPA®:15 since March 2007. He had also served as an Independent Director and a member of the Audit Committee of CPA®:14 from September 2005 to April 2006 and again from December 2006 through the date of the Merger, having served as Chairman since April 2008. Mr. Price has over 40 years of real estate experience in the U.S. and foreign markets, including significant experience in structuring mortgage loans, leveraged leases, credit leases and securitizations involving commercial and industrial real estate. He is the President of Price & Marshall, Inc., a corporate equipment and real estate financing boutique which he founded in 1993. From March 1990 to October 1993, he worked at Bear Stearns & Co., Inc., where he structured and negotiated securitizations of commercial mortgages and corporate financings of real and personal property. From March 1985 to March 1990, he served as a Managing Director at Drexel Burnham Lambert Incorporated and as an Executive Vice President at DBL Realty, its real estate division. He also served in various capacities at Merrill Lynch & Co., including serving as manager of the Private Placement Department from 1970 to 1980, as a founder of Merrill Lynch Leasing, Inc. in 1976 and as Chairman of the Merrill Lynch Leasing, Inc. Investment Committee from 1976 to 1982. He is also on the Board of Advisors of the Harry Ransom Center at the University of Texas in Austin. Mr. Price received his B.A. from Syracuse University and his M.B.A. from Columbia University. Mr. Price's qualifications for service on our Board include his extensive experience in corporate real estate financing and sale-leaseback transactions in the U.S. and foreign markets.

* Independent Director

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

MARK J. DECESARIS
Age: 53

Mr. DeCesaris has served as Chief Financial Officer since July 2010. He has also served in the same capacity with each of WPC, CPA®:15, and CPA®:17 – Global since July 2010, having previously served as Acting Chief Financial Officer since November 2005 and of CPA®:17 – Global since October 2007. He served in similar capacities with CPA®:14 from November 2005 through the date of the Merger. He has also served as Chief Administrative Officer and Managing Director of WPC and each of the CPA® REITs since November 2005 (and of CPA®:17 – Global since October 2007). Mr. DeCesaris has also served as Chief Financial Officer of CWI since March 2008 and as its Chief Administrative Officer since September 2010. Mr. DeCesaris had previously been a consultant to WPC's Finance Department since May 2005. Prior to joining WPC, from 2003 to 2004 Mr. DeCesaris was Executive Vice President for Southern Union Company, a natural gas energy company publicly traded on the New York Stock Exchange, where his responsibilities included overseeing the integration of acquisitions and developing and implementing a shared service organization to reduce annual operating costs. From 1999 to 2003, he was Senior Vice President for Penn Millers Insurance Company, a property and casualty insurance company where he served as President and Chief Operating Officer of Penn Software, a subsidiary of Penn Millers Insurance. From 1994 to 1999, he was President and Chief Executive Officer of System One Solutions, a business consulting firm that he founded. Mr. DeCesaris is a licensed Certified Public Accountant and started his career with Coopers & Lybrand in Philadelphia. He graduated from King's College with a B.S. in Accounting and a B.S. in Informational Technology. He currently serves as Vice Chairman of the Board of Trustees of King's College and as a member of the Board of Trustees of the Chilton Memorial Hospital Foundation, and he is a member of the American Institute of Certified Public Accountants.

JOHN D. MILLER
Age: 67

Mr. Miller has served as Chief Investment Officer since 2005. He has also served in the same capacity with each of WPC and CPA®:15 since 2005 and of CPA®:17 – Global since October 2007. Mr. Miller joined WPC in 2004 as Vice Chairman of Carey Asset Management. He also served as Chief Investment Officer of CPA®:14

from 2005 through the date of the Merger. Mr. Miller was a Co-founder of StarVest Partners, L.P., a technology oriented venture capital fund. Mr. Miller continues to retain a Non-Managing Member interest in StarVest. From 1995 to 1998, he served as President of Rothschild Ventures Inc., the private investment unit of Rothschild North America. Prior to joining Rothschild in 1995, he held positions at two private equity firms, Credit Suisse First Boston's Clipper group and Starplough Inc., an affiliate of Rosecliff. Mr. Miller previously served in investment positions at the Equitable Capital Management Corporation, including serving as President, Chief Executive Officer, and head of its corporate finance department. He currently serves on the Board of Circle Entertainment Inc. and Function (X), Inc. He received his B.S. from the University of Utah and an M.B.A. from the University of Santa Clara.

GINO SABATINI
Age: 43

Mr. Sabatini has served as President of the Company since May 2011. Mr. Sabatini joined WPC in June 2000. Since then, he has served in various capacities at WPC, and at its affiliated CPA® REITs series of funds, and is currently the Co-Head of Global Investments and Managing Director. He also serves as Managing Director of CPA®:15 and CPA®:17 – Global. Mr. Sabatini had previously served as President of CPA®:14 from January 2010 through the date of the Merger. Mr. Sabatini graduated in 1991 from the University of Pennsylvania where he was enrolled in the Management and Technology program and he received a B.S. in Mechanical Engineering from the Engineering School and a B.S. in Economics from the Wharton School. In 2000, he received an M.B.A. from Harvard Business School.

THOMAS E. ZACHARIAS
Age: 58

Mr. Zacharias has served as Chief Operating Officer and Managing Director since May 2011, having previously served as President from June 2003 through the date of the Merger. He has also served as Chief Operating Officer and Managing Director of each of WPC since 2002 (Chief Operating Officer since 2005), CPA®:15 since 2005, CPA®:17 – Global since October 2007, and CPA®:14 from 2005 through the date of the Merger. Mr. Zacharias joined WPC in 2002 and is head of the Asset Management Department. Mr. Zacharias previously served as an Independent Director of CPA®:14 from 1997 to 2001 and CPA®:15 in 2001. Mr. Zacharias has also served as Chief Operating Officer of CWI since September 2010. Prior to joining WPC, Mr. Zacharias was a Senior Vice President of MetroNexus North America, a Morgan Stanley Real Estate Funds Enterprise. Prior to joining MetroNexus in 2000, Mr. Zacharias was a Principal at Lend Lease Development U.S., a subsidiary of Lend Lease Corporation, a global real estate investment management company. Between 1981 and 1998, Mr. Zacharias was a senior officer at Corporate Property Investors, which at the time of its merger into Simon Property Group in 1998 was one of the largest private equity REITs in the U.S. Mr. Zacharias received his undergraduate degree, *magna cum laude*, from Princeton University in 1976 and a Masters in Business Administration from Yale School of Management in 1979. He is a member of the Urban Land Institute, International Council of Shopping Centers and NAREIT, and served as a Trustee of Groton School in Groton, Massachusetts between 2003 and 2007.

AUDIT COMMITTEE MATTERS

Audit Committee

Our Board of Directors has established a standing Audit Committee. The Audit Committee meets on a regular basis at least quarterly and throughout the year as necessary. The Audit Committee's primary function is to assist the Board of Directors in monitoring the integrity of our financial statements, the compliance with legal and regulatory requirements and independence qualifications and performance of our internal audit function and Independent Registered Public Accounting Firm, all in accordance with the Audit Committee charter. The Directors who serve on the Audit Committee are all "independent" as defined in our Bylaws and the New York Stock Exchange listing standards and applicable rules of the SEC. The Audit Committee is currently comprised of Marshall E. Blume, Elizabeth P. Munson, Richard J. Pinola (Chairman) and James D. Price. Our Board of Directors has determined that Mr. Pinola, an Independent Director, is a "financial expert" as defined in Item 407 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). Our Board of Directors has adopted a formal written charter for the Audit Committee, which can be found on our website (www.cpa16global.com) in the "Corporate Governance" section.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any previous or future filings under the Securities Act or the Exchange Act except to the extent that we incorporate it by specific reference.

The Audit Committee reports as follows with respect to the audit of CPA®:16 – Global's fiscal 2011 audited financial statements.

The Audit Committee held four regularly scheduled quarterly meetings and five additional meetings during 2011.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2011 with the management of CPA®:16 – Global.

Management is responsible for the financial reporting process and preparation of the quarterly and annual consolidated financial statements, including maintaining a system of internal controls over financial reporting and disclosure controls and procedures. The Audit Committee is directly responsible for the appointment, compensation, retention, oversight and termination of the Company's outside or external auditors, PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm. The Independent Registered Public Accounting Firm is responsible for auditing the annual consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. The Audit Committee reviews the performance of the Company's internal audit function and the qualification of its audit personnel. The Audit Committee does not prepare financial statements or conduct audits.

The Audit Committee has discussed with the Independent Registered Public Accounting Firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee has received written disclosures and the letter from the Independent Registered Public Accounting Firm required by the applicable requirements of the PCAOB regarding the Independent Registered Public Accounting Firm's communication with the Committee concerning independence and has discussed with the Independent Registered Public Accounting Firm its independence from CPA®:16 – Global and its affiliates. Based on review and discussions of CPA®:16 – Global's audited financial statements with management and discussions with the Independent Registered Public Accounting Firm, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2011 be included in the Annual Report on Form 10-K for filing with the SEC.

Submitted by the Audit Committee:

Richard J. Pinola, Chairman
Marshall E. Blume
Elizabeth P. Munson
James D. Price

Fees Billed By PricewaterhouseCoopers LLP During Fiscal Years 2011 and 2010

The following table sets forth the approximate aggregate fees billed to CPA®:16 – Global during fiscal years 2011 and 2010 by PricewaterhouseCoopers LLP, categorized in accordance with SEC definitions and rules:

	2011	2010
Audit Fees(1)	$1,750,666	$935,929
Audit Related Fee(2)	0	0
Tax Fees(3)	30,631	0
All Other Fees	0	0
Total Fees	$1,781,297	$935,929

(1) Audit Fees: This category consists of fees for professional services rendered for the audits of CPA®:16 – Global's audited 2011 and 2010 financial statements and the review of the financial statements included in the Quarterly Reports on Form 10-Q for the quarter ended March 31, June 30, and September 30 for each of the 2011 and 2010 fiscal years and other audit services.

(2) Audit Related Fees: This category consists of audit related services performed by PricewaterhouseCoopers LLP. No fees were billed for assurance and audit related services rendered by PricewaterhouseCoopers LLP for the fiscal years ended 2011 and 2010.

(3) Tax Fees: This category consists of fees billed to CPA®:16 – Global by PricewaterhouseCoopers LLP for tax compliance and consultation services.

Pre-Approval By Audit Committee

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the Independent Registered Public Accounting Firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The Independent Registered Public Accounting Firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the Independent Registered Public Accounting Firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

If a non-audit service is required before the Audit Committee's next scheduled meeting, the Committee has delegated to its Chairman, Mr. Pinola, the authority to approve such services on its behalf, provided that such action is reported to the Committee at its next meeting.

BOARD'S ROLE IN RISK OVERSIGHT AND ITS LEADERSHIP STRUCTURE

Our advisor is charged with assessing and managing risks associated with our business on a day-to-day basis. We rely on our advisor's internal processes to identify, manage and mitigate material risks and to communicate with our Board of Directors. The Board's role is to oversee the advisor's execution of these responsibilities and to assess the advisor's approach to risk management on our behalf. The Board exercises this role periodically as part of its regular meetings and through meetings of its Audit Committee. The Board and the Audit Committee receive reports at their regular meetings from representatives of our advisor on areas of material risk to CPA®:16 – Global, including operational, financial, legal, regulatory, strategic and reputational risk, in order to review and understand risk identification, risk management and risk mitigation strategies.

On January 2, 2012, our Chairman, Wm. Polk Carey, passed away. As of the date of this proxy statement, our Board of Directors has not named anyone to fill the vacancy. During 2011, we maintained separate roles for our Chairman of the Board and Chief Executive Officer in recognition of the differences between the two roles. Our Chief Executive Officer, who is also the Chief Executive Officer of our advisor, has the general responsibility for implementing our policies and for the management of our business and affairs, while our Chairman of the Board presided over meetings of the full Board and provided critical thinking with respect to our strategy and performance. Our independent directors meet regularly in executive session and maintain an open line of communication with our Chief Executive Officer. Because our Chairman was not independent under applicable rules promulgated by the SEC, our Board appointed Richard J. Pinola as lead independent director of the Board. Our Board believes that Mr. Pinola is well suited for leading independent sessions of the Board in this capacity based on his extensive executive experience. Since the date of Mr. Carey's passing, Mr. Pinola has also chaired meetings of the Board of Directors in his capacity as Lead Independent Director.

BOARD MEETINGS AND DIRECTORS' ATTENDANCE

There were four regular Board meetings, four additional Board meetings, and nine Audit Committee meetings held in 2011, and each Director attended at least seventy-five percent of the aggregate Audit Committee meetings and Board meetings held while he or she was a Director. The Board of Directors of CPA®:16 – Global does not have a standing nominating or compensation committee. Although there is no specific policy regarding Director attendance at meetings of stockholders, Directors are invited and encouraged to attend. All Directors attended the annual meeting of stockholders held on June 15, 2011.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS — FISCAL 2011

We have no employees. Day-to-day management functions are performed by Carey Asset Management Corp. or its affiliates (collectively, our "advisor"). During 2011, we did not pay any compensation to our Executive Officers. We have not paid, and do not intend to pay, any annual compensation to our Executive Officers for their services as officers; however, we reimburse our advisor for the services of its personnel, including those who serve as our officers pursuant to the advisory agreement. Please see the section titled "Certain Relationships and Related Transactions" for a description of the contractual arrangements between us and our advisor and its affiliates.

In 2010, CPA®:16 – Global's Board of Directors retained Towers Watson & Co. ("Towers Watson"), a compensation consulting firm that acts as the independent compensation consultant to the Compensation Committee of the Board of Directors of our advisor, to conduct a peer group analysis on director compensation programs, to provide information and observations regarding current pay practices, and to provide its recommendations for the director compensation program of CPA®:16 – Global, as well as the other CPA® REITs, based on its evaluation and analysis.

Based on the recommendations of Towers Watson, our Board of Directors determined that, effective as of the date of the 2011 Annual Meeting, the compensation CPA®:16 – Global pays to each of its Directors who are not officers an annual cash retainer of $25,000, and an additional annual cash retainer of $10,000 for the Chairman of the Audit Committee, $1,000 for attendance, in person or by phone, at each regular quarterly board meeting and full board and committee meetings, and an annual grant of $13,500 of shares of our common stock, valued based upon the most recently published estimated net asset value per share of our common stock. In 2011, from January 1 through June 15, which was the date of our 2011 Annual Meeting, CPA®:16 – Global paid our Directors who are not officers an annual cash retainer of $19,333, an additional annual cash retainer of $6,000 for the Chairman of the Audit Committee and $1,000 for in-person attendance at each regular quarterly board meeting. Mr. Carey, the former Chairman of the Board of Directors, did not receive compensation for serving as a Director during 2011.

Director	Fees Earned or Paid in Cash	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Marshall E. Blume	$15,500	$13,500	$237	$29,237
Elizabeth P. Munson	29,167	13,500	237	42,904
Richard J. Pinola	38,167	13,500	237	51,904
James D. Price	16,500	13,500	237	30,237

(1) Amounts in the "Stock Awards" column reflect the aggregate grant date fair value of awards of shares of our common stock granted for 2011, computed in accordance with Financial Accounting Standards Board

Accounting Standards Codification Topic 718, Compensation — Stock Compensation ("FASB ASC Topic 718"), related to the annual grant of $13,500 of shares of our common stock on July 1, 2011. The grant date fair values of awards were calculated by multiplying the number of shares granted by our estimated net asset value per share of $8.90 on that date.

(2) All Other Compensation reflects dividends paid on the stock awards set forth in the table.

BOARD REPORT ON EXECUTIVE COMPENSATION

SEC regulations require the disclosure of the compensation policies applicable to Executive Officers in the form of a report by the compensation committee of the Board of Directors (or a report of the full Board of Directors in the absence of a compensation committee). As noted above, CPA®:16 – Global has no employees and pays no direct compensation. As a result, CPA®:16 – Global has no compensation committee and the Board of Directors has not considered a compensation policy for employees and has not included a report with this Proxy Statement. Pursuant to the advisory agreement, CPA®:16 – Global reimbursed our advisor, an affiliate of WPC, for CPA®:16 – Global's proportional share of the cost incurred by affiliates of WPC in paying Wm. Polk Carey in connection with his services on behalf of the Company, other than as a Director, and in paying Trevor P. Bond in connection with his services on behalf of the Company during 2011. Please see the section titled "Certain Relationships and Related Transactions" for additional details regarding reimbursements to WPC and its affiliates.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, CPA®:16 – Global's Board of Directors has not appointed a compensation committee. None of the members of CPA®:16 – Global's Board of Directors are involved in a relationship requiring disclosure as an interlocking Executive Officer/Director or under Item 404 of Regulation S-K or as a former officer or employee of CPA®:16 – Global.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

"Beneficial Ownership" as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. Other than as described in the table below, we know of no stockholder who beneficially owned more than 5% of the outstanding shares.

The following table shows how many shares of CPA®:16 – Global's common stock were owned, as of the record date, by the Directors, Director Nominees and Named Executive Officers, which under SEC Regulations consists of our Chief Executive Officer and our Chief Financial Officer. Directors, Director Nominees and Named Executive Officers who owned no shares are not listed in the table. The business address of the Directors, Director Nominees and Named Executive Officers listed below is the address of our principal executive office, 50 Rockefeller Plaza, New York, NY 10020.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
W. P. Carey & Co. LLC (1)	36,385,916	18%
Trevor P. Bond	1	*
Marshall E. Blume	8,369	*
Elizabeth P. Munson	8,158	*
James D. Price	6,552	*
Richard J. Pinola	21,267	*
All Directors and Executive Officers as a Group (9 Individuals)	49,309	*

* Less than 1%.

(1) Includes 8,178,584 shares owned by Carey Asset Management Corp., 170,043 shares owned by W. P. Carey International LLC and 28,037,289 shares owned by Carey REIT II, Inc. The business address of W.P. Carey & Co. LLC is 50 Rockefeller Plaza, New York, NY 10020.

CODE OF ETHICS

CPA®:16 – Global's Board of Directors has adopted a Code of Ethics that sets forth the standards of business conduct and ethics applicable to all of our employees, including our Executive Officers and Directors. This code is available on the Company's website (www.cpa16global.com) in the "Corporate Governance" section. We also intend to post amendments to or waivers from the Code of Ethics at this location on the website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Trevor P. Bond is a nominee to our Board of Directors and the Chief Executive Officer of WPC, the parent company of Carey Asset Management Corp. which, together with its affiliates, serves as our advisor. During 2011, we retained our advisor to provide advisory services in connection with identifying, evaluating, negotiating, financing, purchasing and disposing of investments and performing day-to-day management services and certain administrative duties for us pursuant to an advisory agreement. The advisor earns asset management and other fees, and an affiliate of the advisor holds a membership interest in our operating partnership subsidiary entitling the affiliate to certain cash distributions. Fees and operating partnership distributions are payable in cash or shares of our common stock at the option of the advisor and its affiliate.

During 2011, we paid the advisor $16.9 million in asset management fees, $1.9 million in deferred acquisition fees and $0.6 million in mortgage refinancing fees. As of December 31, 2011, we accrued $3.4 million of unpaid deferred acquisition fees and $1.1 million of subordinated disposition fees payable to our advisor. Deferred acquisition fees are paid in equal installments over three years and bear interest at 5% per year until paid. Subordinated disposition fees can only be paid to the advisor after our stockholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since our inception. Our operating partnership paid $6.2 million in distributions of available cash to an affiliate of our advisor pursuant to the operating agreement of our operating partnership. For a description of fees paid and distributions made in connection with the Merger, see the section titled "—The Merger and the UPREIT Reorganization" below.

We own interests in property-owning entities ranging from 25% to 90%, as well as a jointly-controlled tenancy-in-common interest in properties, with the remaining interests held by other CPA® REITs and affiliates of our advisor.

Because we do not have our own employees, the advisor employs, directly and through its affiliates, our officers and other personnel to provide services to us, including our Executive Officers. During 2011, $5.5 million was paid to the advisor or its affiliates by us to cover such personnel expenses, which amount includes both cash compensation and employee benefits. In addition, pursuant to a cost-sharing arrangement among the CPA® REITs, the advisor and other affiliates of the advisor, we pay our proportionate share, based on adjusted revenues, of office rental expenses and of certain other overhead expenses. Under this arrangement, our share of office rental expenses for 2011 was $1.1 million.

The Merger and the UPREIT Reorganization

On May 2, 2011, the Merger occurred pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 13, 2010, with CPA®:14, WPC and certain of their subsidiaries, which entitled stockholders of CPA®:14 to receive $10.50 per share after giving effect to a $1.00 per share special cash distribution funded by CPA®:14.

For each share of CPA®:14 stock owned, CPA®:14 stockholders received, at their election, either (i) $10.50 in cash or (ii) 1.1932 shares of CPA®:16 – Global, collectively the "Merger Consideration." We paid the Merger Consideration of $954.6 million, including the payment of $444.0 million in cash to liquidating stockholders and the issuance of 57,365,145 shares of common stock with a fair value of $510.5 million on the date of closing to stockholders of CPA®:14 in exchange for 48,076,723 shares of CPA®:14 common stock. The $1.00 per share special cash distribution, totaling $90.4 million in the aggregate, was funded from the proceeds of properties sold by CPA®:14 in connection with the Merger. In order to fund the Merger Consideration, we utilized a portion of the $302.0 million of available cash drawn under a new line of credit and $121.0 million in cash we received from WPC in return for the issuance of 13,750,000 shares of our common stock. Immediately after giving effect to the Merger, subsidiaries of WPC collectively owned approximately 17.5% of our outstanding common stock, which excludes its membership interest in our operating partnership. The assets we acquired and liabilities we assumed in the Merger exclude certain sales made in connection with the Merger by CPA®:14 of equity interests in entities that owned six properties to CPA®:17 – Global and WPC, for an aggregate of $89.5 million in cash plus the assumption of related indebtedness.

In connection with the Merger, the advisor waived any acquisition fees payable by us under the advisory agreement in respect of the properties acquired in the Merger and also waived any disposition fees that may subsequently be payable by us upon a sale of such assets. As the advisor to CPA®:14, the advisor also earned acquisition fees related to those properties acquired by CPA®:14 and disposition fees on those properties upon the liquidation of CPA®:14 and, as a result, we and the advisor agreed that the advisor should not receive fees upon the acquisition or disposition of the same properties by us. The advisor received fees totaling approximately $46.4 million from CPA®:14 in connection with the Merger and the CPA®:14 asset sales, $31.2 million of which was paid in shares of CPA®:14 common stock at a price per share equal to $10.50. In addition, CPA®:14's advisor received approximately $6.1 million in fees that had accrued but were not yet paid under the advisory agreement.

Immediately following the Merger on May 2, 2011, we completed an internal reorganization whereby we formed an umbrella partnership real estate investment trust (an "UPREIT," and the reorganization, the "UPREIT Reorganization"), which was approved by our stockholders in connection with the Merger. In connection with the UPREIT Reorganization, we contributed substantially all of our assets and liabilities to CPA 16 LLC, a newly formed Delaware limited liability company subsidiary (the "operating partnership"), in exchange for a managing member interest and units of membership interest in the operating partnership, which together represent a 99.985% capital interest of the "Managing Member" (representing our stockholders' interest). Carey REIT III, Inc., a subsidiary of WPC, acquired a special membership interest of 0.015% in the Operating Partnership entitling it to receive certain profit allocations and cash distributions.

Policies and Procedures With Respect to Related Party Transactions

Our Bylaws generally provide that all of the transactions that we enter into with our "affiliates," such as our Directors, Officers, advisor and their respective affiliates, must be, after disclosure of such affiliation, approved or ratified by a majority of our independent Directors and a majority of the Directors who are not otherwise interested in the transaction. In addition, such Directors and Independent Directors must determine that (1) the transaction is in all respects on such terms as, at the time of the transaction and under the circumstances then prevailing, fair and reasonable to our stockholders and (2) the terms of such transaction are at least as favorable as the terms then prevailing for comparable transactions made on an arm's-length basis.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that Directors, Executive Officers and persons who are the beneficial owners of more than 10% of our shares file reports of their ownership and changes in ownership of our shares with the SEC and to furnish us with copies of all such Section 16 reports that they file. Based upon a review of the copies of such reports furnished to us as filed with the SEC and other written representations that no other reports were required to be filed during the year, CPA®:16 – Global believes that our Directors, Executive Officers and beneficial owners of 10% or more of our stock were in compliance with the reporting requirements of Section 16(a) during 2011.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

From CPA®:16 – Global's inception, we have engaged the firm of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm. The Audit Committee has approved the engagement of

PricewaterhouseCoopers LLP as the Company's auditors for 2012. PricewaterhouseCoopers LLP also serves as auditor for each of WPC, CPA®:15 and CPA®:17- Global, and served as the auditor for CPA®:14 through the date of the Merger.

A representative of PricewaterhouseCoopers LLP will be available at the Annual Meeting to make a statement, if he or she desires to do so, and to respond to appropriate questions from stockholders.

STOCKHOLDER COMMUNICATIONS

The Board of Directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters and subject to any required assistance or advice from legal counsel, Ms. Susan C. Hyde, Director of Investor Relations, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries of such communications to the Directors as she considers appropriate. This monitoring process has been approved by our Independent Directors.

We must receive at our principal executive offices any proposal that a stockholder intends to present at CPA®:16 – Global's 2013 Annual Meeting no later than December 31, 2012 in order to be included in CPA®:16 – Global's Proxy Statement and form of proxy relating to the 2013 Annual Meeting pursuant to SEC Rule 14a-8 under the Exchange Act.

Under our current charter, all stockholder proposals to be presented in connection with the 2013 Annual Meeting of stockholders, other than proposals submitted pursuant to SEC Rule 14a-8 of the Exchange Act, must be received by CPA®:16 – Global's Secretary not fewer than 120 days before the scheduled date of the 2013 Annual Meeting. In addition, any stockholder wishing to nominate a Director at the 2013 Annual Meeting must provide timely written notice of such nomination, to CPA®:16 – Global's Secretary, as set forth in our Bylaws. Under our current Bylaws, a stockholder's notice regarding a nomination shall be timely if it is delivered to, or mailed and received at, the principal office of CPA®:16 – Global not less than 30 days nor more than 60 days prior to the 2013 Annual Meeting. Thus, if the 2013 Annual Meeting were to occur on June 20, 2013, then stockholder proposals must be received by February 20, 2013 and any stockholder's notice of a Director nomination must be received not earlier than April 21, 2013, nor later than May 21, 2013. However, if fewer than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made to the stockholder, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the 2013 Annual Meeting was mailed or such public disclosure was made. Our Secretary will provide a copy of our Bylaws upon written request and without charge.

Stockholders and other interested persons who wish to send communications on any topic to the Board of Directors should address such communications in care of Ms. Susan C. Hyde, Director of Investor Relations, at W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020.

Appendix A

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

ARTICLES OF AMENDMENT

Corporate Property Associates 16 — Global Incorporated, a Maryland corporation (the "Company"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Company (the "Charter") is hereby amended by adding a new subsection (e) to Article VIII as follows:

> "(e) With respect to Shares owned by the Advisor, any Director, or any of their Affiliates, neither the Advisor, nor such Director(s), nor any of their Affiliates may vote or consent on matters submitted to the Shareholders regarding the removal of the Advisor, such Director(s) or any of their Affiliates or any transaction between the Company and any of them. In determining the requisite percentage in interest of Shares necessary to approve a matter on which the Advisor, such Director(s) and any of their Affiliates may not vote or consent, any Shares owned by any of them shall be deemed not entitled to cast votes on the matter and shall not be included in making such determination."

SECOND: The amendment to the Charter as set forth above has been duly advised by the board of directors of the Company and approved by the stockholders of the Company as required by law.

The undersigned Chief Financial Officer of the Company acknowledges these Articles of Amendment to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Financial Officer and attested by its Secretary on this   day of   , 2012.

ATTEST:	CORPORATION PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
____________________	____________________
Susan C. Hyde Secretary	Mark J. DeCesaris Chief Financial Officer

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Corporate Property Associates 16 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa16global@wpcarey.com
www.cpa16global.com

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